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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC
Mail Processing
Section
SEP 15 2016
Washington DC
412

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

16004954

Republic of Peru
Exact name of registrant as specified in charter

0000077694
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2015
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-02512
SEC file number, if available

S-____________ ____________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-____________ ____________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2015
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 15, 2016.

Republic of Peru
(Registrant)

By: [signature]
Name: Maria Teresa Merino de Hart
Title: Consulate General of Peru, New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20 ____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL	
OMB Number:	3235-0327
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Peru
Exact name of registrant as specified in charter

0000077694
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2015
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-02512
SEC file number, if available

S-______________ ____
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-______________ ____
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2015
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 15, 20 16 .

Republic of Peru
(Registrant)

By: /s/ Maria Teresa Merino de Hart
Name: Maria Teresa Merino de Hart
Title: Consulate General of Peru, New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 20 _____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the U.S. Securities and Exchange Commission Exhibit C to the Republic of Peru's Annual Report on Form 18-K for the year ended December 31, 2015 pursuant to Rule 306(c) of Regulation S-T under the U.S. Securities act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2016 Annual Budget of the Republic of Peru.

PODER LEGISLATIVO

CONGRESO DE LA REPUBLICA

LEY Nº 30372

EL PRESIDENTE DE LA REPÚBLICA
POR CUANTO:

EL CONGRESO DE LA REPÚBLICA;

Ha dado la Ley siguiente:

LEY DE PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2016

CAPÍTULO I

APROBACIÓN DEL PRESUPUESTO DEL SECTOR PÚBLICO

Artículo 1. Presupuesto Anual de Gastos para el Año Fiscal 2016

1.1 Apruébase el Presupuesto Anual de Gastos para el Año Fiscal 2016 por el monto de S/. 138 490 511 244,00 (CIENTO TREINTA Y OCHO MIL CUATROCIENTOS NOVENTA MILLONES QUINIENTOS ONCE MIL DOSCIENTOS CUARENTA Y CUATRO Y 00/100 NUEVOS SOLES) que comprende los créditos presupuestarios máximos correspondientes a los pliegos presupuestarios del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, agrupados en Gobierno Central e instancias descentralizadas, conforme a la Constitución Política del Perú y de acuerdo con el detalle siguiente:

GOBIERNO CENTRAL	NUEVOS SOLES
Correspondiente al Gobierno Nacional	**104 303 961 188,00**
Gastos corrientes	64 342 163 454,00
Gastos de capital	28 679 734 057,00
Servicio de la deuda	11 282 063 677,00
INSTANCIAS DESCENTRALIZADAS	**Nuevos Soles**
Correspondiente a los Gobiernos Regionales	**19 327 967 950,00**
Gastos corrientes	15 717 158 413,00
Gastos de capital	3 422 226 527,00
Servicio de la deuda	188 583 010,00
Correspondiente a los Gobiernos Locales	**14 858 582 106,00**
Gastos corrientes	9 696 833 644,00
Gastos de capital	4 901 871 304,00
Servicio de la deuda	259 877 158,00
TOTAL S/.	**138 490 511 244,00**

1.2 Los créditos presupuestarios correspondientes al Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales se detallan en los anexos que forman parte de la presente Ley de acuerdo con lo siguiente:

DESCRIPCIÓN	ANEXO
Distribución del gasto del presupuesto del sector público por categoría y genérica del gasto.	1
Distribución del gasto del presupuesto del sector público por nivel de gobierno y genérica del gasto.	2
Distribución del gasto del presupuesto del sector público por nivel de gobierno y funciones.	3
Distribución del gasto del presupuesto del sector público por niveles de gobierno, pliegos y fuentes de financiamiento.	4
Distribución del gasto del presupuesto del sector público por pliegos del Gobierno Nacional a nivel de productos, proyectos y actividades.	5
Distribución del gasto del presupuesto del sector público por gobierno regional a nivel de productos, proyectos y actividades.	6
Distribución del gasto del presupuesto del sector público por gobiernos locales y genéricas del gasto.	7
Distribución del gasto del presupuesto del sector público por programas presupuestales y pliegos.	8

1.3 Las subvenciones y cuotas internacionales a ser otorgadas durante el Año Fiscal 2016 por los pliegos presupuestarios están contenidas en los anexos: "A: Subvenciones para Personas Jurídicas - Año Fiscal 2016" y "B: Cuotas Internacionales - Año Fiscal 2016" de la presente Ley. Durante el Año Fiscal 2016, previa evaluación y priorización por el Ministerio de Relaciones Exteriores, se puede modificar el Anexo B, mediante decreto supremo refrendado por el ministro de Relaciones Exteriores, lo que no comprende la inclusión de cuotas adicionales a las contempladas en dicho anexo. Las cuotas internacionales no contempladas en el Anexo B de la presente Ley se sujetan a lo establecido en el artículo 67 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 2. Recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2016

Los recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2016 se estiman por fuentes de financiamiento, por el monto total de S/.138 490 511 244,00 (CIENTO TREINTA Y OCHO MIL CUATROCIENTOS NOVENTA MILLONES QUINIENTOS ONCE MIL DOSCIENTOS CUARENTA Y CUATRO Y 00/100 NUEVOS SOLES), conforme al siguiente detalle:

FUENTES DE FINANCIAMIENTO	NUEVOS SOLES
Recursos ordinarios	85 655 143 718,00
Recursos directamente recaudados	11 386 818 851,00
Recursos por operaciones oficiales de crédito	22 666 553 767,00
Donaciones y transferencias	381 233 938,00
Recursos determinados	18 400 760 970,00
TOTAL S/.	**138 490 511 244,00**

CAPÍTULO II

NORMAS PARA LA GESTIÓN PRESUPUESTARIA

SUBCAPÍTULO I

DISPOSICIONES GENERALES

Artículo 3. Del alcance

Las disposiciones contenidas en el presente capítulo son de obligatorio cumplimiento por las entidades integrantes de los Poderes Legislativo, Ejecutivo y Judicial; Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Consejo Nacional de la Magistratura; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en la presente Ley. Asimismo, son de obligatorio cumplimiento por los gobiernos regionales y los gobiernos locales y sus respectivos organismos públicos.

Artículo 4. Acciones administrativas en la ejecución del gasto público

4.1 Las entidades públicas sujetan la ejecución de sus gastos a los créditos presupuestarios autorizados en la Ley de Presupuesto del Sector Público, aprobada por el Congreso de la República y modificatorias, en el marco del artículo 78 de la Constitución Política del Perú y el artículo I del Título Preliminar de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

4.2 Todo acto administrativo, acto de administración o las resoluciones administrativas que autoricen gastos no son eficaces si no cuentan con el crédito presupuestario correspondiente en el presupuesto institucional o condicionan la misma a la asignación de mayores créditos presupuestarios, bajo exclusiva responsabilidad del titular de la entidad, así como del jefe de la Oficina de Presupuesto y del jefe de la Oficina de Administración, o los que hagan sus veces, en el marco de lo establecido en la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 5. Control del gasto público

5.1 Los titulares de las entidades públicas, el jefe de la Oficina de Presupuesto y el jefe de la Oficina de Administración, o los que hagan sus veces en el pliego presupuestario, son responsables de la debida aplicación de lo dispuesto en la presente Ley, en el marco del principio de legalidad, recogido en el artículo IV del Título Preliminar de la Ley 27444, Ley del Procedimiento Administrativo General.

5.2 La Contraloría General de la República verifica el cumplimiento de lo dispuesto en la presente Ley y las demás disposiciones vinculadas al gasto público en concordancia con el artículo 82 de la Constitución Política del Perú. Asimismo y bajo responsabilidad, para el gasto ejecutado mediante el presupuesto por resultados, debe verificar su cumplimiento bajo esta estrategia. El resultado de las acciones efectuadas en cumplimiento de lo establecido en el presente numeral, es informado a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, en el más breve plazo.

SUBCAPÍTULO II

GASTO EN INGRESOS DEL PERSONAL

Artículo 6. Ingresos del personal

Prohíbese en las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, el reajuste o incremento de remuneraciones, bonificaciones, dietas, asignaciones, retribuciones, estímulos, incentivos, compensaciones económicas y beneficios de toda índole, cualquiera sea su forma, modalidad, periodicidad, mecanismo y fuente de financiamiento. Asimismo, queda prohibida la aprobación de nuevas bonificaciones, asignaciones, incentivos, estímulos, retribuciones, dietas, compensaciones económicas y beneficios de toda índole con las mismas características señaladas anteriormente. Los arbitrajes en materia laboral se sujetan a las limitaciones legales establecidas por la presente norma y disposiciones legales vigentes. La prohibición incluye el incremento de remuneraciones que pudiera efectuarse dentro del rango o tope fijado para cada cargo en las escalas remunerativas respectivas.

Artículo 7. Aguinaldos, gratificaciones y escolaridad

7.1 Los funcionarios y servidores nombrados y contratados bajo el régimen del Decreto Legislativo 276 y la Ley 29944; los docentes universitarios a los que se refiere la Ley 30220; el personal de la salud al que se refiere el numeral 3.2 del artículo 3 del Decreto Legislativo 1153; los obreros permanentes y eventuales del Sector Público; el personal de las Fuerzas Armadas y de la Policía Nacional del Perú; y los pensionistas a cargo del Estado comprendidos en los regímenes de la Ley 15117, los Decretos Leyes 19846 y 20530, el Decreto Supremo 051-88-PCM y la Ley 28091, en el marco del numeral 2 de la Quinta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, perciben en el Año Fiscal 2016 los siguientes conceptos:

a) Los aguinaldos por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, cuyos montos ascienden, cada uno, hasta la suma de S/. 300,00 (TRESCIENTOS Y 00/100 NUEVOS SOLES).
b) La bonificación por escolaridad, que se incluye en la planilla de pagos correspondiente a enero y cuyo monto asciende hasta la suma de S/. 400,00 (CUATROCIENTOS Y 00/100 NUEVOS SOLES).

7.2 Las entidades públicas que cuenten con personal del régimen laboral de la actividad privada se sujetan a lo establecido en la Ley 27735, para abonar las gratificaciones correspondientes por Fiestas Patrias y Navidad en julio y diciembre, respectivamente. Asimismo, otorgan la bonificación por escolaridad hasta por el monto señalado en el literal b) del numeral 7.1, salvo que, por disposición legal, vengan entregando un monto distinto al señalado en el citado literal.

7.3 Los trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo 1057, en el marco de la Ley 29849, perciben por concepto de aguinaldo por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, hasta el monto al que hace referencia el literal a) del numeral 7.1 del presente artículo. Para tal efecto, dichos trabajadores deben estar registrados en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas.

SUBCAPÍTULO III

MEDIDAS DE AUSTERIDAD, DISCIPLINA Y CALIDAD EN EL GASTO PÚBLICO

Artículo 8. Medidas en materia de personal

8.1 Prohíbese el ingreso de personal en el Sector Público por servicios personales y el nombramiento, salvo en los supuestos siguientes:

a) La designación en cargos de confianza y de directivos superiores de libre designación y remoción, conforme a los documentos de gestión de la entidad, a la Ley 28175, Ley Marco del Empleo Público, y demás normativa sobre la materia, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.
b) El nombramiento en plaza presupuestada cuando se trate de magistrados del Poder Judicial, fiscales del Ministerio Público, profesores del Magisterio Nacional, así como del personal egresado de las escuelas de las Fuerzas Armadas y la Policía Nacional del Perú y de la Academia Diplomática.
c) La incorporación en la Carrera Especial

Pública Penitenciaria, para la culminación de su implementación, de hasta el cien por ciento (100%) del personal del Instituto Nacional Penitenciario (INPE) sujeto al régimen laboral del Decreto Legislativo 276 que se encuentra comprendido en la Ley 29709, Ley de la Carrera Especial Pública Penitenciaria, lo que incluye los porcentajes establecidos en el literal e) del numeral 8.1 del artículo 8 de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013, en el literal c) del numeral 8.1 del artículo 8 de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014, y en el literal c) del numeral 8.1 del artículo 8 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015.

d) La contratación para el reemplazo por cese, ascenso o promoción del personal, o para la suplencia temporal de los servidores del Sector Público, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en los casos que corresponda. En el caso de los reemplazos por cese del personal, este comprende al cese que se hubiese producido a partir del año 2014, debiéndose tomar en cuenta que el ingreso a la administración pública se efectúa necesariamente por concurso público de méritos y sujeto a los documentos de gestión respectivos. En el caso del ascenso o promoción del personal las entidades deberán tener en cuenta, previamente a la realización de dicha acción de personal, lo establecido en el literal b) de la Tercera Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. En el caso de suplencia de personal, una vez finalizada la labor para la cual fue contratada la persona, los contratos respectivos quedan resueltos automáticamente.
El ascenso o promoción al que se refiere el presente literal, para el caso de los docentes universitarios, sólo es aplicable para aquellas universidades que hayan concluido con el proceso de adecuación del gobierno de la universidad pública regulado por la Primera Disposición Complementaria Transitoria de la Ley 30220, Ley Universitaria.

e) El nombramiento en plaza presupuestada cuando se trate de docentes universitarios. Lo establecido en el presente literal sólo es aplicable para aquellas universidades que hayan concluido con el proceso de adecuación del gobierno de la universidad pública al que se refiere la Primera Disposición Complementaria Transitoria de la Ley 30220, Ley Universitaria.

f) La asignación de gerentes públicos, conforme a la correspondiente certificación de crédito presupuestario otorgada por la entidad de destino y de la Autoridad Nacional del Servicio Civil (SERVIR), con cargo al presupuesto institucional de dichos pliegos, y hasta la culminación del proceso de implementación de la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

g) La contratación en plaza presupuestada de docentes universitarios en las universidades públicas creadas a partir del año 2007, con cargo a su presupuesto institucional y en el marco de las disposiciones legales vigentes.

h) El nombramiento de hasta el veinte por ciento (20%) de los profesionales de la salud y de los técnicos y auxiliares asistenciales de la salud del Ministerio de Salud, sus organismos públicos y las unidades ejecutoras de salud de los Gobiernos Regionales y las Comunidades Locales de Administración en Salud – CLAS, definidos a la fecha de entrada en vigencia del Decreto Legislativo 1153.

i) El nombramiento de los Vocales y Secretarios Relatores del Tribunal Fiscal, a los que se refiere el artículo 99 del Texto Único Ordenado del Código Tributario, aprobado por Decreto Supremo 133-2013-EF.

j) La contratación temporal del profesorado en instituciones educativas públicas de educación básica y técnico productiva, en el marco de la Ley 30328 y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.
Para dicha contratación es aplicable lo dispuesto en el segundo párrafo del artículo 76 de la Ley 29944, Ley de la Reforma Magisterial.
Para tal efecto, es requisito previo contar con el Presupuesto Analítico de Personal (PAP) actualizado.

8.2 Para la aplicación de los casos de excepción establecidos desde el literal a) hasta el literal j), es requisito que las plazas o puestos a ocupar se encuentren aprobados en el Cuadro de Asignación de Personal (CAP), en el Cuadro para Asignación de Personal Provisional (CAP Provisional) o en el Cuadro de Puestos de la Entidad (CPE), según corresponda, registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas, y que cuenten con la respectiva certificación del crédito presupuestario.

8.3 Adicionalmente, para el ascenso o promoción establecido en el literal d) del presente artículo, en el caso de los profesores del Magisterio Nacional, docentes universitarios y personal de la salud, así como para el nombramiento de docentes universitarios al que se refiere el literal e) del presente artículo, previo a la realización de dichas acciones de personal es necesario el informe favorable de la Dirección General de Presupuesto Público y el informe técnico de la Dirección General de Gestión de Recursos Públicos vinculado a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público para el caso del Gobierno Nacional y los Gobiernos Regionales.

8.4 Para la aplicación del supuesto previsto en el literal h) del presente artículo, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta de este último, se aprueban las modificaciones presupuestarias en el nivel institucional a favor de los organismos públicos del Ministerio de Salud y los Gobiernos Regionales con cargo al financiamiento previsto en el presupuesto institucional del Ministerio de Salud, con el objeto de atender el gasto en materia de los nombramientos a que hace referencia el citado literal, previa aprobación por parte del Ministerio de Salud de los lineamientos sobre la composición del veinte por ciento (20%) de los profesionales de la salud y de los técnicos y auxiliares asistenciales de la salud a ser nombrado. Adicionalmente, hasta el 31 de marzo de 2016, el Ministerio de Salud remitirá al Ministerio de Economía y Finanzas, la relación nominal del personal comprendido en el presente artículo.

8.5 Las entidades públicas, independientemente del régimen laboral que las regule, no se encuentran autorizadas para efectuar gastos por concepto de horas extras.

Artículo 9. Medidas en materia de modificaciones presupuestarias en el nivel funcional programático

9.1 A nivel de pliego, la Partida de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo" no puede habilitar a otras partidas de gasto ni ser habilitada, salvo las habilitaciones que se realicen dentro de la indicada partida entre unidades ejecutoras del mismo pliego. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Creación, desactivación, fusión o reestructuración de entidades.
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Atención de sentencias judiciales con calidad de cosa juzgada.
d) Atención de deudas por beneficios sociales y compensación por tiempo de servicios.
e) Las modificaciones en el nivel funcional programático que se realicen hasta el 31 de enero del año 2016. Para la aplicación de lo dispuesto por el literal h) del numeral 8.1 del artículo 8 de la presente Ley, excepcionalmente, el Ministerio de Salud, sus organismos públicos y los Gobiernos Regionales podrán realizar las modificaciones presupuestarias en el nivel funcional programático hasta el 31 de marzo de 2016.

Para la habilitación de la Partida de Gasto 2.1.1 "Retribuciones y complementos en efectivo" por aplicación de los casos indicados desde el literal a) hasta el literal e), se requiere del informe previo favorable de la Dirección General de Presupuesto Público, con opinión técnica favorable de la Dirección General de Gestión de Recursos Públicos vinculado a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público para el caso del Gobierno Nacional y los Gobiernos Regionales.

9.2 A nivel de pliego, la Partida de Gasto 2.2.1 "Pensiones" no puede ser habilitadora, salvo para las habilitaciones que se realicen dentro de la misma partida entre unidades ejecutoras del mismo pliego presupuestario, y para la atención de sentencias judiciales en materia pensionaria con calidad de cosa juzgada, en este último caso previo informe favorable de la Dirección General de Presupuesto Público.

9.3 Prohíbese las modificaciones presupuestarias en el nivel funcional programático con cargo a la Genérica del Gasto "Adquisición de Activos No Financieros", con el objeto de habilitar recursos para la contratación de personas bajo el Régimen Laboral Especial del Decreto Legislativo 1057. La misma restricción es aplicable a las partidas de gasto vinculadas al mantenimiento de infraestructura, las cuales tampoco pueden ser objeto de modificación presupuestaria para habilitar recursos destinados al financiamiento de contratos bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no vinculados a dicho fin.
La contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no es aplicable en la ejecución de proyectos de inversión pública.

9.4 A nivel de pliego, las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios" y 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, salvo las habilitaciones que se realicen entre o dentro de las indicadas específicas en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego, quedando, sólo para dicho fin, exonerado de lo establecido en el numeral 9.5 del presente artículo. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Creación, desactivación, fusión o reestructuración de entidades.
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Las modificaciones en el nivel funcional programático que se realicen hasta el 31 de marzo del año 2016.

Las entidades del Gobierno Nacional y los Gobiernos Regionales, para las habilitaciones o anulaciones de las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios" y 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." por aplicación de los casos indicados desde el literal a) hasta el literal c) del presente numeral, requieren del informe previo favorable de la Dirección General de Presupuesto Público.

9.5 Los créditos presupuestarios destinados al pago de las cargas sociales no pueden ser destinados a otras finalidades, bajo responsabilidad.

9.6 Prohíbese, durante el Año Fiscal 2016, a los pliegos Ministerio de Defensa y Ministerio del Interior efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a la Partida de Gasto 2.3.1 3. Combustibles, Carburantes, Lubricantes y Afines con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen en la indicada partida entre unidades ejecutoras del mismo pliego.
Durante la ejecución presupuestaria se podrán autorizar excepciones a la prohibición establecida en la presente disposición, las que se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Defensa y/o el Ministro del Interior, según corresponda, a solicitud de éstos últimos.
Para el caso de los Programas Presupuestales, lo establecido en el presente numeral no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de producto, a las que se refiere el numeral 80.1 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

9.7 Prohíbese, durante el Año Fiscal 2016, a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1.6 (repuestos y accesorios), 2.3.1.11 (suministros para mantenimiento y reparación) y 2.3.2.4 (servicios de mantenimiento, acondicionamiento y reparaciones), con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.
Para el caso de los Programas Presupuestales, lo establecido en el párrafo precedente no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de producto a las que se refiere el numeral 80.1 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.
Para el caso de los gobiernos locales, quedan exceptuados de lo dispuesto por el primer párrafo del presente numeral, únicamente, para habilitar la Partida de Gasto 2.4 Donaciones y Transferencias, de sus respectivos presupuestos

institucionales. Los recursos de dicha partida de gasto habilitada deben ser transferidos financieramente por cada gobierno local a favor de sus Institutos Viales Provinciales (IVP), conforme a lo dispuesto en el acápite f.4 del literal f del numeral 15.1 del artículo 15 de la presente Ley.

9.8 Prohíbese, durante el Año Fiscal 2016, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.2 2.1 (servicios de energía eléctrica, agua y gas) y 2.3.2 2.2 (servicios de telefonía e internet), con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

Artículo 10. Medidas en materia de bienes y servicios

10.1 Prohíbese los viajes al exterior de servidores o funcionarios públicos y representantes del Estado con cargo a recursos públicos, salvo los siguientes casos, que se autorizan mediante resolución del titular de la entidad:

a) Los viajes que se efectúen en el marco de la negociación de acuerdos comerciales o tratados comerciales y ambientales, negociaciones económicas y financieras y las acciones de promoción de importancia para el Perú.
b) Los viajes que realicen los inspectores de la Dirección General de Aeronáutica Civil del Ministerio de Transportes y Comunicaciones para las acciones de inspección y vigilancia de actividades de aeronáutica civil.
c) Los titulares de los organismos constitucionalmente autónomos, los altos funcionarios y autoridades del Estado señalados en el artículo 2 de la Ley 28212, Ley que Regula los Ingresos de los Altos Funcionarios, Autoridades del Estado y Dicta Otras Medidas, y modificatoria; con excepción de los Ministros de Estado cuyas autorizaciones se aprueban mediante Resolución Suprema, y de los Gobernadores Regionales, Consejeros Regionales, Alcaldes y Regidores cuyas autorizaciones se aprueban mediante Acuerdo del Consejo Regional o Concejo Municipal, según corresponda.
d) Los viajes que realicen los funcionarios del Ministerio de Relaciones Exteriores.
e) Los viajes que se efectúen en el marco del cumplimiento de las actividades relacionadas con la participación y acceso a la Organización para la Cooperación y el Desarrollo Económicos (OCDE).
f) Los viajes que realicen los funcionarios del Poder Ejecutivo que participen en las reuniones de los organismos multilaterales financieros de los que el país es miembro. Asimismo, se autoriza a las respectivas Oficinas Generales de Administración de estas entidades para que, en el caso que el organismo multilateral asuma, total o parcialmente, los gastos que irroguen tales viajes, financie de manera temporal los mismos, con cargo a reembolso por el correspondiente organismo multilateral.
g) Los viajes que realicen los profesionales de la Dirección General de Medicamentos Insumos y Drogas (DIGEMID), para las acciones de inspección de laboratorios farmacéuticos en el extranjero, en la Certificación de Buenas Prácticas de Manufactura y Buenas Prácticas de Laboratorio.

El requerimiento de autorizaciones de viajes al exterior por supuestos distintos a los señalados desde el literal a) hasta el literal g) precedentes, en el caso de las entidades del Poder Ejecutivo, debe canalizarse a través de la Presidencia del Consejo de Ministros y se autoriza mediante Resolución Suprema refrendada por el Presidente del Consejo de Ministros. En el caso de los organismos constitucionalmente autónomos, la excepción es autorizada por resolución del titular de la entidad; y en los Gobiernos Regionales y los Gobiernos Locales, se autoriza mediante Acuerdo del Consejo Regional o Concejo Municipal, respectivamente. En todos los casos, la resolución o acuerdo es publicado en el diario oficial El Peruano.
Los viajes que se autoricen en el marco de la presente disposición deben realizarse en categoría económica.

10.2 La Oficina General de Administración de la entidad o la que haga sus veces, antes de la autorización de los gastos en materia de viajes al exterior (los viáticos y pasajes), para la participación de las personas señaladas en el numeral 10.1 debe verificar que estos no hayan sido cubiertos por el ente organizador del evento internacional u otro organismo.

10.3 Establécese que el monto máximo por concepto de honorarios mensuales es el tope de ingresos señalado en el artículo 2 del Decreto de Urgencia 038-2006 para la contratación por locación de servicios que se celebre con personas naturales, de manera directa o indirecta, y para la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057, regulado por el Decreto Legislativo 1057 y modificatorias. Dicho monto máximo no es aplicable para la contratación de abogados y peritos independientes para la defensa del Estado en el exterior, así como al personal contratado en el marco de la Ley 29806, Ley que regula la contratación de personal altamente calificado en el Sector Público y dicta otras disposiciones, y sus normas complementarias.

10.4 En ningún caso, el gasto mensual por servicios de telefonía móvil, servicio de comunicaciones personales (PCS) y servicio de canales múltiples de selección automática (troncalizado) puede exceder al monto resultante de la multiplicación del número de equipos por S/. 200,00 (DOSCIENTOS Y 00/100 NUEVOS SOLES). Considérase dentro del referido monto, el costo por el alquiler del equipo, así como al valor agregado al servicio, según sea el caso.
La Oficina General de Administración de la entidad o la que haga sus veces, establece, mediante directiva, los montos que se cubren por equipo sujeto al gasto mensual antes señalado.
La diferencia de consumo en la facturación es abonada por el funcionario o servidor que tenga asignado el equipo conforme al procedimiento que se establezca en la mencionada directiva. No puede asignarse más de un equipo por persona.
A los altos funcionarios y autoridades del Estado señalados en el artículo 2 de la Ley 28212 y modificatoria, Viceministros y Secretarios Generales no les es aplicable la restricción de gasto señalada en el primer párrafo del presente numeral.
Mediante Decreto Supremo refrendado por el Presidente del Consejo de Ministros y el Ministro de Transportes y Comunicaciones se establecen los casos de excepción a las restricciones en el gasto establecidas en el primer párrafo del presente numeral, aplicables sólo para el caso de emergencia y prevención de desastres.

10.5 Prohíbese la adquisición de vehículos automotores, salvo en los casos de pérdida total del vehículo, adquisiciones de ambulancias, vehículos de rescate y autobombas; vehículos destinados a las acciones de supervisión y fiscalización del servicio de transporte terrestre en la Red Vial Nacional; vehículos destinados a la supervisión del mantenimiento de carreteras en la Red Vial Nacional; vehículos destinados a la limpieza pública, seguridad ciudadana, seguridad interna y defensa nacional; vehículos destinados al servicio de alerta permanente y a la asistencia humanitaria ante desastres; vehículos para las nuevas entidades públicas creadas a partir del año 2011; vehículos destinados para las encuestas especializadas para el levantamiento de información estadística de Línea Base y Evaluación del desempeño en el marco del Presupuesto por Resultados a cargo del Instituto Nacional de Estadística e Informática; vehículos para el desplazamiento de los Fiscales del Ministerio Público que involucra el proceso de investigación fiscal, particularmente en lo que respecta al fortalecimiento en la aplicación del Nuevo Código Procesal Penal; y vehículos para el patrullaje, vigilancia, monitoreo, supervisión y fiscalización del sector ambiental, en el marco del Decreto Legislativo 1013. Asimismo, están exentos de esta prohibición los casos de adquisiciones que se realicen para la consecución de las metas de los proyectos de inversión pública, y la renovación de los vehículos automotores que tengan una antigüedad igual o superior a diez (10) años.

Artículo 11. Medidas para el personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú

11.1 Dispónese que las altas del personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú, se efectúan en una única oportunidad al año y en el mes de enero, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en la entidades respectivas.
Asimismo, las instituciones armadas y la Policía Nacional del Perú deberán informar al Ministerio de Defensa y al Ministerio del Interior, respectivamente, en el mes de febrero, la cantidad de altas estimadas que se proyectan para el mes de enero del siguiente año, a efecto que dichos ministerios consideren la referida información para las fases de programación y formulación presupuestarias.

11.2 Precísase que el personal policial de la escuela de la Policía Nacional del Perú, que no cuente con la condición de egresado y que haya sido incorporado al cuerpo de la Policía Nacional del Perú, percibirá desde su incorporación a la Policía Nacional del Perú, únicamente, los ingresos que correspondan a dicho cargo, no pudiendo percibir el pago de propinas por su condición de cadetes o alumnos, según corresponda, en los Institutos de la Policía Nacional del Perú.

11.3 Asimismo, dispónese que para efectuar el pago de los ingresos que corresponden a la situación de alta, se requiere que dicha plaza se encuentre registrada previamente en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público.

11.4 Los procesos para la situación de alta y de baja del personal militar y policial de las Fuerzas Armadas y de la Policía Nacional del Perú, se sujetan al presupuesto institucional del Ministerio de Defensa y del Ministerio del Interior, según corresponda, sin demandar recursos adicionales al Tesoro Público. Para tal efecto, ambos Ministerios emitirán, de resultar necesario, disposiciones internas a fin de adecuar los procesos antes mencionados, a lo dispuesto en la presente disposición.

11.5 El cumplimiento de lo dispuesto en el presente artículo se efectúa bajo responsabilidad del titular de la entidad.

11.6 Déjase en suspenso las disposiciones que se opongan a lo establecido en el presente artículo o limiten su aplicación.

El presente artículo entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Artículo 12. Medida en gastos de inversión

Con el propósito de asegurar la sostenibilidad de la ejecución de los proyectos de inversión pública, dispónese que, durante el Año Fiscal 2016, las entidades del Gobierno Nacional y los Gobiernos Regionales sólo podrán efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a los recursos de sus presupuestos institucionales destinados a la ejecución de proyectos de inversión pública, si cuentan con el informe previo favorable de la Dirección General de Presupuesto Público.

CAPÍTULO III

OTRAS DISPOSICIONES PARA EJECUCIÓN DEL GASTO PÚBLICO

Artículo 13. Proyectos de inversión pública con financiamiento del Gobierno Nacional

13.1 Autorízase, en el Año Fiscal 2016, a las entidades del Gobierno Nacional que cuenten con recursos públicos asignados en su presupuesto institucional para la ejecución de proyectos de inversión en los Gobiernos Regionales o los Gobiernos Locales, por la fuente de financiamiento Recursos Ordinarios, a aprobar modificaciones presupuestarias en el nivel institucional, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente, a propuesta de este último, previa suscripción de convenio. Las transferencias de recursos que se efectúen en el marco del presente artículo sólo se autorizan hasta el segundo trimestre del año 2016, debiéndose emitir el Decreto Supremo correspondiente dentro del plazo establecido por el presente numeral. Las propuestas de Decreto Supremo correspondientes sólo podrán ser presentadas al Ministerio de Economía y Finanzas, hasta el 10 de junio de 2016.
Excepcionalmente, en el caso que el proyecto de inversión pública sea ejecutado por empresas públicas, los recursos son transferidos financieramente, mediante Decreto Supremo refrendado por el ministro de Economía y Finanzas y el Ministro del sector correspondiente, a propuesta de este último, en cualquier fuente de financiamiento, previa suscripción de convenio, hasta por el cien por ciento (100%) del valor total pactado en los respectivos convenios para ser transferido en el año fiscal 2016, los cuales se administran en las cuentas del Tesoro Público, conforme a lo que disponga la Dirección General de Endeudamiento y Tesoro Público.
Adicionalmente, de forma excepcional, en caso de que el proyecto de inversión pública sea ejecutado por Empresas del Estado bajo el ámbito de FONAFE, los recursos se transferirán financieramente, a través de Decreto Supremo refrendado por el Ministro de Economía y Finanzas, en cualquier fuente de financiamiento, previa suscripción de convenio, hasta por el cien por ciento (100%) del valor total pactado en los respectivos convenios para ser transferido en el año fiscal 2016, los cuales se administran en las cuentas del Tesoro Público, conforme

a lo que disponga la Dirección General de Endeudamiento y Tesoro Público, y podrán ser considerados aporte de capital del Estado, emitiéndose las acciones correspondientes en el marco de la Ley 27170, Ley del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado.

En el caso de los proyectos de inversión en saneamiento que los gobiernos regionales o los gobiernos locales ejecuten en el ámbito de una entidad prestadora de servicios de saneamiento (EPS), los recursos previstos para su supervisión son transferidos por el Ministerio de Vivienda, Construcción y Saneamiento (MVCS) a esta última, conforme al mecanismo previsto en el segundo párrafo del presente numeral. La EPS deberá supervisar la ejecución del proyecto de inversión e informar trimestralmente al MVCS.

13.2 Previamente a la transferencia de recursos, los proyectos de inversión pública deben contar con viabilidad en el marco del Sistema Nacional de Inversión Pública (SNIP), así como con el registro del informe de consistencia del estudio definitivo o expediente detallado, o con el registro de Variaciones en la Fase de Inversión, o con el registro de la Verificación de Viabilidad, en el Banco de Proyectos del Sistema Nacional de Inversión Pública (SNIP), a los que se refiere la Directiva 001-2011-EF/68.01, Directiva General del Sistema Nacional de Inversión Pública, aprobada por la Resolución Directoral 003-2011-EF/68.01 y modificatorias. En el caso de los proyectos de inversión que no cuenten con el estudio definitivo o expediente técnico, la transferencia de recursos se efectúa sólo para financiar esta finalidad, hasta por el cien por ciento (100%) del valor total pactado para el estudio definitivo o expediente técnico en los respectivos convenios para ser transferido en el Año Fiscal 2016, y sólo deben contar con viabilidad en el marco del Sistema Nacional de Inversión Pública (SNIP).

13.3 Dispónese, adicionalmente, que las transferencias de recursos que se aprueben en el marco de lo establecido en el presente artículo, que no correspondan a proyectos de inversión pública ejecutados por Empresas del Estado bajo el ámbito de FONAFE o por una entidad prestadora de servicios de saneamiento (EPS), y que sean por montos iguales o superiores a S/. 3 000 000,00 (TRES MILLONES Y 00/100 NUEVOS SOLES), se efectuará sólo hasta por un ochenta por ciento (80%) del valor total pactado, para ser transferido en el Año Fiscal 2016.

Para la transferencia de recursos por el veinte por ciento (20%) restante, que se financian con cargo a los recursos de la Reserva de Contingencia, en el caso de los proyectos de inversión que no hayan iniciado la etapa de Ejecución de la fase de Inversión del Ciclo del Proyecto conforme al Sistema Nacional de Inversión Pública, se aprueba la transferencia de recursos sólo si el pliego a favor del cual se aprobó la transferencia de recursos para la ejecución de proyectos de inversión, demuestre, en un plazo máximo de noventa (90) días calendario contados desde la entrada en vigencia de la norma que aprobó la transferencia de recursos, que dicho proyecto de inversión ha iniciado su ejecución, para lo cual ha registrado el compromiso con cargo a los referidos recursos otorgados en el marco de lo establecido en el presente artículo y conforme a su respectivo cronograma. En el caso de los proyectos de inversión en ejecución, la transferencia de recursos correspondiente al veinte por ciento (20%) restante se aprueba en función del cumplimiento del noventa por ciento (90%) de avance del cronograma de ejecución del proyecto de inversión.

Para efectos de lo establecido en el presente numeral, la entidad del Gobierno Nacional que propone el Decreto Supremo que aprueba la transferencia de recursos deberá informar al Ministerio de Economía y Finanzas la relación de gobiernos regionales y gobiernos locales que hubieran cumplido con las condiciones señaladas en el párrafo precedente. Asimismo, de resultar necesario, dichas entidades del Gobierno Nacional suscribirán las adendas a los respectivos convenios para su adecuación a lo establecido en el presente artículo.

13.4 Cada pliego presupuestario del Gobierno Nacional es responsable de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución del proyecto de inversión pública, para lo cual realiza el monitoreo correspondiente.

Las entidades receptoras de las transferencias informarán a la entidad del Gobierno Nacional que transfiere los recursos el avance físico y financiero de la ejecución del proyecto. En los proyectos de inversión en saneamiento deberá remitirse copia de los informes de supervisión al MVCS, bajo responsabilidad.

13.5 Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del artículo 11 de la Ley 30281 y del presente artículo emiten un informe técnico sobre los resultados obtenidos por la aplicación de los citados artículos, sobre la contribución en la ejecución de los proyectos de inversión financiados, sobre los resultados del seguimiento y el avance del proyecto. Este informe se publica en los portales institucionales de dichas entidades hasta febrero de 2016 y febrero de 2017, según corresponda.

13.6 Las entidades del Gobierno Nacional que transfieren recursos a los Gobiernos Regionales o a los Gobiernos Locales para la ejecución de proyectos de inversión, en el marco del presente artículo, deberán considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, los recursos necesarios que garanticen la continuidad de la ejecución de los proyectos de inversión, hasta su culminación.

Artículo 14. Proyectos de inversión pública financiados con recursos de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito

14.1 En el Año Fiscal 2016, los recursos públicos asignados en los presupuestos institucionales de las entidades del Gobierno Nacional, por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para financiar la ejecución o la transferencia para la ejecución de proyectos de inversión en las entidades del Gobierno Nacional, los Gobiernos Regionales o los Gobiernos Locales, se transfieren bajo la modalidad de modificación presupuestaria en el nivel institucional, aprobada mediante Decreto Supremo refrendado por el Ministro del Sector correspondiente y el Ministro de Economía y Finanzas, previa suscripción de convenio.

14.2 Previamente a la aprobación de la modificación presupuestaria en el nivel institucional, los proyectos de inversión pública deben contar con viabilidad en el marco del Sistema Nacional de Inversión Pública (SNIP), así como con el registro del informe de consistencia del estudio definitivo o expediente detallado, debidamente registrados en el Banco de Proyectos del Sistema Nacional de Inversión Pública, a los que se refiere la Directiva 001-2011-EF/68.01, Directiva General del Sistema Nacional de Inversión Pública,

aprobada por la Resolución Directoral 003-2011-EF/68.01 y modificatorias.

Las transferencias de recursos que se efectúen en el marco del presente artículo sólo se autorizan hasta el segundo trimestre del año 2016, debiéndose emitir el Decreto Supremo correspondiente dentro del plazo antes mencionado. Las propuestas de Decreto Supremo correspondientes sólo podrán ser presentadas al Ministerio de Economía y Finanzas, hasta el 10 de junio de 2016.

14.3 Cada pliego presupuestario del Gobierno Nacional es responsable de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución del proyecto de inversión pública, para lo cual realiza el monitoreo correspondiente.

Las entidades receptoras de las transferencias informarán a la entidad del Gobierno Nacional que transfiere los recursos el avance físico y financiero de la ejecución del proyecto.

14.4 Las modificaciones presupuestarias en el nivel institucional que se aprueben en el marco del presente artículo no podrán financiar el estudio definitivo o expediente técnico.

14.5 Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del presente artículo emiten un informe técnico sobre los resultados obtenidos por su aplicación, sobre la contribución en la ejecución de los proyectos de inversión financiados, sobre los resultados del seguimiento y el avance del proyecto. Este informe se publica en los portales institucionales de dichas entidades hasta febrero de 2017.

14.6 Lo dispuesto en el presente artículo se aplica a los recursos provenientes de las operaciones de endeudamiento determinadas por la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas, mediante Resolución Directoral.

Artículo 15. Transferencias financieras permitidas entre entidades públicas durante el Año Fiscal 2016

15.1 Autorízase, en el presente año fiscal, la realización, de manera excepcional, de las siguientes transferencias financieras entre entidades, conforme se detalla a continuación:

a) Las referidas:

i. al Instituto Nacional de Defensa Civil (INDECI) para la atención de desastres.
ii. a la Presidencia del Consejo de Ministros con cargo a los recursos que custodia y administra la Comisión Nacional de Bienes Incautados (CONABI).
iii. al Ministerio de Justicia y Derechos Humanos para la operatividad del Plan Integral de Reparaciones (PIR).
iv. al Ministerio de Trabajo y Promoción del Empleo para el Programa para la Generación de Empleo Social Inclusivo "Trabaja Perú" y el Programa Nacional de Empleo Juvenil "Jóvenes a la Obra".
v. al Ministerio de Vivienda, Construcción y Saneamiento para el Fondo MIVIVIENDA S.A. y para las Empresas Prestadoras de Servicios de Saneamiento.
vi. a la Comisión Nacional para el Desarrollo y Vida sin Drogas (DEVIDA) en el marco de los Programas Presupuestales: "Programa de Desarrollo Alternativo Integral y Sostenible - PIRDAIS", "Prevención y Tratamiento del Consumo de Drogas" y "Gestión Integrada y Efectiva del Control de Oferta de Drogas en el Perú".
vii. al Ministerio de Salud para proteger, recuperar y mantener la salud de las personas y poblaciones afectadas por situaciones de epidemias y emergencias sanitarias que cumplan con los supuestos establecidos en el artículo 6 del Decreto Legislativo 1156, Decreto Legislativo que dicta medidas destinadas a garantizar el servicio público de salud en los casos en que exista un riesgo elevado o daño a la salud y la vida de las poblaciones, con excepción de los supuestos f) y g) del artículo 6 de dicha norma.
viii. al Ministerio del Ambiente para el financiamiento de las acciones para el Fortalecimiento del Sistema Nacional de Gestión Ambiental, en el marco de lo dispuesto en la segunda disposición complementaria final de la Ley 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental.
ix. al Ministerio de Transportes y Comunicaciones para las tasaciones a cargo de la Dirección de Construcción de la Dirección General de Políticas y Regulación en Construcción y Saneamiento del Ministerio de Vivienda, Construcción y Saneamiento, de los predios afectados por la rehabilitación y construcción de infraestructura vial. El presente acápite no enerva las competencias establecidas para el Ministerio de Transportes y Comunicaciones en la Quinta Disposición Complementaria Transitoria de la Ley 30264.

b) Las que se efectúen en aplicación de la Ley 29768, Ley de Mancomunidad Regional.

c) Las que realice el Ministerio de la Mujer y Poblaciones Vulnerables a favor de las Sociedades de Beneficencia Pública que se encuentran bajo su ámbito, como apoyo para el pago de remuneraciones y pensiones.

d) Las que se realicen para el cumplimiento de los compromisos pactados en los convenios de cooperación internacional reembolsables y no reembolsables, y las operaciones oficiales de crédito, celebrados en el marco de la normatividad vigente.

e) Las que se realicen para el financiamiento y cofinanciamiento de los proyectos de inversión pública y el mantenimiento de carreteras y de infraestructura de saneamiento, entre los niveles de gobierno subnacional y de éstos al Gobierno Nacional, previa suscripción del convenio respectivo. Las transferencias de recursos que se efectúen en el marco del presente literal sólo se autorizan hasta el segundo trimestre del año 2016, debiéndose emitir el Acuerdo de Consejo Regional o Concejo Municipal, según corresponda, dentro del plazo antes mencionado.

f) Las que efectúen los Gobiernos Locales para las acciones siguientes:

f.1 Las acciones que se realicen en el marco de programas sociales, conforme a las disposiciones legales vigentes para dichos programas.
f.2 Las acciones que se realicen en aplicación de la Ley 29029, Ley de la Mancomunidad Municipal, y modificatorias.
f.3 La prestación de los servicios públicos delegados a las municipalidades de centros poblados, según el artículo 133 de la Ley 27972, Ley Orgánica de Municipalidades.

f.4 La prestación de servicios y el mantenimiento de la infraestructura vial de su competencia, a cargo de sus organismos públicos.
f.5 Las que se realicen por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito, a favor del Ministerio del Interior, conforme al artículo 13 de la Ley 28750.

g) Las que realicen los Gobiernos Regionales y los Gobiernos Locales a favor de las entidades prestadoras de servicios de saneamiento (EPS) de sus respectivos ámbitos, para el financiamiento o cofinanciamiento de proyectos de inversión de saneamiento, así como para la supervisión de los proyectos que los Gobiernos Regionales y Gobiernos Locales ejecuten en el ámbito de prestación de dicha EPS.
h) Las que realice la Autoridad Portuaria Nacional a los Gobiernos Regionales a favor de las autoridades portuarias regionales, en el marco de lo dispuesto por el literal a) del artículo 30 de la Ley 27943, Ley del Sistema Portuario Nacional.
i) Las que realice el Ministerio de la Mujer y Poblaciones Vulnerables a favor del Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS), en el marco de lo dispuesto por el literal b) del artículo 68 de la Ley 29973, Ley General de la Persona con Discapacidad; así como las que efectúe en cumplimiento de lo dispuesto en la Quinta Disposición Transitoria y Complementaria de la Ley 26918, Ley de creación del Sistema Nacional para la Población en Riesgo.

15.2 Las transferencias financieras autorizadas en el numeral precedente se realizan, en el caso de las entidades del Gobierno Nacional, mediante resolución del titular del pliego, y en el caso de los gobiernos regionales y los gobiernos locales, mediante Acuerdo de Consejo Regional o Concejo Municipal, respectivamente, requiriéndose en ambos casos, el informe previo favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. La resolución del titular del pliego y el Acuerdo del Consejo Regional se publican en el diario oficial El Peruano, y el Acuerdo del Concejo Municipal se publica en su página web.
15.3 La entidad pública que transfiere, con excepción del literal f.5 del numeral 15.1 del presente artículo, es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales les fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Por el presente artículo queda suspendido el artículo 75 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 16. Montos para la determinación de los procedimientos de selección

La determinación de los procedimientos de selección para efectuar las licitaciones públicas, concursos públicos, adjudicaciones simplificadas y selección de consultores individuales en todas las entidades del Sector Público comprendidas en el artículo 3 de la Ley 30225, Ley de Contrataciones del Estado, se sujetan a los montos siguientes:

a) Contratación de obras, de acuerdo a lo siguiente:

- Licitación pública, si el valor referencial es igual o superior a S/. 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 NUEVOS SOLES).
- Adjudicación simplificada para ejecución de obras, si el valor referencial es inferior a S/. 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 NUEVOS SOLES).
- Cuando el monto del valor referencial de una obra pública sea igual o mayor a S/. 4 300 000,00 (CUATRO MILLONES TRESCIENTOS MIL Y 00/100 NUEVOS SOLES), el organismo ejecutor debe contratar, obligatoriamente, la supervisión y control de obras.

b) Contratación de bienes, de acuerdo a lo siguiente:

- Licitación pública, si el valor estimado es igual o superior a S/. 400 000,00 (CUATROCIENTOS MIL Y 00/100 NUEVOS SOLES).
- Adjudicación simplificada, si el valor estimado es inferior a S/. 400 000,00 (CUATROCIENTOS MIL Y 00/100 NUEVOS SOLES).

c) Contratación de servicios, tales como prestaciones de empresas de servicios, compañías de seguros y contratos de arrendamientos, así como investigaciones, proyectos, estudios, diseños, supervisiones, inspecciones, gerencias, gestiones, auditorías, asesorías, peritajes, entre otros, de acuerdo a lo siguiente:

- Concurso público, si el valor referencial o estimado es igual o superior a S/. 400 000,00 (CUATROCIENTOS MIL Y 00/100 NUEVOS SOLES).
- Adjudicación simplificada, si el valor referencial o estimado es inferior a S/. 400 000,00 (CUATROCIENTOS MIL Y 00/100 NUEVOS SOLES).
- Contratación de consultores individuales, si el valor estimado es inferior a S/. 100 000,00 (CIEN MIL Y 00/100 NUEVOS SOLES).

Artículo 17. Medidas en materia de evaluaciones independientes

17.1 Continúanse las evaluaciones independientes en el marco del Presupuesto por Resultados, bajo la coordinación del Ministerio de Economía y Finanzas y los pliegos correspondientes, en el marco de las disposiciones legales vigentes, y de acuerdo a las intervenciones públicas que se listan a continuación:

- Intervenciones en vivienda social y entorno de la vivienda del Ministerio de Vivienda, Construcción y Saneamiento.
- Programa Presupuestal "Aprovechamiento de las oportunidades comerciales brindadas por los principales socios comerciales del Perú".
- Programa Presupuestal "Desarrollo de la ciencia, tecnología e innovación tecnológica".
- Programa Presupuestal "Acceso de hogares rurales con economías de subsistencia a mercados locales" y Programa Presupuestal "Mejora de la articulación de pequeños productores al mercado".
- Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL).

17.2 En materia de evaluaciones de impacto, en el marco del Presupuesto por Resultados, bajo la coordinación del Ministerio de Economía y Finanzas con los pliegos correspondientes, se realizará la Evaluación de Impacto de la siguiente intervención:

- Fondo de Estímulo al Desempeño-FED (Gobiernos Regionales de Amazonas, Apurímac, Ayacucho, Cajamarca, Huancavelica, Huánuco, Loreto, Ucayali y Puno).

17.3 Dispónese que las siguientes intervenciones públicas pasen por el proceso de "Evaluación Rápida de Diseño", en el marco del numeral 81.1 del artículo 81 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto:

- Régimen disciplinario de la policía, medidas de seguridad en espacios públicos o fortalecimiento de las unidades especializadas contra el crimen organizado.
- Innovación y transferencia tecnológica, parques industriales y CITE.
- Salud de la madre y primera infancia.

El pliego que tenga a su cargo las intervenciones antes indicadas, será responsable de coordinar con el Ministerio de Economía y Finanzas la ejecución de la evaluación y de brindar la información necesaria. Los resultados de estas evaluaciones servirán de base para tomar medidas de ajuste a la intervención y evaluar su posible ampliación.

17.4 Durante el Año Fiscal 2016, se identifican aquellas intervenciones públicas evaluadas que presenten un alto nivel en el cumplimiento de las Matrices de compromisos de mejora del desempeño para catalogarlas como "Buena práctica en mejora del desempeño". Para efecto de lo establecido en el presente numeral, se considera que las intervenciones públicas en esta categoría son aquellas cuya gestión está enfocada en la mejora continua y buen desempeño.

17.5 El cumplimiento de los compromisos firmados será una condición para la evaluación de la solicitud de recursos en la fase de formulación presupuestaria correspondiente al Presupuesto del Sector Público para el Año Fiscal 2017. Para el caso de solicitudes de mayores recursos que estén vinculadas a acciones sujetas a compromisos de mejora de desempeño, no podrán otorgarse de no presentar avance en el cumplimiento de compromisos.
Asimismo, aquellas solicitudes para la incorporación de créditos presupuestarios durante la fase de ejecución tomarán en cuenta el nivel de avance en el cumplimiento de los compromisos suscritos.

17.6 Durante el Año Fiscal 2016, las entidades responsables de las intervenciones públicas que han sido materia de las evaluaciones independientes en el marco del presupuesto por resultados, tienen un plazo de hasta cinco meses para definir y validar la matriz de compromisos de mejora de desempeño, contados a partir de la fecha que el Ministerio de Economía y Finanzas remite el informe final de dicha evaluación a la respectiva entidad responsable.

17.7 En un plazo de ciento veinte (120) días calendario de la vigencia de esta Ley se reglamentará las condiciones y el mecanismo para la selección de las intervenciones públicas a ser evaluadas, en el marco de la Ley de Presupuesto del Sector Público para el año Fiscal 2017.

17.8 La Contraloría General de la República, en el marco del Sistema Nacional de Control, verifica el cumplimiento de lo establecido en la presente disposición.

Artículo 18. Medidas en materia del seguimiento de los indicadores de desempeño de los programas presupuestales

18.1 Dispónese que las entidades responsables de los Programas Presupuestales remitirán a la Dirección General de Presupuesto Público, a través del Responsable Técnico del Programa Presupuestal, las fichas técnicas de los indicadores de desempeño del nivel de resultado específico, conforme a las especificaciones de la Tabla 14 del Anexo 2, Contenidos Mínimos de Programas Presupuestales, correspondiente a cada año fiscal. Esta disposición involucra a aquellos indicadores que usen como fuente de información a las encuestas o censos desarrollados por el Instituto Nacional de Estadística e Informática (INEI) o a sus propios registros administrativos.

18.2 Dispónese que las entidades responsables de los programas presupuestales remitirán a la Dirección General de Presupuesto Público, a través del Responsable Técnico del Programa Presupuestal, durante el primer semestre de cada año, las metas de los indicadores de desempeño del nivel de resultado específico que cuentan con medición para dicho año y los tres años siguientes. Esta disposición involucra a aquellos indicadores que usen como fuente de información a las encuestas o censos desarrollados por el Instituto Nacional de Estadística e Informática (INEI) o a sus registros administrativos.

18.3 El cumplimiento de estas disposiciones será una condición para la evaluación de la solicitud de recursos adicionales en la fase formulación y ejecución presupuestaria correspondiente al Presupuesto del Sector Público para cada Año Fiscal.

CAPÍTULO IV

DISPOSICIONES EN MATERIA DE EDUCACIÓN

Artículo 19. Evaluación y validación de las necesidades de las nuevas plazas para instituciones educativas públicas de Educación Técnico Productiva, Educación Básica Especial y Educación Básica Alternativa

19.1 Dispónese, a partir de la vigencia de la presente Ley, que excepcionalmente para el caso de instituciones educativas públicas de Educación Técnico Productiva, Educación Básica Especial y Educación Básica Alternativa, cuando no se cuente con un padrón nominado de alumnos registrados en el SIAGIE, al que se refiere el artículo 16 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015, la evaluación y validación de las necesidades de las nuevas plazas de docentes, personal directivo, personal jerárquico, auxiliares de educación y personal administrativo de dichas instituciones educativas públicas, por parte del Ministerio de Educación, se efectúa sobre la base del padrón nominado de estudiantes remitido por los Gobiernos Regionales, y validado por el Ministerio de Educación.

19.2 Los recursos previstos en el pliego Ministerio de Educación para el financiamiento de lo establecido en el presente artículo son transferidos a los Gobiernos Regionales correspondientes, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

Artículo 20. Compromisos de desempeño en materia de educación

Dispónese, que con cargo a los recursos previstos en el pliego Ministerio de Educación, sin demandar recursos adicionales al Tesoro Público, se autorizarán modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales, hasta por la suma de S/. 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 NUEVOS SOLES), para el financiamiento de las intervenciones de educación básica priorizadas para el ejercicio fiscal 2016 por el Ministerio de Educación, así

como para el financiamiento de los bienes, servicios, equipamiento y mantenimiento de infraestructura de los Programas Presupuestales "Logros de Aprendizaje de Estudiantes de la Educación Básica Regular", "Incremento en el acceso de la población de 3 a 16 años a los servicios educativos públicos de la Educación Básica Regular", "Inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva" y "Mejora de la formación en carreras docentes en institutos de educación superior no universitaria", así como acciones centrales.

Dichos recursos serán transferidos previo cumplimiento de compromisos de desempeño para la adecuada provisión de servicios educativos de calidad en el aula. Dichos compromisos, lineamientos y requisitos estarán definidos mediante resolución ministerial del Ministerio de Educación y se encontrarán relacionados con las siguientes acciones:

a) Mejoramiento de procesos vinculados a la entrega de los servicios educativos durante el año escolar.
b) Actualización y/o registro adecuado y oportuno en los sistemas de información del Ministerio de Educación.
c) Prestación oportuna y con calidad adecuada de los servicios educativos en las instituciones educativas públicas a través de los sistemas de información que el Ministerio de Educación disponga para estos fines.
d) Disposición oportuna de recursos asignados en el presupuesto para el adecuado inicio del año escolar.
e) Ejecución oportuna de los recursos asignados para las acciones e intervenciones pedagógicas prioritarias.

Los recursos a los que se refiere el presente artículo, en lo que corresponda, son transferidos hasta el tercer trimestre del Año Fiscal 2016, según cronograma aprobado por resolución del titular del Ministerio de Educación.

Para tal efecto, las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último. Asimismo, y sólo para los fines del presente artículo, exceptúase al Ministerio de Educación de lo establecido en el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 21. Autorización al Ministerio de Educación para financiar acciones de los Gobiernos Regionales

21.1 Autorízase al Ministerio de Educación, durante el Año Fiscal 2016, con cargo a los recursos de su presupuesto institucional, a efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales, hasta por el monto de S/. 2 920 187 717,00 (DOS MIL NOVECIENTOS VEINTE MILLONES CIENTO OCHENTA Y SIETE MIL SETECIENTOS DIECISIETE Y 00/100 NUEVOS SOLES), para las siguientes finalidades:

a) El pago de los conceptos establecidos en la Ley 29944 y su Reglamento aprobado con Decreto Supremo 004-2013-ED correspondientes a la remuneración integra mensual de los profesores incorporados, nombrados, reubicados o ascendidos de escala magisterial en la Carrera Pública Magisterial el presente año fiscal o el año 2015, según corresponda; las asignaciones temporales; la asignación por tiempo de servicios, el subsidio por luto y sepelio y la compensación por tiempo de servicios; el pago de la diferencia de jornada de los profesores que acceden a los cargos establecidos en los artículos 34, 35 y 36 de la referida Ley; al pago de horas adicionales a favor de los profesores de las instituciones educativas de nivel de educación secundaria para la implementación de la jornada laboral, en el marco de lo dispuesto por la Novena Disposición Complementaria Transitoria y Final de la Ley 29944; así como para el financiamiento de la sostenibilidad de las transferencias efectuadas en el 2015, en el marco del literal a) de la Décima Disposición Complementaria Transitoria y Final de la referida Ley 29944.
b) El pago de lo dispuesto en la Décimo Cuarta Disposición Complementaria, Transitoria y Final de la Ley 29944 para los profesores de carrera provenientes de la Ley 24029, Ley del Profesorado, y de la Ley 29062, Ley de la Carrera Pública Magisterial, que temporalmente asuman encargaturas en cargos jerárquicos, directivos o especialistas, cuya vigencia fue prorrogada por la Octogésima Sétima Disposición Complementaria Final de la Ley 30114 y por el literal e) del numeral 18.1 del artículo 18 de la Ley 30281; la misma que, para los fines del presente literal, se prorroga hasta el 31 de diciembre de 2016.
c) El pago de la asignación especial por prestar servicios en instituciones educativas en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) en el marco de lo dispuesto por la Octava Disposición Complementaria, Transitoria y Final de la Ley 29944, el literal c) del artículo 2 de la Ley 30328, y en los artículos 1 y 2 de la Ley 30202.
d) El pago de los derechos y beneficios correspondientes de los profesores contratados en el marco del Contrato de Servicio Docente al que se refiere la Ley 30328 y la normatividad complementaria.
e) El pago de las pensiones bajo el régimen del Decreto Ley 20530 a favor de los profesores comprendidos dentro de la Carrera Pública Magisterial.
f) El pago de la entrega y bonificación económica correspondiente a los condecorados con las Palmas Magisteriales en el marco de lo establecido en la Tercera Disposición Complementaria Final de la Ley 30328.
g) El financiamiento de las plazas creadas conforme a lo establecido en la Segunda Disposición Complementaria Final de la Ley 30328.
h) El pago del Incentivo para la Incorporación de profesores a la Carrera Pública Magisterial, conforme a lo establecido en el artículo 22 de la Ley 30281.
i) El financiamiento del Bono de Incentivo al Desempeño Escolar.
j) La contratación de personal bajo el Régimen Laboral Especial del Decreto Legislativo 1057, así como la adquisición de bienes y servicios, para las acciones relacionadas a la implementación de la Jornada Escolar Completa; a la enseñanza del idioma inglés en instituciones educativas públicas; al Plan Nacional de Fortalecimiento de la Educación Física y el Deporte Escolar en las Instituciones Educativas Públicas de Primaria y Secundaria de Educación Básica Regular; para implementar las acciones de acompañamiento

pedagógico en instituciones educativas polidocentes completas y multigrado; para el funcionamiento de los Centros Rurales de Formación en Alternancia (CRFA); la implementación de Secundaria Tutorial, Hogares Interculturales (internados) y Nivelación del Rezago; así como para el fortalecimiento de los Centros de Educación Básica Especial – CEBE, los Programas de Intervención Temprana – PRITE y las instituciones educativas inclusivas seleccionadas por el Ministerio de Educación, así como para desempeñar funciones de especialistas pedagógicos de Educación Básica Especial en las Direcciones Regionales de Educación o las que hagan sus veces; la contratación de especialistas en seguimiento de gestión administrativa, institucional y pedagógica en las Unidades de Gestión Educativa Local (UGEL); para el pago de propinas y viáticos a los(as) promotores educativos(as) comunitarios(as) en el marco de los programas no escolarizados de educación inicial ubicados en el ámbito (I y II ciclo); así como para la contratación de personal docente, directivo, jerárquico y administrativo y la adquisición de bienes y servicios destinados al fortalecimiento y optimización institucional de institutos y escuelas de educación superior tecnológica, los cuales serán seleccionados de acuerdo con los criterios y requisitos que apruebe el Ministerio de Educación, en mérito a los criterios de calidad y pertinencia de la educación superior; así como para el mantenimiento de la infraestructura y mobiliario, así como la adquisición de útiles de escritorio, materiales de uso pedagógico y equipamiento para la implementación del Plan de Fortalecimiento en los Institutos de Educación Superior Pedagógica.

k) La contratación de profesores para cubrir el incremento de horas de la Jornada Escolar Completa, así como las horas de clase que dejen de dictar los profesores, a quienes se les encargará las funciones de Coordinador Pedagógico o Coordinador de Tutoría para la implementación de la Jornada Escolar Completa, con el fin de fortalecer los procesos en el marco de la Ley de Reforma Magisterial; así como para el pago de horas adicionales a favor de los profesores, nombrados y contratados de las instituciones educativas del nivel de educación secundaria, para la implementación de la Jornada Escolar Completa.

21.2 Las modificaciones presupuestarias autorizadas para el financiamiento de las intervenciones y acciones pedagógicas señaladas en el literal j) del numeral precedente, se efectúan progresivamente y en etapas hasta el tercer trimestre del presente año fiscal. Cada transferencia, con excepción de la primera que se realice en el año 2016, se efectúa en base a los resultados de la ejecución de los Gobiernos Regionales respecto de los recursos programados y asignados en la última transferencia para las mencionadas intervenciones. Los recursos para el financiamiento correspondiente al primer trimestre de los contratos bajo el Régimen Laboral Especial del Decreto Legislativo 1057, de las intervenciones y acciones pedagógicas reguladas en el literal j) del numeral precedente del presente artículo, según corresponda, se regulan de acuerdo a lo establecido en el artículo 28 de la presente Ley.

Los recursos previstos para financiar las mencionadas intervenciones que no se transfieran hasta el mes de agosto del 2016, se destinarán a financiar lo dispuesto en el artículo 20 de la presente Ley, para cuyo efecto no resulta aplicable el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

El Ministerio de Educación, mediante resolución de su titular, emitirá las normas complementarias necesarias para la implementación de lo dispuesto en el presente artículo.

21.3 Para la aplicación de lo establecido en el presente artículo, en los casos que corresponda, exonérase al Ministerio de Educación y a los Gobiernos Regionales de lo dispuesto por el artículo 6 de la presente Ley.

21.4 Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a solicitud de este último, previa aprobación de las condiciones o disposiciones que para tal efecto establece el Ministerio de Educación en el marco de lo establecido en la normatividad de la materia.

Artículo 22. Autorización al Ministerio de Educación para financiar acciones a cargo de las universidades públicas

En el marco de lo dispuesto en la Primera Disposición Complementaria Final de la Ley 30220, Ley Universitaria, autorízase al Ministerio de Educación, durante el Año Fiscal 2016, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a efectuar modificaciones presupuestarias en el nivel institucional a favor de las universidades públicas seleccionadas conforme a los criterios y requisitos que serán aprobados por el Ministerio de Educación, mediante Decreto Supremo, y previa suscripción de convenios.

Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante Decreto Supremo, refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

Artículo 23. Mantenimiento de locales escolares, acondicionamiento de los Programas No Escolarizados de Educación Inicial, adquisición de útiles escolares y acondicionamiento de infraestructura para la atención de estudiantes con necesidades educativas especiales

23.1 Autorízase al Ministerio de Educación, durante el Año Fiscal 2016, a financiar lo siguiente, bajo el mecanismo previsto en el numeral 23.2 del presente artículo:

a) El Programa de Mantenimiento de la Infraestructura y Mobiliario de los Locales Escolares 2016, que incluye el mantenimiento preventivo y/o correctivo de locales escolares, el mejoramiento de los servicios sanitarios, la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico y equipamiento menor, hasta por la suma de S/. 358 761 130,00 (TRESCIENTOS CINCUENTA Y OCHO MILLONES SETECIENTOS SESENTA Y UN MIL CIENTO TREINTA Y 00/100 NUEVOS SOLES), los que consideran hasta la suma de S/. 5 000 000,00 (CINCO MILLONES Y 00/100 NUEVOS SOLES), para el financiamiento de los gastos operativos del seguimiento de las actividades previstas en el citado Programa, y hasta S/. 50 000 000.00 (CINCUENTA MILLONES Y 00/100 NUEVOS SOLES) para la adquisición de útiles escolares y de escritorio, materiales

para uso pedagógico, así como equipamiento menor, para primaria y secundaria.

b) El acondicionamiento de la infraestructura, la adquisición de materiales especiales y el equipamiento menor para estudiantes con necesidades educativas especiales, lo que incluye la contratación de bienes y servicios necesarios para tal fin, en las Instituciones Educativas de Educación Básica y técnico-productiva que atienden a estudiantes con necesidades educativas especiales, hasta por la suma de S/. 5 000 000,00 (CINCO MILLONES Y 00/100 NUEVOS SOLES).

c) El acondicionamiento de los locales de los Programas No Escolarizados de Educación Inicial (PRONOEI), ubicados en zonas rurales, hasta por la suma de S/. 17 440 000,00 (DIECISIETE MILLONES CUATROCIENTOS CUARENTA MIL Y 00/100 NUEVOS SOLES), los que consideran hasta la suma de S/. 1 150 000,00 (UN MILLÓN CIENTO CINCUENTA MIL Y 00/100 NUEVOS SOLES), para el monitoreo y seguimiento de las actividades de acondicionamiento previstas en el presente numeral.

23.2 Los montos asignados para el mantenimiento y mejoramiento de cada local escolar, para la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico y equipamiento menor para primaria y secundaria, para el acondicionamiento de los locales de los PRONOEI, para el acondicionamiento de infraestructura, la adquisición de materiales específicos y el equipamiento menor así como la contratación de bienes y servicios necesarios para tal fin, para estudiantes con necesidades educativas especiales, según corresponda, serán desembolsados de manera directa, mediante el abono en una cuenta abierta en el Banco de la Nación, a nombre del director de la institución educativa pública, titular o encargado y/o docente coordinador en los casos del PRONOEI, bajo la modalidad de subvenciones. Dichas cuentas podrán ser abiertas a nombre del director o profesor nombrado de mayor antigüedad de la institución educativa; o a nombre de los directores de las Unidades de Gestión Educativa Local (UGEL) o funcionarios designados por estas instancias, cuando las instituciones educativas por razones justificadas no cuenten con director, titular o encargado.

23.3 El Ministerio de Educación, mediante resolución ministerial, en un plazo no mayor de treinta (30) días calendario, a partir de la vigencia de la presente Ley, aprobará las disposiciones que resulten necesarias para la aplicación de lo establecido en el presente artículo.

23.4 El Programa de Mantenimiento de la Infraestructura y Mobiliario de los Locales Escolares 2016, así como el acondicionamiento de locales donde funcionan los PRONOEI, deberán ser ejecutados en todas sus etapas, procesos y/o acciones, a partir de la vigencia de la presente Ley, hasta el 30 de setiembre de 2016. Asimismo, el acondicionamiento de la infraestructura, la adquisición de materiales especiales y el equipamiento menor para estudiantes con necesidades educativas especiales, lo que incluye la contratación de bienes y servicios necesarios para tal fin, se ejecuta en todas sus etapas, procesos y acciones, a partir de la vigencia de la presente Ley hasta el 30 de setiembre de 2016.

Los recursos desembolsados para las acciones establecidas en el presente artículo, que no hayan sido utilizados dentro de los plazos de ejecución establecidos, son devueltos al Tesoro Público, previa instrucción del Ministerio de Educación al Banco de la Nación para que proceda con el extorno de dichos recursos y el correspondiente abono a favor de la cuenta que determine el Ministerio de Economía y Finanzas, a través de la Dirección General de Endeudamiento y Tesoro Público.

23.5 Lo establecido en el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Educación, sin demandar recursos adicionales al Tesoro Público, y entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

Artículo 24. Modificaciones presupuestarias en el nivel institucional del Ministerio de Educación a favor del Gobierno Regional del Callao

24.1 Dispónese la transferencia de las siguientes Instituciones Educativas ubicadas en el distrito de Ventanilla de la Provincia Constitucional del Callao y administradas por la Unidad de Gestión Educativa Local 04 de la Dirección Regional de Educación de Lima Metropolitana, a la administración de la Unidad de Gestión Educativa Local de Ventanilla del Gobierno Regional de la Provincia Constitucional del Callao:

a) 3089 Los Ángeles – Nivel Primaria con Código Modular: 0662841 y Nivel Secundaria con Código Modular: 1054154.
b) 380 Los Ángeles – Nivel Inicial – Jardín con Código Modular: 0661660.
c) 3720 Nuestra Señora de la Misericordia – Nivel Primaria con Código Modular: 0433078 y Nivel Secundaria con Código Modular: 0599365.
d) San Luis Gonzaga – Nivel Inicial – Jardín con Código Modular: 1442532 y Nivel Primaria con Código Modular: 1442540.
e) San Luis Gonzaga – CETPRO con Código Modular: 0780262.

Dicha transferencia se efectúa conforme a las disposiciones que para tal efecto dicte el Ministerio de Educación.

24.2 Para la aplicación de lo dispuesto en el numeral precedente, autorízase al Ministerio de Educación, durante el año fiscal 2016, a realizar modificaciones presupuestarias en el nivel institucional a favor del Gobierno Regional de la Provincia Constitucional del Callao, hasta por la suma de S/. 2 869 086,00 (DOS MILLONES OCHOCIENTOS SESENTA Y NUEVE MIL OCHENTA Y SEIS Y 00/100 NUEVOS SOLES). Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

24.3 La transferencia de personal, acervo documentario, recursos y bienes muebles e inmuebles, según corresponda, de la Unidad de Gestión Educativa Local 04 de la Dirección Regional de Educación de Lima Metropolitana, a favor de la Unidad de Gestión Educativa Local de Ventanilla del Gobierno Regional de la Provincia Constitucional del Callao, se realiza a partir del día siguiente de publicado el Decreto Supremo que autorice la transferencia de partidas dispuesta en el numeral anterior.

24.4 En el marco de lo establecido en el numeral 24.1 del presente artículo y hasta que se culmine el proceso de transferencia de personal, acervo documentario, recursos y bienes muebles e inmuebles, autorízase al Ministerio de Educación a continuar efectuando el pago de las obligaciones de las referidas Instituciones Educativas.

24.5 El presente artículo entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

Artículo 25. Modificaciones presupuestarias a favor de la SUNEDU

Autorízase al Ministerio de Educación durante el año fiscal 2016, para realizar modificaciones presupuestarias en el nivel institucional a favor del pliego Superintendencia Nacional de Educación Superior Universitaria (SUNEDU), hasta por la suma de S/. 30 000 000,00 (TREINTA MILLONES Y 00/100 NUEVOS SOLES), para financiar las acciones destinadas a verificar el cumplimiento de condiciones básicas de calidad para ofrecer el servicio educativo superior universitario, a cargo de este último pliego. Para tal efecto, las modificaciones presupuestarias en el nivel institucional que se autorizan en el presente artículo se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a solicitud de este último, previo informe favorable de la Dirección General de Presupuesto Público, y se financian con cargo al presupuesto institucional del pliego Ministerio de Educación, sin demandar recursos adicionales al Tesoro Público.

Artículo 26. Colegios de Alto Rendimiento (COAR)

Facúltase al Ministerio de Educación, a partir de la vigencia de la presente Ley, a realizar la gestión educativa, administrativa y financiera, de los Colegios de Alto Rendimiento (COAR), en el marco de la Política Sectorial de Oportunidades para Estudiantes de Alto Desempeño, en virtud de los convenios suscritos y los que se suscriban para tal fin entre los Gobiernos Regionales y el Ministerio de Educación, con el objetivo de implementar y gestionar el modelo de servicio educativo para la atención de estudiantes con alto desempeño, aprobado mediante Resolución Ministerial 274-2014-MINEDU. La referida gestión incluye la contratación de personal, bienes y servicios necesarios para el funcionamiento de los Colegios de Alto Rendimiento.

Lo dispuesto en el presente artículo, se financia con cargo al presupuesto institucional del Ministerio de Educación, sin demandar recursos adicionales al Tesoro Público, y en el marco de los respectivos convenios.

El Ministerio de Educación emitirá las disposiciones complementarias que resulten necesarias para la implementación de la medida establecida en el presente artículo.

Artículo 27. Pago del bono autorizado por el artículo 22 de la Ley 30281 en el año 2016

Dispónese, excepcionalmente, que el pago del bono a favor de los profesores que ingresen a la Carrera Pública Magisterial, al que se refiere el artículo 22 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015, para los profesores cuyo concurso de nombramiento ha sido efectuado durante el año fiscal 2015, se realiza durante el primer trimestre del año fiscal 2016.

El presente artículo entra en vigencia al día siguiente de la publicación de la presente Ley.

Artículo 28. Medidas excepcionales para la contratación de CAS

28.1 Dispónese que el presupuesto institucional de los Gobiernos Regionales comprende los recursos necesarios para el financiamiento, durante el primer trimestre del año 2016, de los contratos de personal bajo el Régimen Laboral Especial del Decreto Legislativo 1057, para la ejecución de: la Jornada Escolar Completa; la enseñanza del idioma inglés en instituciones educativas públicas; el Plan Nacional de Fortalecimiento de la Educación Física y el Deporte Escolar en las Instituciones Educativas Públicas de Primaria y Secundaria de Educación Básica Regular; el acompañamiento pedagógico en instituciones educativas polidocentes completas y multigrado; el funcionamiento de los Centros Rurales de Formación en Alternancia (CRFA); y, la contratación de especialistas en seguimiento de gestión administrativa en las Unidades de Gestión Educativa Local (UGEL), a los que se refiere el literal j) del numeral 21.1 del artículo 21 de la presente Ley. Los recursos para el financiamiento de los trimestres restantes, serán transferidos a los Gobiernos Regionales en el marco de lo dispuesto en el numeral 21.2 del artículo 21 de la presente Ley.

28.2 Para dicho efecto, la contratación de personal debe efectuarse conforme a las disposiciones establecidas por el Ministerio de Educación, según corresponda.

28.3 Los recursos a los que se refiere el presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad.

Artículo 29. Bono de Incentivo al Desempeño Escolar (BDE)

Autorízase, a partir de la vigencia de la presente Ley, al Ministerio de Educación y a los Gobiernos Regionales a otorgar el Bono de Incentivo al Desempeño Escolar (BDE), al que se refiere el numeral 10.1 del artículo 10 del Decreto de Urgencia 002-2014 y conforme a lo establecido en el Decreto Supremo 287-2014-EF y sus modificatorias.

Artículo 30. Compensación por Tiempo de Servicios para los profesores nombrados sin título pedagógico

Precísase que, en el marco de la Segunda Disposición Complementaria, Transitoria y Final de la Ley 29944, Ley de Reforma Magisterial, a los profesores nombrados sin título pedagógico que han sido retirados del servicio público magisterial por no haber obtenido o acreditado el título profesional pedagógico, les corresponde percibir una Compensación por Tiempo de Servicios, la misma que se determina conforme a lo establecido en el inciso c) del artículo 54 del Decreto Legislativo 276, y en el inciso a) del artículo 9 del Decreto Supremo 051-91-PCM.

Para tal efecto, autorízase al Ministerio de Educación, con cargo a los recursos de su presupuesto institucional, a efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales, hasta por el monto de S/. 25 089 635,00 (VEINTICINCO MILLONES OCHENTA Y NUEVE MIL SEISCIENTOS TREINTA Y CINCO Y 00/100 NUEVOS SOLES), para financiar el pago de la compensación por tiempo de servicios de los profesores nombrados sin título pedagógico, cesados durante el Año Fiscal 2015, en el marco de la Segunda Disposición Complementaria Transitoria y Final de la Ley 29944, Ley de Reforma Magisterial.

Las modificaciones presupuestarias en el nivel institucional autorizadas en el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

Artículo 31. Acuerdo entre el Ministerio de Educación y UNESCO

Autorízase, por excepción, al Ministerio de Educación a celebrar durante el año 2016 acuerdos de asistencia técnica con la Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO), organismo internacional especializado en sistemas educativos, para el desarrollo de las actividades vinculadas al diseño e implementación de Lineamientos de Política de Formación Docente, así como aquéllas vinculadas a la formulación, conducción, implementación, supervisión y evaluación de programas de formación y capacitación, lo que incluye las contrataciones necesarias a efecto de asegurar la operatividad y cumplimiento de las actividades relacionadas con el fortalecimiento de las capacidades pedagógicas docentes, y la implementación de la Ley 29944, Ley de Reforma Magisterial, que se desarrollen en el marco del Plan Nacional de Educación.

Los acuerdos serán suscritos por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la Oficina de

Planeamiento y Presupuesto o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe técnico que demuestre las ventajas y beneficios del acuerdo.

El Ministerio de Educación, bajo responsabilidad de su titular, debe proveer información a la Contraloría General de la República y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitada por éstos.

Para tal efecto, el Ministerio de Educación queda autorizado a transferir financieramente, a favor del organismo internacional, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución de los acuerdos de asistencia técnica celebrados en el marco de lo establecido en la presente disposición. Dicha transferencia se aprueba mediante resolución del titular del pliego Ministerio de Educación, la misma que se publica en el diario oficial El Peruano.

Artículo 32. Política remunerativa de docentes contratados

Exceptúase al Ministerio de Educación y a los Gobiernos Regionales, durante el Año Fiscal 2016, de lo establecido en el artículo 6 y en el numeral 9.1 del artículo 9 de la presente Ley, para incrementar la remuneración mensual del profesorado contratado, hasta el valor establecido en la Primera Escala Magisterial, conforme al procedimiento dispuesto en la Cuarta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 33. Autorización para modificaciones presupuestarias en el nivel funcional programático

Autorízase, excepcionalmente, al Ministerio de Educación a realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional, hasta por el monto de S/. 750 000 000,00 (SETECIENTOS CINCUENTA MILLONES Y 00/100 NUEVOS SOLES) a fin de financiar, en los casos que fuera necesario, la aplicación de las acciones establecidas en el presente capítulo, quedando, sólo para este fin, exonerado de lo dispuesto por el numeral 9.1 del artículo 9, previo informe favorable de la Dirección General de Presupuesto Público, y del artículo 12 de la presente Ley, así como de lo establecido en el literal c) del numeral 41.1 del artículo 41 y en el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. Asimismo, el Ministerio de Educación queda exceptuado de lo dispuesto por el numeral 9.4 del artículo 9 de la presente Ley, para la implementación en Lima Metropolitana de las acciones reguladas en el literal j) del numeral 21.1 del artículo 21 de la Ley.

CAPÍTULO V

DISPOSICIONES ESPECIALES EN MATERIA DE SALUD Y OTROS

Artículo 34. Programas presupuestales en materia de salud

Autorízase al Ministerio de Salud a efectuar modificaciones presupuestarias en el nivel institucional, hasta por el monto de S/. 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 NUEVOS SOLES), con cargo a su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de sus organismos públicos y de los Gobiernos Regionales, para la reposición y adquisición de nuevo equipamiento biomédico en el marco de los programas presupuestales: Articulado Nutricional, Salud Materno Neonatal, Prevención y Control de la Tuberculosis y el VIH-SIDA, Enfermedades Metaxénicas y Zoonosis, Enfermedades No Transmisibles, Prevención y Control del Cáncer, y Salud Mental.

Para efecto de lo establecido en el presente artículo, las modificaciones presupuestarias en el nivel institucional se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a solicitud de este último, a más tardar el 31 de marzo de 2016. Para la aprobación de las modificaciones presupuestarias autorizadas por el presente artículo, el Ministerio de Salud debe aprobar previamente un Plan de Equipamiento de los Establecimientos de Salud a Nivel Nacional coordinado con los Gobiernos Regionales, y realizar la verificación del módulo patrimonial del Sistema Integrado de Gestión Administrativa – SIGA, para la reposición y cierre de brechas de equipamiento biomédico.

Artículo 35. Convenio del Ministerio de Salud y EsSalud con la Organización Panamericana de la Salud y UNICEF

35.1 Autorízase, por excepción, al Ministerio de Salud y al Seguro Social de Salud - EsSalud, para celebrar convenios de cooperación técnica u otros de naturaleza análoga con la Organización Panamericana de la Salud (OPS/OMS) y con el Fondo de las Naciones Unidas para la Infancia (UNICEF), para la adquisición de los productos contenidos en la siguiente relación:

1. Vacuna contra la tuberculosis (vacuna BCG).
2. Vacuna contra la hepatitis B.
3. Vacuna contra la Polio.
4. Vacuna contra la difteria, tétano.
5. Vacuna contra la difteria, tétano y tos ferina.
6. Vacuna contra sarampión, papera y rubeola.
7. Vacuna pentavalente (difteria, tos ferina, tétanos, hepatitis B, Haemophilus Influenzae tipo B).
8. Vacuna contra la influenza.
9. Vacuna contra el rotavirus.
10. Vacuna contra el neumococo.
11. Vacuna contra el virus de papiloma humano.
12. Vacuna antirrábica de uso humano (Cultivo Celular).
13. Jeringas.
14. Equipos y complementos de cadena de frío.
15. Abacavir 100mg/5ml - Frasco.
16. Ácido Paraaminosalicílico 800 mg/g - Sachet.
17. Artemetero 80 mg/ml - Inyectable.
18. Benznidazol 100mg - Tableta.
19. Calcio edetato sódico 200 mg/mL- Inyectable.
20. Control cualitativo de yodo en sal - Frasco.
21. Dapsona 50 mg - Tableta.
22. Didanosina 200 mg - Tableta.
23. Didanosina 2g - Frasco.
24. Disulfiram 500 mg Tableta.
25. Dimercaprol 50 mg/mL - Inyectable.
26. Estavudina 5 mg/5mL - Frasco.
27. Jeringas retráctiles.
28. Kanamicina 1g - Inyectable.
29. Lopinavir + Ritonavir 400 mg + 100mg/5mL - Frasco.
30. Nevirapina 50mg/5mL - Frasco.
31. Retinol 100000 - 200000 UI - Tableta.
32. Succimero 100mg - Tableta.
33. Insumos de laboratorio (Test rápidos para el tamizaje del virus de inmunodeficiencia humana (VIH), test rápidos de diagnósticos de sífilis, y otros).
34. Vacuna contra Haemophilus Influenza tipo B.
35. Vacuna contra la fiebre amarilla.
36. Vacuna contra el sarampión y rubeola.
37. Cajas de bioseguridad.
38. Multimicronutrientes 1 - 5g – Sachet.
39. Medicamentos biológicos y biosimilares.
40. Otros, siempre que mediante un estudio de mercado se determine la ausencia de proveedores nacionales.

35.2 Autorízase, por excepción, al Ministerio de Salud para celebrar convenios de cooperación técnica u otros de naturaleza análoga con el Fondo de Población de las Naciones Unidas – UNFPA para la adquisición de productos de acuerdo a la relación contenida en el presente artículo, adicionando además los siguientes productos:

1. Preservativo Masculino – UNI.

2. Preservativo Femenino – UNI.
3. Estradiol + Medroxiprogesterona 5mg + 25 mg – INY.
4. Etonogestrel 68 mg – IMPLANTE.
5. Dispositivo Intrauterino – UNI.
6. Equipo de Aspiración Manual Endouterina (AMEU) – KIT.
7. Tenofovir/Emtricitabina/Efavirenz 300/200/600 mg TAB.

35.3 El Ministerio de Salud queda autorizado a transferir financieramente, a favor del organismo internacional respectivo, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución de los convenios de cooperación técnica u otros de naturaleza análoga celebrados en el marco de lo establecido en el presente artículo. Dicha transferencia se aprueba mediante resolución del titular del pliego Ministerio de Salud, la misma que se publica en el diario oficial El Peruano.
Los convenios serán suscritos por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la Oficina General de Planeamiento y Presupuesto en el cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe técnico que demuestre las ventajas y beneficios del convenio.

35.4 El Ministerio de Salud y EsSalud, bajo responsabilidad de su respectivo titular, deben proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitados por éstos.

Artículo 36. Autorización al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional

36.1 Autorízase al Ministerio de Salud a realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/. 100 000 000,00 (CIEN MILLONES Y 00/100 NUEVOS SOLES), con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de sus organismos públicos y los gobiernos regionales, para la operación y mantenimiento de nuevos establecimientos de salud, que entraron en funcionamiento a partir del año 2015.

36.2 Autorízase al Ministerio de Salud a realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/. 3 600 000,00 (TRES MILLONES SEISCIENTOS MIL Y 00/100 NUEVOS SOLES), a favor del Instituto Nacional de Estadística e Informática (INEI), para que realice el "Estudio de la percepción de los usuarios de consulta externa en el contexto del Decreto Supremo Nº 041-2014-SA".

36.3 Las modificaciones presupuestarias autorizadas en los numerales precedentes, se aprueban mediante Decreto Supremo, refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta de este último. Para el caso del numeral 36.2 las modificaciones presupuestarias autorizadas se aprueban hasta el 31 de marzo de 2016, debiendo emitirse el Decreto Supremo correspondiente dentro del referido plazo.

Artículo 37. Transferencias de recursos para las prestaciones de salud brindadas a los asegurados al SIS

37.1 Autorízase, en el presente año fiscal, al Seguro Integral de Salud (SIS) a efectuar transferencias financieras, para el financiamiento del costo de las prestaciones de salud brindadas a los asegurados al SIS. Esta autorización no comprende el financiamiento para el tramo fijo del Pago Cápita.
Las transferencias financieras se aprueban mediante resolución del titular del pliego, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.
El SIS es responsable del monitoreo, seguimiento y cumplimiento de los fines para los cuales fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su transferencia conforme al presente numeral.

37.2 Autorízase al SIS, a efectuar modificaciones presupuestarias en el nivel institucional, con cargo a su presupuesto institucional, a favor del Instituto de Gestión de Servicios de Salud y de los Gobiernos Regionales, con el fin de financiar el tramo fijo del Pago Cápita de las prestaciones de salud brindadas a sus asegurados, según los lineamientos que el Seguro Integral de Salud establezca para dicho fin, los que son aplicables a los convenios y sus adendas, los mismos que se suscriben previamente a la aprobación de las mencionadas modificaciones presupuestarias.
Excepcionalmente, para el Año Fiscal 2016, autorízase al SIS a efectuar modificaciones presupuestarias en el nivel institucional, con cargo a su presupuesto institucional, a favor de los organismos públicos del Ministerio de Salud y a los Gobiernos Regionales, para el financiamiento del personal contratado bajo el Régimen Laboral Especial del Decreto Legislativo 1057 contratados por dichas entidades con los recursos transferidos por el SIS hasta el 31 de diciembre de 2015.
Las modificaciones presupuestarias autorizadas por el presente numeral se aprueban mediante Decreto Supremo, refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta del SIS.

37.3 A partir del segundo trimestre del año 2016, los recursos transferidos por el SIS no financian contratos bajo el Régimen Laboral Especial del Decreto Legislativo 1057.

Artículo 38. Compra de productos farmacéuticos, dispositivos médicos y productos sanitarios a través de DARES

Facúltase al Seguro Integral de Salud (SIS) a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Salud, para que a través de la Dirección de Abastecimiento de Recursos Estratégicos en Salud (DARES) de dicho Ministerio compre productos farmacéuticos, dispositivos médicos y productos sanitarios, en beneficio de los afiliados al SIS. En caso de financiar dichos insumos, el SIS deducirá el costo de la referida compra de las transferencias de recursos que efectúe a los organismos públicos del Ministerio de Salud y a los Gobiernos Regionales a los que se les hubiere entregado dichos productos.

Para tal efecto, la modificación presupuestaria en el nivel institucional que se autorizan en el presente artículo se aprueba mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta del SIS.

Artículo 39. Implementación del Decreto Legislativo 1153

39.1 Autorízase al Ministerio de Salud a realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/. 100 000 000,00 (CIEN MILLONES Y 00/100 NUEVOS SOLES), con cargo a los recursos de su presupuesto institucional, a favor de sus organismos públicos y los Gobiernos Regionales, para el pago de la asignación por cumplimiento de las metas institucionales, indicadores de

desempeño y compromisos de mejora de los servicios en el marco de lo dispuesto en el artículo 15 del Decreto Legislativo 1153.

39.2 Autorízase al Ministerio de Salud a realizar modificaciones presupuestarias en el nivel institucional, por la suma de S/. 295 000 000,00 (DOSCIENTOS NOVENTA Y CINCO MILLONES Y 00/100 NUEVOS SOLES) con cargo a los recursos de su presupuesto institucional, a favor de sus organismos públicos y los Gobiernos Regionales, para el financiamiento y continuidad de las acciones de implementación en el marco del Decreto Legislativo 1153. Dichas modificaciones presupuestarias en el nivel institucional se aprueban hasta el 30 de marzo de 2016.

39.3 Para la aplicación de lo establecido en los numerales precedentes es requisito que las plazas se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas, y que cuenten con el respectivo financiamiento.
Asimismo, los organismos públicos del Ministerio de Salud y los Gobiernos Regionales para la aplicación de lo establecido en los numerales precedentes, quedan exonerados de lo establecido en el artículo 6 de la presente Ley.

39.4 Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo, a favor de los organismos públicos del Ministerio de Salud y los gobiernos regionales, se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta de este último.

39.5 Dispóngase que, para efectos de la implementación de las acciones del Decreto Legislativo 1153, durante el Año Fiscal 2016, el Ministerio de Salud, sus organismos públicos y los Gobiernos Regionales quedan exonerados de lo establecido en el artículo 6 de la presente Ley.

Artículo 40. Acuerdo entre DEVIDA y UNODC

Autorízase, por excepción, a la Comisión Nacional para el Desarrollo y Vida Sin Drogas - DEVIDA a celebrar, durante el año 2016, un convenio de cooperación técnica con la Oficina de las Naciones Unidas Contra la Droga y el Delito - UNODC, para la elaboración de los Informes Anuales de Monitoreo de Cultivos de Coca.

El convenio será suscrito por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la Oficina de Presupuesto, en la cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe técnico que demuestre las ventajas y beneficios del acuerdo.

La Comisión Nacional para el Desarrollo y Vida Sin Drogas – DEVIDA, bajo responsabilidad de su titular, debe proveer información a la Contraloría General de la República y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitados por éstos.

La Comisión Nacional para el Desarrollo y Vida Sin Drogas - DEVIDA queda autorizada a transferir financieramente, a favor del organismo internacional, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución del convenio de cooperación técnica celebrado en el marco de lo establecido en la presente disposición. Dicha transferencia se aprueba mediante resolución del titular del pliego de la Comisión Nacional para el Desarrollo y Vida Sin Drogas - DEVIDA, la misma que se publica en el diario oficial El Peruano.

Artículo 41. Recursos para el Fondo Especial para la Seguridad Ciudadana, FED y otros

41.1 Dispónese, que en el Presupuesto del Sector Público para el Año Fiscal 2016 se han asignado recursos para lo siguiente:

a) En el presupuesto institucional del pliego Ministerio del Interior, hasta la suma de S/. 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 NUEVOS SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de acciones del Ministerio del Interior en el marco de los fines del Fondo Especial para la Seguridad Ciudadana, creado por el Decreto de Urgencia 052-2011.

b) En el presupuesto institucional del pliego Ministerio de Desarrollo e Inclusión Social, hasta la suma de S/. 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 NUEVOS SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de los fines del Fondo para la Inclusión Económica en Zonas Rurales (FONIE), creado por el artículo 23 de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013, y hasta la suma de S/. 170 000 000,00 (CIENTO SETENTA MILLONES Y 00/100 NUEVOS SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de los fines del Fondo de Estímulo al Desempeño y Logro de Resultados Sociales (FED), creado por la Octogésima Cuarta Disposición Complementaria Final de la Ley 30114.

c) En el presupuesto institucional del pliego Ministerio de Economía y Finanzas, hasta por la suma de S/. 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 NUEVOS SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de los fines del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL), y hasta por la suma de S/. 1 000 000 000,00 (UN MIL MILLONES Y 00/100 NUEVOS SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de los fines del Plan de Incentivos a la Mejora de la Gestión y Modernización Municipal (PI), el que a partir de la vigencia de la presente Ley se denomina Programa de Incentivos a la Mejora de la Gestión Municipal, disponiéndose que toda mención al Plan de Incentivos a la Mejora de la Gestión y Modernización Municipal en la normatividad vigente, se encuentra referida al Programa de Incentivos a la Mejora de la Gestión Municipal.
La distribución de los recursos del PI se efectúa tomando en cuenta los criterios del Fondo de Compensación Municipal (FONCOMUN) y conforme a los lineamientos y metas de dicho Plan.
La transferencia de los recursos autorizados por el presente literal se aprueba mediante decreto supremo refrendado por el Ministro de Economía y Finanzas a solicitud de la Dirección General de Presupuesto Público para el caso del Programa de Incentivos a la Mejora de la Gestión Municipal (PI), y a solicitud de la Dirección General de Inversión Pública para el caso del FONIPREL, y se incorporan en los Gobiernos Regionales y Gobiernos Locales, según corresponda, en la fuente de financiamiento Recursos Determinados.

Los recursos a los que se refieren los literales b) y c) del presente numeral se ejecutan bajo las mismas formalidades, mecanismos y

procedimientos aprobados en la normatividad vigente para el FED, el FONIPREL y el PI, en lo que les fuera aplicable.

41.2 Dispónese, que en el presupuesto institucional del pliego Ministerio de Agricultura y Riego, se ha incluido la suma de S/. 500 000 000,00 (QUINIENTOS MILLONES Y 00/100 NUEVOS SOLES), en la fuente de financiamiento Recursos Determinados, con cargo al Fondo de Promoción del Riego en la Sierra – MI RIEGO, creado mediante la Quincuagésima Disposición Complementaria Final de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013, lo que comprende el saldo de balance correspondiente al Año Fiscal 2015 de los recursos de dicho Fondo.
Los recursos otorgados en virtud de la presente disposición se destinan, exclusivamente, al financiamiento de los fines del Fondo de Promoción del Riego en la Sierra – MI RIEGO, y se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para dicho Fondo.

41.3 Dispónese, que en el presupuesto institucional del pliego Ministerio de Transportes y Comunicaciones, se ha incluido la suma de S/. 850 000 000,00 (OCHOCIENTOS CINCUENTA MILLONES Y 00/100 NUEVOS SOLES), en la fuente de financiamiento Recursos Ordinarios, con cargo al Fondo de Apoyo a las Asociaciones Público Privadas Cofinanciadas (Fondo APP), creado por el artículo 17 de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014.
Los recursos otorgados en virtud de la presente disposición se destinan, exclusivamente, al pago de los compromisos derivados de contratos de concesión, considerados en el proyecto "2027620: Concesiones Viales", correspondiendo al pliego respectivo seleccionar los tipos de compromisos a atender.
La ejecución de los recursos a los que se refiere la presente disposición no se sujeta a la normatividad vigente para el Fondo APP.

DISPOSICIONES COMPLEMENTARIAS

DISPOSICIONES COMPLEMENTARIAS FINALES

PRIMERA. Establécese como límite para que el Banco Central de Reserva del Perú (BCRP) requiera autorización por Ley para efectuar operaciones y celebrar convenios de crédito para cubrir desequilibrios transitorios en la posición de las reservas internacionales, cuando el monto de tales operaciones y convenios supere una suma equivalente a diez veces el valor de la cuota del Perú en el Fondo Monetario Internacional (FMI), de conformidad con el artículo 85 de la Constitución Política del Perú.

SEGUNDA. Los créditos presupuestarios correspondientes a las competencias y funciones transferidas en el año 2015 en el marco del proceso de descentralización, y que no hayan sido consideradas en la fase de programación y formulación del Presupuesto del Sector Público para el Año Fiscal 2016 en el pliego correspondiente, se transfieren durante el presente año fiscal, con cargo al presupuesto del pliego que ha transferido la competencia, conforme a lo establecido en la Quinta Disposición Transitoria de la Ley 27783, Ley de Bases de la Descentralización. Dichas transferencias se realizan en enero del año 2016 a propuesta del pliego respectivo y detallan el monto que corresponde a cada pliego a ser habilitado. La propuesta antes mencionada se remite al Ministerio de Economía y Finanzas para los fines respectivos.

TERCERA. Dispónese que los recursos destinados, al financiamiento de los fines del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL), a los que hace referencia el literal e) del artículo 32 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015, que a la fecha de entrada en vigencia de la presente disposición, no hayan sido ejecutados conforme a dicho artículo, sean depositados por la Dirección General de Endeudamiento y Tesoro Público (DGETP) en el Año Fiscal 2015, en la cuenta del FONIPREL, a solicitud de la Secretaría Técnica de dicho Fondo; quedando dichos recursos exceptuados del literal a) del numeral 12.1 del artículo 12 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no podrán ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería. La incorporación de dichos recursos en los años respectivos se sujeta a lo establecido en el artículo 1 del Decreto de Urgencia 030-2008 y en la Ley 29125, Ley que establece la implementación y el funcionamiento del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL).

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

CUARTA. Dispónese, a partir de la vigencia de la presente Ley, que cuando los pliegos presupuestarios del Gobierno Nacional reciban el apoyo de las Fuerzas Armadas (FFAA) y/o de la Policía Nacional del Perú (PNP) para un mejor cumplimiento de sus funciones, quedan autorizados, a realizar transferencias financieras a favor del pliego Ministerio de Defensa y/o Ministerio del Interior, según corresponda, sólo si el gasto efectuado por el apoyo que brinden las FFAA o la PNP supera el monto máximo que debe ser financiado con cargo al presupuesto institucional aprobado de los pliegos Ministerio de Defensa o Ministerio del Interior, respectivamente. Dicho monto máximo anual se establece mediante decreto supremo, refrendado por el Presidente del Consejo de Ministros, el que debe aprobarse en un plazo que no exceda los noventa (90) días calendario contados a partir de la vigencia de cada Ley Anual de Presupuesto.

Las transferencias financieras a las que se refiere el párrafo precedente de la presente disposición se financian con cargo al presupuesto institucional del pliego que reciba el apoyo de las Fuerzas Armadas o Policía Nacional del Perú, por la fuente de financiamiento Recursos Ordinarios y sin demandar recursos adicionales al Tesoro Público, y se aprueban mediante resolución del Titular del pliego, previo informe de la Presidencia del Consejo de Ministros (PCM) en el que se deberá indicar si el pliego Ministerio de Defensa o Ministerio del Interior, según corresponda, ha excedido el monto máximo destinado a las acciones de apoyo fijado por la PCM y de la oficina de presupuesto o la que haga sus veces en el pliego que reciba el apoyo de las Fuerzas Armadas o Policía Nacional del Perú, bajo responsabilidad del titular de dicho pliego. La resolución del Titular del pliego se publica en el diario oficial El Peruano.

La entidad pública que transfiere es responsable del monitoreo, seguimiento y cumplimiento de los fines para los cuales fueron entregados los recursos. Los recursos públicos, bajo responsabilidad deben ser destinados sólo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

QUINTA. Autorízase, de manera excepcional, al Ministerio de Economía y Finanzas, a realizar modificaciones presupuestarias en el nivel institucional a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los saldos disponibles según proyección al cierre del Año Fiscal 2015 del Presupuesto del Sector Público, hasta por la suma de S/. 1 098 840 086,00 (UN MIL NOVENTA Y OCHO MILLONES OCHOCIENTOS CUARENTA MIL OCHENTA Y SEIS Y 00/100 NUEVOS SOLES). Dicha suma no se encuentra comprendida dentro del límite del monto a que se refiere el numeral 64.2 del artículo 64 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Las modificaciones presupuestarias en el nivel institucional autorizadas en el párrafo precedente, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando, de ser necesario, el

procedimiento establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Dichos recursos se incorporan en los presupuestos de los mencionados pliegos en la fuente de financiamiento Recursos Ordinarios. Luego de que se incorporen los referidos recursos, y hasta el 30 de diciembre de 2015, los pliegos Ministerio de Defensa y Ministerio del Interior, mediante resolución de su titular, que se publica en el diario oficial El Peruano, deberán autorizar una transferencia financiera, por el monto total de los recursos que les han sido transferidos en virtud de lo establecido en la presente disposición, a favor de la Caja de Pensiones Militar Policial (CPMP), para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

SEXTA. Dispónese que para el Año Fiscal 2016, los Documentos Cancelatorios - Tesoro Público emitidos al amparo de la Ley 29266, Ley que autoriza la emisión de Documentos Cancelatorios - Tesoro Público para el pago del impuesto general a las ventas y del impuesto a la renta generado por contrataciones del pliego Ministerio de Defensa, son financiados con cargo a los recursos de la Reserva de Contingencia hasta por la suma de S/. 90 000 000,00 (NOVENTA MILLONES Y 00/100 NUEVOS SOLES), los cuales, para efectos de lo establecido en la presente disposición, se transfieren al pliego Ministerio de Defensa mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros, hasta por el monto que sea requerido en dicho periodo, sin exceder el límite establecido en el artículo 3 de la Ley 29266, y se incorporan en el presupuesto institucional del mencionado pliego en la fuente de financiamiento Recursos Ordinarios.

SÉTIMA. Autorízase, excepcionalmente, la realización de transferencias de recursos de las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, a favor del pliego Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de otorgar financiamiento y cofinanciamiento del complemento remunerativo a cargo de dicha entidad, para la asignación de los gerentes públicos de acuerdo con la normatividad de la materia.

Asimismo, autorízase a SERVIR, durante el Año Fiscal 2016, para pagar el total de la remuneración de los gerentes públicos asignados a entidades públicas, lo que comprende las entidades públicas, programas y proyectos nuevos o de reciente creación las que para efectos de la presente disposición son las creadas a partir del año 2011.

Para el financiamiento de la remuneración a la que se refiere el párrafo precedente, autorízase de manera excepcional a las entidades receptoras de gerentes públicos a efectuar transferencias de recursos a favor de SERVIR, de los recursos destinados a la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 de profesionales para los cargos que sean cubiertos con gerentes públicos. El pago del complemento remunerativo a cargo de SERVIR, en los casos que dicho complemento resulte necesario, se financia con cargo al presupuesto institucional del pliego SERVIR, sin demandar recursos adicionales al Tesoro Público.

Las transferencias de recursos a las que se refieren los párrafos precedentes se efectúan en el caso de las entidades del Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector habilitador, a propuesta de este último; en el caso de los Gobiernos Regionales, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta del Gobierno Regional; y, en el caso de los Gobiernos Locales, los recursos se transfieren a través de transferencias financieras que se aprueban mediante acuerdo de Concejo Municipal, requiriéndose el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad.

El pliego SERVIR, únicamente para la aplicación de la presente disposición, queda exonerado de lo establecido en el numeral 9.1 del artículo 9 de la presente Ley.

OCTAVA. Autorízase a los organismos del Sistema Electoral para exonerarse de lo dispuesto por el Decreto Legislativo 1017, Ley de Contrataciones del Estado, y su Reglamento, o por la Ley 30225, Ley de Contrataciones del Estado, según corresponda, así como de la aplicación del Decreto Legislativo 1057 y modificatorias, que regulan el Régimen Especial del Decreto Legislativo 1057, a efectos de realizar la contratación de servicios necesaria a través de locación de servicios, en el marco de lo establecido en el Código Civil, para los procesos electorales a realizarse en el Año Fiscal 2016. Los organismos quedan facultados a brindar a los locadores talleres informativos, para el desarrollo de la prestación del servicio, conforme a las necesidades propias de cada organismo electoral. La presente disposición es financiada con cargo al presupuesto institucional de dichos organismos, según corresponda, sin demandar recursos adicionales al Tesoro Público.

NOVENA. Prorrógase, hasta el 31 de diciembre de 2016 o hasta que se implemente el régimen de la Ley del Servicio Civil regulado por la Ley 30057 en el Ministerio de Defensa y en el Ministerio del Interior, según corresponda, la vigencia del Decreto de Urgencia 040-2011, e inclúyase dentro de los alcances de la citada norma al personal civil administrativo en actividad que presta servicios en el pliego Oficina Nacional de Gobierno Interior comprendido en el régimen laboral del Decreto Legislativo 276, sólo hasta que se implemente en dicha entidad el régimen de la Ley del Servicio Civil regulado por la Ley 30057. El concepto al que se refiere el Decreto de Urgencia 040-2011 y cuyo alcance se amplía mediante la presente disposición, se abona mensualmente y no tiene carácter ni naturaleza remunerativa ni pensionable y no se encuentra afecta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de la Compensación por Tiempo de Servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas; cualquier acto administrativo que disponga lo contrario será nulo de pleno derecho.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Defensa, del Ministerio del Interior, y de la Oficina Nacional de Gobierno Interior, según corresponda.

DÉCIMA. Autorízase, por excepción, a celebrar convenios de administración de recursos y/o adendas con organismos internacionales, a la entidad a cargo del Programa de "Fortalecimiento del Proceso de Descentralización y Modernización del Estado"; de atender la preparación, organización y realización de la XXIV Cumbre de Líderes del Foro de Cooperación Económica Asia Pacífico (APEC), así como de las demás reuniones, actividades preparatorias y sus eventos conexos a realizarse en los años 2015 y 2016.

El organismo internacional con el cual se suscriba el convenio y/o adenda, en el marco de lo establecido en el párrafo anterior de la presente disposición, debe cumplir con las siguientes condiciones: i) Contar con manuales u otros documentos publicados en su portal electrónico sobre sus procesos de contratación, los cuales deben estar acordes con los principios que rigen la contratación, así como con los tratados o compromisos internacionales que incluyen disposiciones sobre contratación pública suscritos por el Perú; ii) Las impugnaciones deben ser resueltas por instancias imparciales distintas a la que llevó a cabo el procedimiento selectivo; iii) Contar con auditorías internas y externas al organismo que lleva a cabo el proceso de contratación; y, iv) Implementar mecanismos de fortalecimiento de capacidades en el objeto materia de la contratación para los funcionarios públicos de la entidad que suscribe el convenio. Asimismo, los convenios son para efectuar, exclusivamente, contrataciones referidas a los fines recogidos en los mandatos de acuerdo con los tratados constitutivos o decisiones de los organismos internacionales.

Las entidades comprendidas en los alcances del segundo párrafo de la presente disposición, una vez que el organismo internacional le remita la información, deben registrar en el Sistema Electrónico de Contrataciones del Estado (SEACE) la convocatoria de los procesos, el resultado de la selección, los contratos y montos adjudicados. Asimismo, bajo responsabilidad de su titular, deben proveer información a la Contraloría General de

la República, al Ministerio de Economía y Finanzas y al Organismo Supervisor de las Contrataciones del Estado (OSCE) de ser solicitados por éstos. La autorización establecida en la presente disposición rige hasta el 31 de diciembre de 2016.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

UNDÉCIMA. Suspéndese durante el Año Fiscal 2016, la transferencia de recursos a los gobiernos locales provinciales, prevista en el Decreto Supremo 010-2011-MIMDES respecto del servicio Wawa Wasi, encargándose al Programa Nacional Cuna Más, en el marco de lo estipulado en el Decreto Supremo 003-2012-MIDIS, la ejecución de tales servicios a nivel nacional durante el Año Fiscal 2016.

DUODÉCIMA. Dispónese que, para efectos de la implementación del Régimen de la Ley del Servicio Civil, lo establecido en los artículos 6 y 8 y en los numerales 9.1 y 9.4 del artículo 9 de la presente Ley no es aplicable a las entidades que cuenten con la resolución de "inicio del proceso de implementación" a que se refiere la Primera Disposición Complementaria Transitoria de la Ley 30057, Ley del Servicio Civil, y que cuenten con el Cuadro de Puestos de la Entidad (CPE) aprobado; y que lo establecido en el segundo párrafo de la Cuarta Disposición Complementaria Transitoria de la citada Ley, no incluye a los planes de seguros médicos familiares u otros de naturaleza análoga, que estén percibiendo los trabajadores bajo los regímenes de los Decretos Legislativos 276, 728 y 1057.

Para la aplicación de la exoneración al numeral 9.1 del artículo 9 a que se refiere la presente disposición se requiere el informe previo favorable de la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas.

DÉCIMA TERCERA. Precísase que las municipalidades provinciales o distritales a las cuales, mediante una norma con rango de Ley, se les encomiende la administración y la prestación de los servicios de los nuevos distritos creados o por crearse a nivel nacional, están autorizadas, transitoriamente y únicamente para dicho fin, a ejercer las facultades de titular del pliego a las que se refiere la Ley 28411, Ley General del Sistema Nacional de Presupuesto, para efectos de manejar los recursos reasignados en el marco de lo dispuesto por la Ley 27555, Ley que autoriza la reasignación y aplicación de recursos en los nuevos distritos creados, y su reglamento, aprobado por Decreto Supremo 031-2002-EF, hasta la elección e instalación de las autoridades municipales elegidas para dichos nuevos distritos, desde el momento en que el Jurado Nacional de Elecciones extiende las credenciales respectivas.

DÉCIMA CUARTA. Dispónese, durante el Año Fiscal 2016, que las acciones de provisión de alimentos, vestimenta y condiciones de trabajo, a que se refiere la Décima Disposición Complementaria Final del Decreto Legislativo 1132, se encuentran a cargo también del pliego Despacho Presidencial.

DÉCIMA QUINTA. Autorízase la transferencia de recursos de las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales a favor de la Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de desarrollar programas formativos, incluidos los procesos de selección, a cargo de la Escuela Nacional de Administración Pública (ENAP), previa suscripción de convenio.

Las transferencias de recursos a los que se refiere la presente disposición se efectúan, en el caso de las entidades de Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el ministro del sector habilitador, a propuesta de este último; en el caso de los Gobiernos Regionales y de los Gobiernos Locales, los recursos se transfieren mediante transferencias financieras que se aprueban por acuerdo de Consejo Regional o Concejo Municipal según sea el caso, requiriéndose para ambos casos el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. El acuerdo de Consejo Regional se publica en el diario oficial El Peruano y el acuerdo del Concejo Municipal se publica en la página web del Gobierno Local respectivo.

Las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales que transfieren recursos en el marco de lo establecido en la presente disposición, son responsables de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos y del cumplimiento de las acciones que desarrolle SERVIR a través de la ENAP.

DÉCIMA SEXTA. Las universidades públicas, durante el año 2016, pueden destinar hasta el cinco por ciento (5%) de sus recursos por concepto de canon y sobrecanon y regalías mineras, para financiar la elaboración de sus estudios de pre inversión, en sus etapas de perfil y factibilidad de los proyectos de inversión pública, en el marco del Sistema de Inversión Pública.

DÉCIMA SÉTIMA. Dispónese que, excepcionalmente, durante el Año Fiscal 2016, la Buena Pro de la adquisición de medicamentos bajo la modalidad de subasta inversa pueda ser otorgada con solo una oferta válida. El Ministerio de Salud como organismo rector del Sector Salud, propondrá la política de gestión para la adquisición de medicamentos en coordinación con las entidades competentes en la materia.

DÉCIMA OCTAVA. En el Año Fiscal 2016, previa evaluación y priorización por el Instituto Peruano del Deporte (IPD), se puede modificar el Anexo A de la presente Ley en cuanto a las subvenciones otorgadas a favor de Federaciones Deportivas Nacionales y Comité Olímpico Peruano señaladas en dicho anexo, mediante Decreto Supremo refrendado por el Ministro de Educación, el cual se publica en los portales electrónicos institucionales del IPD y del Ministerio de Educación, dentro de los tres días hábiles contados a partir de la publicación oficial del citado Decreto Supremo en el diario oficial El Peruano.

DÉCIMA NOVENA. Los Gobiernos Locales y Gobiernos Regionales están autorizados para utilizar hasta el 0,5% de su presupuesto institucional a favor de la realización de obras, reparación o adecuación destinadas a mejorar o proveer de accesibilidad a la infraestructura urbana de las ciudades incluyendo el acceso a los palacios y demás sedes municipales y regionales que están al servicio de todos los ciudadanos y prioritariamente a los que presenten algún tipo de discapacidad.

Los Gobiernos Regionales y Gobiernos Locales informan anualmente, por escrito, a la Comisión de Inclusión Social y Personas con Discapacidad del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del Gerente General y Gerente Municipal respectivamente. Una copia de dicho informe será remitida al Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS).

VIGÉSIMA. Los Gobiernos Locales y Gobiernos Regionales están autorizados para utilizar hasta el 0,5% de su presupuesto institucional para financiar los gastos operativos, planes, programas y servicios que por ley deben realizar las Oficinas Municipales de Atención a la Persona con Discapacidad (OMAPEDS) y las Oficinas Regionales de Atención a la Persona con Discapacidad (OREDIS) a favor de la población con discapacidad de su jurisdicción.

Los Gobiernos Regionales y Gobiernos Locales informan anualmente, por escrito, a la Comisión de Inclusión Social y Personas con Discapacidad del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del Gerente General y Gerente Municipal, respectivamente. Una copia de dicho informe será remitida al Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS).

VIGÉSIMA PRIMERA. Autorízase, durante el Año Fiscal 2016, a los pliegos del Gobierno Nacional y a los Gobiernos Regionales que cuenten con Proyectos Especiales y que, de acuerdo a lo señalado por la Secretaría de Gestión Pública de la Presidencia del Consejo de Ministros a través del informe que dicha secretaría emita a solicitud de los referidos pliegos, constituyan o pertenezcan a órganos desconcentrados de la entidad, a efectuar modificaciones presupuestales en el nivel funcional programático, con el fin de financiar las

acciones administrativas que realizan dichos órganos en el marco de sus competencias y/o asegurar la continuidad de la prestación de bienes y servicios, a través de los órganos existentes o los que se creen en la estructura orgánica de la entidad.

Las referidas modificaciones presupuestarias se realizan únicamente con cargo a los créditos presupuestarios destinados a gastos por concepto de Gestión de Proyecto en los referidos Proyectos Especiales, hasta por el monto máximo de los recursos asignados para dicho concepto en el Presupuesto Institucional de Apertura para el Año Fiscal 2016.

Para efectos de lo establecido en la presente disposición, los pliegos del Gobierno Nacional bajo sus alcances quedan exonerados de lo establecido en el literal c) del numeral 41.1 del artículo 41 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

VIGÉSIMA SEGUNDA. Autorízase al pliego Superintendencia Nacional de Aduanas y Administración Tributaria (SUNAT), durante el Año Fiscal 2016, a efectuar transferencias financieras a favor del Ministerio de Defensa y del Ministerio del Interior, con cargo a su presupuesto institucional, incluyendo sus saldos de balance al 31 de diciembre de 2015, a fin de financiar acciones de interdicción minera en la lucha contra la minería ilegal y de fiscalización de insumos químicos. El monto hasta por el cual se efectuarán las transferencias financieras autorizadas por la presente disposición se establece mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, a propuesta del Ministro de Defensa y del Ministro del Interior, según corresponda.

Las referidas transferencias financieras se aprueban mediante resolución del titular de la SUNAT, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. La resolución del titular del pliego SUNAT se publica en el diario oficial El Peruano. Los recursos transferidos en el marco de lo establecido en la presente disposición se incorporan en el presupuesto institucional del Ministerio de Defensa y del Ministerio del Interior, según corresponda, conforme al procedimiento dispuesto en el artículo 42 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Asimismo, el Ministerio de Defensa y el Ministerio del Interior, respectivamente, deben remitir a la Comisión Multisectorial creada mediante Decreto Supremo 075-2012-PCM, un informe sobre la ejecución de los recursos transferidos por la SUNAT referidos a las acciones de interdicción minera en la lucha contra la minería ilegal, en el marco de lo establecido en la presente disposición, bajo responsabilidad del titular del pliego receptor.

VIGÉSIMA TERCERA. Para garantizar, en el año 2016, la continuidad de los proyectos de inversión, así como la continuidad de las acciones de mantenimiento correspondientes a las partidas de gasto 2.3.1.6 (repuestos y accesorios), 2.3.1.11 (suministros para mantenimiento y reparación) y 2.3.2.4 (servicios de mantenimiento, acondicionamiento y reparaciones), a cargo de los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, autorízase al Poder Ejecutivo para incorporar en dichas entidades, los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios no devengados al 31 de diciembre de 2015, para ejecutar dichos proyectos o las acciones de mantenimiento, según corresponda. Para ello, exceptúase de lo dispuesto en el literal a) del numeral 12.1 del artículo 12 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no podrán ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley Nº 28693, Ley General del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 31 de marzo de 2016, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, y para el caso de los Gobiernos Regionales y Gobiernos Locales sólo con el refrendo del Ministro de Economía y Finanzas.

La incorporación sólo comprende los recursos para proyectos de inversión y para las acciones de mantenimiento a que se refiere la presente disposición, que, se encuentren certificados al 30 de noviembre de 2015. La determinación del monto a ser incorporado considera como base de cálculo el presupuesto institucional modificado al 30 de noviembre de 2015.

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2016 por parte del respectivo pliego, para el mismo proyecto de inversión o para las mismas acciones de mantenimiento, según corresponda.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

VIGÉSIMA CUARTA. Autorícese al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2016, a realizar modificaciones presupuestarias en el nivel institucional hasta por un monto de S/. 205 566 000,00 (DOSCIENTOS CINCO MILLONES QUINIENTOS SESENTA Y SEIS MIL Y 00/100 NUEVOS SOLES), con cargo a su presupuesto institucional, a favor del Ministerio de Defensa, Unidad Ejecutora Marina de Guerra del Perú, para el financiamiento parcial los estudios y ejecución de proyectos de inversión destinados al mejoramiento de las instalaciones navales.

Las modificaciones presupuestarias autorizadas en el párrafo precedente se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, el Ministro de Defensa y el Ministro de Transportes y Comunicaciones, a propuesta de este último.

VIGÉSIMA QUINTA. Autorízase al pliego Ministerio de Cultura, durante el Año Fiscal 2016, a incorporar y utilizar los saldos de balance del Año Fiscal 2015 provenientes del Programa Qhapaq Ñan, a que se refiere la Ley 28260, Ley que otorga fuerza de ley al Decreto Supremo 031-2001-ED, hasta por el monto de S/. 60 000 000,00 (SESENTA MILLONES Y 00/100 NUEVOS SOLES), para la atención de gastos de funcionamiento y operatividad de la administración general, direcciones desconcentradas y museos a nivel nacional, implementación de los puntos de cultura, difusión de las presentaciones de los Elencos Nacionales, protección de reservas territoriales, así como la ejecución de actividades en la zona del Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) a cargo del Ministerio de Cultura.

VIGÉSIMA SEXTA. Autorízase al Ministerio de Economía y Finanzas a realizar los aportes que se requieran para los fines de implementación y cumplimiento de las actividades relacionadas con la participación y acceso del Perú a la Organización para la Cooperación y el Desarrollo Económico (OCDE), siempre que se deriven de los compromisos fijados por el Perú y OCDE en acuerdos o documentos de similar naturaleza, suscritos en observancia de las disposiciones nacionales vigentes.

Asimismo, autorízase a las entidades del Gobierno Nacional a realizar aportes de similar naturaleza a los señalados en el párrafo precedente, para lo cual deben contar previamente con la opinión favorable del Ministerio de Economía y Finanzas, a través de la Dirección General de Asuntos de Economía Internacional, Competencia y Productividad.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al Tesoro Público.

VIGÉSIMA SÉTIMA. Autorízase a los Gobiernos Regionales, Gobiernos Locales y Universidades Públicas, a utilizar hasta un cuarenta por ciento (40%) de los recursos provenientes del canon, sobrecanon y regalía minera, así como de los saldos de balance generados por dichos conceptos, para ser destinado a acciones de mantenimiento. Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el literal c) del numeral 41.1 del artículo 41 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Los Gobiernos Regionales o los Gobiernos Locales que tengan autorización legal expresa respecto al uso de los recursos provenientes del canon, sobrecanon y regalía minera, en porcentaje mayor a lo establecido en el presente artículo, se rigen por lo establecido en dicha autorización.

VIGÉSIMA OCTAVA. Autorízase, durante el Año Fiscal 2016, al Ministerio de Energía y Minas a efectuar las siguientes transferencias financieras, las mismas que son destinadas exclusivamente a las entidades y para los fines siguientes:

a) A favor de los Gobiernos Regionales, cuyos recursos son destinados a financiar, exclusivamente, a las Direcciones o Gerencias Regionales de Energía y Minas de dichos Gobiernos Regionales con el objeto de financiar el fortalecimiento de la capacidad de gestión regional en el ejercicio de las funciones en materia minero energética, en el marco del proceso de descentralización, hasta por el monto de S/. 3 000 000,00 (TRES MILLONES Y 00/100 NUEVOS SOLES).
b) A favor de los Gobiernos Regionales, cuyos recursos son destinados a financiar, exclusivamente, el mantenimiento del mecanismo de Ventanilla Única en el marco del Proceso de Formalización Minera.
c) A favor del Instituto Peruano de Energía Nuclear (IPEN) hasta por el monto de S/. 12 000 000,00 (DOCE MILLONES Y 00/100 NUEVOS SOLES) que serán destinados para:

i. El pago del seguro de riesgo nuclear y seguridad física nuclear hasta por el monto de S/. 1 500 000,00 (UN MILLÓN QUINIENTOS MIL Y 00/100 NUEVOS SOLES).
ii. El pago al Organismo Internacional de Energía Atómica (OIEA) para percibir el apoyo que brinda la organización internacional a los proyectos de investigación del IPEN, hasta por el monto de S/. 228 572,00 (DOSCIENTOS VEINTIOCHO MIL QUINIENTOS SETENTA Y DOS Y 00/100 NUEVOS SOLES).
iii. El reemplazo de equipos y sistemas para garantizar la continuidad de la producción de radiofármacos en la planta de producción y el funcionamiento de laboratorios, hasta por el monto de S/. 2 847 500,00 (DOS MILLONES OCHOCIENTOS CUARENTA Y SIETE MIL QUINIENTOS Y 00/100 NUEVOS SOLES).
iv. El mantenimiento de sistemas del RP-10 y reemplazo de sistemas de operación del núcleo del reactor RP-10, hasta por el monto de S/. 5 621 403,00 (CINCO MILLONES SEISCIENTOS VEINTIÚN MIL CUATROCIENTOS TRES Y 00/100 NUEVOS SOLES).
v. La implementación del Servicio Nacional de Atención a Emergencias Radiológicas – SENAER, el Sistema de Vigilancia en Protección Radiológica y el Sistema de Seguridad y Salud en el Trabajo, hasta por el monto de S/. 1 802 525,00 (UN MILLÓN OCHOCIENTOS DOS MIL QUINIENTOS VEINTICINCO Y 00/100 NUEVOS SOLES).

d) A favor del Instituto de Investigaciones de la Amazonía Peruana (IIAP) hasta por el monto de S/. 8 000 000,00 (OCHO MILLONES Y 00/100 NUEVOS SOLES) que serán destinados para financiar sus gastos de funcionamiento, así como sus actividades y proyectos de investigación.
e) A favor del Servicio Nacional de Certificación Ambiental (SENACE) hasta por el monto de S/. 6 500 000,00 (SEIS MILLONES QUINIENTOS MIL Y 00/100 NUEVOS SOLES) que serán destinados para financiar sus gastos de implementación y funcionamiento.
f) A favor del Ministerio de Cultura, cuyos recursos son destinados a financiar los gastos que irrogan las actividades para la identificación de pueblos indígenas y sus organizaciones territoriales en ámbitos de su interés, la facilitación de procesos de diálogo intercultural en procesos de consulta previa o participación, y el Proceso de Consulta Previa a los pueblos indígenas u originarios.
g) A favor de la Empresa Activos Mineros SAC, para ser destinados a financiar estudios de pre inversión, ejecución de proyectos de inversión, post cierre, trabajos complementarios, de mantenimiento, reparaciones, así como medidas de mitigación ante el fenómeno El Niño, entre otros, relacionados con la remediación de pasivos ambientales mineros.

Las referidas transferencias financieras se autorizan mediante resolución del titular del pliego, la que se publica en el diario oficial El Peruano, previa suscripción de convenios, celebrados entre el Ministerio de Energía y Minas y las entidades públicas o Gobiernos Regionales correspondientes, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos. Dichas transferencias financieras se financian con cargo a los recursos del presupuesto institucional del pliego Ministerio de Energía y Minas, por la fuente de financiamiento Recursos Directamente Recaudados, y/o el saldo de balance correspondiente a los recursos de la Unidad Ejecutora 001 Ministerio de Energía y Minas – Central.

Las entidades que reciben las transferencias financieras en el marco de lo establecido en la presente disposición, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o a las disposiciones contenidas en los convenios y/o adendas correspondientes.

VIGÉSIMA NOVENA. Autorízase, excepcionalmente, al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2016, a realizar las siguientes modificaciones presupuestarias en el nivel institucional:

a) A favor de los Gobiernos Locales, para financiar actividades y proyectos de inversión pública de infraestructura vial urbana, a fin de facilitar la ejecución de la Línea 2 y Ramal Av. Faucett - Av. Gambetta de la Red Básica del Metro de Lima y Callao.
b) A favor de la Superintendencia de Transporte Terrestre de Personas, Carga y Mercancías (SUTRAN), para financiar la ampliación y fortalecimiento de la capacidad fiscalizadora y sancionadora.

Las modificaciones presupuestarias en el nivel institucional autorizadas por la presente disposición se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último. Para tal fin, autorícese al Ministerio de Transportes y Comunicaciones a realizar modificaciones presupuestarias en el nivel funcional programático, quedando exonerado de lo dispuesto en el literal c) del numeral 41.1 del artículo 41, el artículo 76 y el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

TRIGÉSIMA. Autorízase al Ministerio del Interior y al Ministerio de Defensa, de manera excepcional y previo informe favorable de la Dirección General de Presupuesto Público, a realizar, durante el Año Fiscal 2016, modificaciones presupuestarias en el nivel funcional programático dentro y entre los Programas Presupuestales con los que cuentan, con excepción del programa presupuestal "Gestión Integrada y Efectiva del Control de Oferta de Drogas en el Perú", con la finalidad de:

a) Habilitar las actividades 5005762, 5005763, 5005765 y 5005766 del producto 3000754 Eventos públicos vigilados y controlados del

Programa Presupuestal 0139 "Disminución de la incidencia de los conflictos, protestas y movilizaciones sociales violentas que alteran el orden público".

b) Habilitar las actividades 5004383, 5004384 y 5004385 del producto 3000596 Operaciones y acciones militares y policiales, y la actividad 5004380 del producto 3000595 Fuerzas del orden con capacidades operativas adecuadas, del Programa Presupuestal 0032 "Lucha contra el terrorismo".

c) Habilitar la actividad 5005261 del producto 3000722 Servicios de apoyo al Estado, del Programa Presupuestal 0135 "Mejora de las capacidades militares para la defensa y el desarrollo nacional".

Dichas modificaciones presupuestarias podrán realizarse sólo para la atención de conflictos sociales o eventos que requieran la movilización masiva y temporal de efectivos y recursos de la Policía Nacional del Perú y/o de las Fuerzas Armadas, cuya ocurrencia o magnitud no haya podido ser prevista durante las fases de Programación y Formulación Presupuestaria. Para los fines establecidos en la presente disposición, exceptúese al Ministerio del Interior y al Ministerio de Defensa de lo establecido en el numeral 80.1 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, y en los numerales 9.6 y 9.7 del artículo 9 de la presente Ley.

TRIGÉSIMA PRIMERA. Autorízase a las entidades del Gobierno Nacional, para que en el marco de sus competencias compartidas con los Gobiernos Regionales y Gobiernos Locales, puedan pagar los viáticos y pasajes de los funcionarios y servidores contratados bajo el régimen del Decreto Legislativo 276 y Decreto Legislativo 728, el personal contratado bajo el régimen laboral especial del Decreto Legislativo 1057, así como al personal que se encuentre bajo el régimen de la Ley del Servicio Civil regulado por la Ley 30057, de los gobiernos regionales y/o gobiernos locales, con el fin de brindar apoyo técnico en la implementación de las políticas nacionales y sectoriales y evaluar el cumplimiento de las funciones descentralizadas. Los viáticos que se otorguen en el marco de lo establecido en la presente disposición se sujetan a los montos aprobados para los viáticos por viajes a nivel nacional en comisiones de servicios mediante Decreto Supremo 007-2013-EF.

TRIGÉSIMA SEGUNDA. Autorízase al Ministerio de Justicia y Derechos Humanos, a realizar modificaciones presupuestarias en el nivel institucional a favor del Instituto Nacional Penitenciario, hasta por la suma de S/. 20 806 965,00 (VEINTE MILLONES OCHOCIENTOS SEIS MIL NOVECIENTOS SESENTA Y CINCO Y 00/100 NUEVOS SOLES), para el financiamiento de acciones de seguridad penitenciaria, con cargo a los recursos con los que cuenta dicho ministerio provenientes del Fondo de Seguridad Ciudadana, creado mediante Decreto de Urgencia 052-2011.

Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, y el Ministro de Justicia y Derechos Humanos, a propuesta de este último.

TRIGÉSIMA TERCERA. Autorízase, excepcionalmente, a la Superintendencia Nacional de los Registros Públicos (SUNARP) a realizar transferencias financieras a favor del Ministerio de Justicia y Derechos Humanos, con cargo a sus saldos de balance por la fuente de financiamiento Recursos Directamente Recaudados, que dicha entidad previamente incorpora en su presupuesto institucional, hasta por un monto de S/. 67 000 000,00 (SESENTA Y SIETE MILLONES Y 00/100 NUEVOS SOLES), para el financiamiento de la supervisión del contrato de prestación de servicios de seguridad tecnológica en las prisiones, continuar con la implementación del Nuevo Código Procesal Penal, implementación de nueva normativa sobre crimen organizado, continuar con la implementación de la obligatoriedad del Sistema de Conciliación, puesta en marcha de las nuevas procuradurías públicas para recuperación de reparaciones civiles, lucha contra el crimen organizado y seguridad penitenciaria.

Las transferencias financieras autorizadas por la presente disposición se aprueban mediante resolución del titular del pliego SUNARP, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la SUNARP. La resolución del titular del pliego se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

El Ministerio de Justicia y Derechos Humanos incorpora los recursos a los que se refiere la presente disposición en su presupuesto institucional, en la fuente de financiamiento Donaciones y Transferencias.

TRIGÉSIMA CUARTA. Con la finalidad de promover el desarrollo de la ciencia y tecnología, a partir de la vigencia de la presente Ley, se dispone lo siguiente:

1. Autorízase, excepcionalmente, al Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC), con la finalidad de cofinanciar programas y proyectos en materia de ciencia, tecnología e innovación tecnológica, a lo siguiente:

   a) Efectuar transferencias financieras a favor de entidades públicas del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales.
   b) Otorgar subvenciones a favor de personas jurídicas privadas, domiciliadas y no domiciliadas en el país.

   Lo señalado en los literales a) y b) del presente numeral se aprueba mediante resolución del titular del pliego CONCYTEC, previa suscripción de convenio y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. Dicha resolución del titular del pliego se publica en el diario oficial El Peruano. El titular del pliego CONCYTEC podrá delegar en el Presidente del Directorio del Fondo Nacional de Desarrollo Científico y de Innovación Tecnológica (FONDECYT), la facultad de aprobar lo dispuesto en el literal a) y b) del presente numeral.

   El CONCYTEC es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos u otorgados, según corresponda, y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su transferencia u otorgamiento, según corresponda, conforme a la presente disposición. Asimismo, el CONCYTEC, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas jurídicas privadas, así como para la evaluación por parte del CONCYTEC de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

   La aplicación de lo establecido en el presente numeral se financia con cargo al Fondo Nacional de Desarrollo Científico, Tecnológico y de Innovación Tecnológica (FONDECYT) del Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC).

2. Facúltase a las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, para el desarrollo de los fines que por ley les corresponde en materia de ciencia, tecnología e innovación tecnológica, a transferir recursos a favor del Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC).

   Dichas transferencias de recursos, se efectúan a través de transferencias financieras, las que se aprueban en el caso de las entidades del

Gobierno Nacional mediante resolución de titular, y para el caso de los Gobiernos Regionales y los Gobiernos Locales mediante acuerdo de Consejo Regional o Concejo Municipal, respectivamente. La resolución del titular y el acuerdo del Consejo Regional se publica en el diario oficial El Peruano, y el acuerdo del Concejo Municipal se publica en su página web.

Las transferencias financieras autorizadas por el presente numeral, se aprueban previa suscripción de convenio y requiriéndose el informe favorable previo de la oficina de presupuesto o la que haga sus veces del pliego que transfiere el recurso. Cada pliego presupuestario que efectúa las transferencias financieras es responsable de la verificación, seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos, y del cumplimiento de las acciones contenidas en el convenio, para lo cual realiza el monitoreo correspondiente.

Asimismo, la aplicación de lo establecido en el presente numeral de esta disposición se financia con cargo al presupuesto institucional de las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, sin demandar recursos adicionales al Tesoro Público, conforme a sus competencias y en el marco de las Leyes Anuales de Presupuesto.

TRIGÉSIMA QUINTA. Autorízase para realizar modificaciones presupuestarias a nivel institucional en favor del Registro Nacional de Identificación y Estado Civil (RENIEC), hasta por el monto de S/. 22 000 000,00 (VEINTIDOS MILLONES Y 00/100 NUEVOS SOLES), con cargo a los recursos a los que hace referencia el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, en el marco del Programa Presupuestal 079: Acceso de la Población a la Identidad a cargo del RENIEC, previo cumplimiento de las acciones que debe efectuar el RENIEC, las que se establecen mediante Decreto Supremo refrendado por el Ministro de Desarrollo e Inclusión Social. Dichas modificaciones presupuestarias se realizan hasta el primer trimestre del Año Fiscal 2016.

Para ello, el Ministerio de Desarrollo e Inclusión Social, sobre la información remitida por el RENIEC, debe enviar un informe al Ministerio de Economía y Finanzas en el que se validen las acciones realizadas por el RENIEC en el marco de lo establecido en la presente disposición y el monto correspondiente a ser transferido.

Mediante Decreto Supremo refrendado por el Ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que debe realizar el RENIEC en el marco de la presente disposición.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

TRIGÉSIMA SEXTA. Autorízase al Poder Judicial y al Ministerio Público a implementar la tercera etapa del incremento progresivo de haberes de los jueces del Poder Judicial y de los fiscales del Ministerio Público, en el marco de la Ley 30125, Ley que establece medidas para el fortalecimiento del Poder Judicial. Para tal fin, quedan exceptuados de lo establecido en el artículo 6 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

TRIGÉSIMA SÉTIMA. Dispónese que los montos correspondientes a la bonificación jurisdiccional, y al gasto operativo por función jurisdiccional, los cuales consideran un monto diferenciado a favor de los Presidentes de Corte Superior de Justicia y de los Presidentes de Junta de Fiscales Superiores, se aprueban conforme a lo establecido en la Cuarta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, para cuyo efecto se exceptúa al Poder Judicial y al Ministerio Público de lo dispuesto en el artículo 6 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

TRIGÉSIMA OCTAVA. Dispónese que la implementación del quinto tramo de los aumentos progresivos de ingresos a que hace referencia la Segunda Disposición Complementaria Final del Decreto Legislativo 1132, Decreto Legislativo que aprueba la nueva estructura de ingresos aplicable al personal militar de las Fuerzas Armadas y policial de la Policía Nacional del Perú, se efectuará en diciembre de 2016. Los Ministerios de Defensa y del Interior, así como el Fuero Militar Policial, quedan exonerados de lo dispuesto en el artículo 6 de la presente Ley.

Asimismo, dispónese que para efectos de implementar el cuarto tramo de los aumentos progresivos de ingresos a que hace referencia la Segunda Disposición Complementaria Final del Decreto Legislativo 1132, Decreto Legislativo que aprueba la nueva estructura de ingresos aplicable al personal militar de las Fuerzas Armadas y policial de la Policía Nacional del Perú, exonérese al Ministerio de Defensa, Ministerio del Interior y Fuero Militar Policial de las restricciones establecidas en el artículo 6 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015. El presente párrafo entra en vigencia al día siguiente de la publicación de la presente Ley.

TRIGÉSIMA NOVENA. Dispónese que, a partir de la vigencia de la presente Ley, la coordinación de las acciones de la Estrategia de Acción Social con Sostenibilidad, dirigida al desarrollo y protección de los pueblos indígenas con énfasis en la Amazonía, estará a cargo del Ministerio de Desarrollo e Inclusión Social (MIDIS).

Para la aplicación de lo dispuesto en el numeral precedente durante el Año Fiscal 2016, autorízase al Ministerio de Desarrollo e Inclusión Social a realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/. 25 000 000,00 (VEINTICINCO MILLONES Y 00/100 NUEVOS SOLES), a favor de las entidades del Gobierno Nacional y Gobiernos Regionales para financiar la implementación de dicha Estrategia de Acción Social con Sostenibilidad, la cual incluye la operación y mantenimiento de las Plataformas Itinerantes de Acción Social – PIAS. Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Desarrollo e Inclusión Social, a propuesta de este último. Los recursos a los que se refiere la presente disposición no podrán ser destinados a fines distintos a los autorizados en la presente disposición, bajo responsabilidad del titular de la entidad del Gobierno Nacional y de los Gobiernos Regionales.

Mediante Decreto Supremo refrendado por el Ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que deberán realizar las entidades del Gobierno Nacional y Gobiernos Regionales y el monto correspondiente a ser transferido.

CUADRAGÉSIMA. Autorízase, a partir de la entrada en vigencia de la Ley 30225 y durante el Año Fiscal 2016, a celebrar un convenio de encargo del procedimiento de selección con un organismo internacional al Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC), para la contratación de la construcción, supervisión y todo aquel servicio que resulte necesario para la ejecución del proyecto de inversión “Mejoramiento y Ampliación de los Servicios del Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica”, con Código SNIP 162535.

Los organismos internacionales con los cuales se suscriban los convenios deben cumplir con las siguientes condiciones: (i) Contar con manuales u otros documentos publicados en su portal electrónico sobre sus procedimientos selectivos, los cuales deben estar acordes con los principios que rigen la contratación, así como con los tratados o compromisos internacionales que incluyen disposiciones sobre contratación pública suscritos por

el Perú; (ii) Las impugnaciones deben ser resueltas por instancias imparciales distintas a la que llevó a cabo el procedimiento selectivo; (iii) Contar con auditorías internas y externas al organismo que lleva a cabo el procedimientos selectivo; e, (iv) Implementar mecanismos de fortalecimiento de capacidades en el objeto de la materia de la contratación para los funcionarios públicos de la entidad que suscribe el convenio. Asimismo, los convenios son para efectuar, exclusivamente, contrataciones referidas a los fines recogidos en los mandatos de acuerdo de los tratados constitutivos o decisiones de los organismos internacionales.

Los convenios serán suscritos por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la oficina de presupuesto en la cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe técnico que demuestre las ventajas y beneficios del convenio.

La entidad bajo el alcance de la presente disposición, debe registrar en el Sistema Electrónico de Contrataciones del Estado (SEACE) la convocatoria de los procesos, el resultado de la selección, los contratos y montos adjudicados. Asimismo, bajo responsabilidad de su titular, deben proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitados por éstos.

La presente disposición se financia con cargo al presupuesto institucional del pliego CONCYTEC.

CUADRAGÉSIMA PRIMERA. Autorízase, excepcionalmente, al Ministerio del Interior a realizar transferencias financieras a favor de la Superintendencia Nacional de Control de Servicios de Seguridad, Armas, Municiones y Explosivos de Uso Civil y la Superintendencia Nacional de Migraciones, con cargo a sus saldos de balance por la fuente de financiamiento Recursos Directamente Recaudados, que dicho ministerio previamente incorpora en su presupuesto institucional, hasta por un monto de S/. 11 000 000,00 (ONCE MILLONES Y 00/100 NUEVOS SOLES), para el financiamiento de la implementación de módulos de atención de regularización, empadronamiento y pago de incentivo económico a personas naturales por la entrega voluntaria y anónima de armas de fuego, municiones y materiales relacionados dentro del marco legal; y la adquisición de puertas automáticas para el Aeropuerto Internacional Jorge Chávez, y lectores de documentos de viaje biométricos para los Puestos de Control Migratorio y Fronterizo a nivel nacional.

Las transferencias financieras autorizadas por la presente disposición se aprueban mediante resolución del titular del pliego Ministerio del Interior, previo informe favorable de la oficina de presupuesto o la que haga sus veces en el Ministerio del Interior. La resolución del titular del pliego se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La Superintendencia Nacional de Control de Servicios de Seguridad, Armas, Municiones y Explosivos de Uso Civil y la Superintendencia Nacional de Migraciones incorpora los recursos a los que se refiere la presente disposición en su presupuesto institucional, en la fuente de financiamiento Donaciones y Transferencias.

CUADRAGÉSIMA SEGUNDA. Dispónese que lo establecido en los artículos 1 y 2 del Decreto de Urgencia 001-2015, modificados por el artículo 6 de la Ley 30334, Ley que establece medidas para dinamizar la economía en el año 2015, tendrá vigencia hasta el 31 de diciembre de 2015.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CUADRAGÉSIMA TERCERA. Autorízase al Ministerio de Economía y Finanzas, excepcionalmente, a revisar en el Año Fiscal 2016, la metodología para el cálculo de las cuentas estructurales, contando con la opinión técnica del Consejo Fiscal.

La metodología se aprueba mediante Resolución Ministerial del Ministerio de Economía y Finanzas y es publicada en el diario oficial El Peruano y en el portal institucional de dicho ministerio hasta el 31 de enero de 2016.

CUADRAGÉSIMA CUARTA. Dispónese, durante el Año Fiscal 2016, que el Programa Nacional "Tambos", a cargo del Ministerio de Vivienda, Construcción y Saneamiento, en los niveles de emergencia del Sistema Nacional de Gestión del Riesgo de Desastre (SINAGERD), constituye la plataforma de apoyo para la población pobre y extremadamente pobre asentada en la zona rural y rural dispersa, mediante la cual se efectuará la atención y la distribución de los bienes y servicios, por las entidades que no cuenten con alguna plataforma de intervención o de servicios. Asimismo, el Programa Nacional "Tambos" podrá desarrollar en el ámbito de influencia del Tambo, en coordinación con el Gobierno Regional y Gobierno Local, según corresponda, acciones de respuesta en el marco del SINAGERD, con los bienes, servicios y equipamiento con los que cuentan los Tambos, adquiridos con cargo al presupuesto institucional del Ministerio de Vivienda, Construcción y Saneamiento. Para la ejecución de las acciones de respuesta antes referidas, el mencionado programa únicamente requerirá de la Evaluación de Daños y Análisis de Necesidades (EDAN) expedida por el Gobierno Local; y, para los demás procesos previstos por el SINAGERD, sólo requerirá contar con la lista de beneficiarios proporcionados por las oficinas de defensa civil o las dependencias que hagan sus veces en el Gobierno Local.

Lo dispuesto en la presente disposición se financia con cargo al presupuesto institucional del pliego Ministerio de Vivienda, Construcción y Saneamiento, sin demandar recursos adicionales al Tesoro Público.

CUADRAGÉSIMA QUINTA. Autorízase al Ministerio de Energía y Minas, a efectuar transferencias financieras con cargo a los recursos de su presupuesto institucional para el Año Fiscal 2015 y para el Año Fiscal 2016, correspondiente a la Unidad Ejecutora 005 Dirección General de Electrificación Rural (DGER), a favor de las empresas concesionarias de distribución eléctrica vinculadas al ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado – FONAFE y a la Empresa de Administración de Infraestructura Eléctrica S.A. – ADINELSA, en el marco de lo establecido en el artículo 9 de la Ley General de Electrificación Rural, Ley 28749, y su reglamento. Para tal fin, se exceptúa a dicho ministerio, durante el Año Fiscal 2015, de lo establecido en el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Las referidas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publica en el diario oficial El Peruano, previa suscripción de convenios, celebrados entre el Ministerio de Energía y Minas y las empresas involucradas, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

Las citadas empresas, que reciben las transferencias financieras en el marco de lo establecido en la presente disposición, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y a las disposiciones contenidas en los convenios y/o adendas correspondientes.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CUADRAGÉSIMA SEXTA. Facúltase al Poder Ejecutivo para que mediante Decreto Supremo, con el voto aprobatorio del Consejo de Ministros, refrendado por el Presidente del Consejo de Ministros, el Ministro de Defensa y el Ministro de Economía y Finanzas, apruebe las incorporaciones presupuestarias de los recursos provenientes de la operación de endeudamiento interno a ser celebrada por el Ministerio de Economía y Finanzas con el Banco de la Nación, destinadas a financiar las adquisiciones del Sector Defensa.

CUADRAGÉSIMA SÉTIMA. Incorpórase al ámbito de focalización del FONIE los distritos en los que se encuentran pueblos indígenas que se ubican en la Amazonía Peruana, comprendidos en la Base de Datos Oficial de Pueblos Indígenas aprobada por el Ministerio de

Cultura el 18 de junio de 2015, con Resolución Ministerial 204-2015-MC, que no se encuentren considerados entre los distritos focalizados por el FONIE en el marco del artículo 23 de la Ley 29951.

CUADRAGÉSIMA OCTAVA. El saldo de balance al cierre del ejercicio presupuestario 2015 que corresponda a la diferencia entre los ingresos anuales del Tribunal Fiscal y los gastos devengados de dicho ejercicio, por la fuente de financiamiento Recursos Directamente Recaudados, se incorporan en el presupuesto del Ministerio de Economía y Finanzas en dicha fuente de financiamiento, en el ejercicio 2016, para financiar los gastos de operación, inversión y equipamiento para la mejora de servicios a cargo del Tribunal Fiscal.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

CUADRAGÉSIMA NOVENA. Facúltase al Ministerio de Cultura a intervenir de acuerdo a sus competencias, en bienes inmuebles de propiedad privada declarados como Patrimonio Cultural de la Nación y/o que tengan la categoría de condición cultural, a fin de preservar su valor histórico, cultural, arqueológico y fortalecer la identidad de nuestro país.

Para tal efecto autorízase al Pliego Ministerio de Cultura, durante el Año Fiscal 2016 a incorporar y utilizar el saldo de balance del Año Fiscal 2015 provenientes del programa Qhapaq Ñan al que se refiere la Ley 28260, Ley que otorga fuerza de ley al Decreto Supremo 031-2011-ED.

El Ministerio de Cultura, mediante la resolución correspondiente, determinará los criterios técnicos para desarrollar dichas intervenciones.

QUINCUAGÉSIMA. Autorízase, durante el Año Fiscal 2016, la aprobación de las siguientes dietas:

a) Para los miembros del Consejo Directivo de la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL).
b) Para los miembros del Consejo Directivo y de los Comités Permanentes de Acreditación y Normalización del Instituto Nacional de la Calidad (INACAL).
c) Para los miembros del Consejo Directivo del Servicio Nacional Forestal y de Fauna Silvestre (SERFOR).
d) Para los miembros del Consejo Directivo del Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS).
e) Para los representantes que designe el Ministerio de Vivienda, Construcción y Saneamiento ante el Directorio de las Entidades Prestadoras de Servicios de Saneamiento municipales constituidas como sociedades anónimas.
f) Para los miembros del Consejo Directivo del Sistema Metropolitano de la Solidaridad (SISOL).

El número máximo de dietas que podrán percibir cada uno de los miembros señalados en los literales precedentes será de cuatro dietas por mes aun cuando asistan a un número mayor de sesiones. Lo establecido en la presente disposición se aprueba conforme a lo establecido en la Cuarta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. La presente disposición se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al Tesoro Público.

Asimismo, autorízase, excepcionalmente, al Ministerio de Vivienda, Construcción y Saneamiento a financiar con cargo a los recursos de su presupuesto institucional, los gastos de pasajes y viáticos, según corresponda, a sus representantes ante el Directorio de las entidades prestadoras de servicio de saneamiento (EPS) municipales, constituidas como sociedades anónimas.

QUINCUAGÉSIMA PRIMERA. Autorízase a las entidades del Gobierno Nacional, durante el Año Fiscal 2016, la realización, de manera excepcional, de transferencias financieras para cubrir los costos realizados por las entidades públicas con las cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en la Ley 27444, Ley del Procedimiento Administrativo General, para los procesos de formación, capacitación y evaluación en materia educativa, y de capacitación en competencias básicas y transversales para el empleo.

Las transferencias financieras autorizadas en el párrafo precedente se aprueban mediante resolución del titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad del Gobierno Nacional que transfiere los recursos. La resolución del titular del pliego se publica en el diario oficial El Peruano.

La entidad del Gobierno Nacional es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales les fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

QUINCUAGÉSIMA SEGUNDA. Autorízase, excepcionalmente, al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2016, a realizar modificaciones presupuestarias en el nivel institucional a favor de la Agencia de Promoción de la Inversión Privada (PROINVERSIÓN), hasta por el monto de S/. 31 931 698,00 (TREINTA Y UN MILLONES NOVECIENTOS TREINTA Y UN MIL SEISCIENTOS NOVENTA Y OCHO Y 00/100 NUEVOS SOLES) para financiar el cumplimiento de los estudios de pre inversión a nivel de perfil y de factibilidad, así como otros gastos durante el proceso de promoción de la inversión para la Línea 3 de la Red Básica del Metro de Lima.

Las modificaciones presupuestarias en el nivel institucional, autorizadas por la presente disposición, se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último. Para tal fin, exonérese a PROINVERSIÓN de lo establecido en el artículo 73 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

QUINCUAGÉSIMA TERCERA. Establézcase en todas las entidades del Estado, de los tres niveles de gobierno, en el marco de lo dispuesto en la Ley 28716, Ley de Control Interno de las entidades del Estado, la obligación de implementar su Sistema de Control Interno (SCI), en un plazo máximo de treinta y seis (36) meses, contados a partir de la vigencia de la presente Ley. Para la implementación de la presente norma la Contraloría General de la República emitirá las disposiciones conteniendo los plazos por cada fase y nivel de gobierno, y los demás lineamientos que sean necesarios.

Las entidades que a la entrada en vigencia de la presente Ley, cuenten con avances respecto a la implementación de su Sistema de Control Interno, deberán elaborar un informe presentando los avances en el proceso al Órgano de Control Institucional o a la Contraloría General de la República en caso de no contar con un Órgano de Control Institucional.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de las entidades públicas, Gobiernos Regionales y Gobiernos Locales respectivos, sin demandar recursos adicionales al Tesoro Público.

QUINCUAGÉSIMA CUARTA. Autorízase, a partir de la vigencia de la presente Ley, al Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC) y al Fondo Nacional de Desarrollo Científico, Tecnológico y de Innovación Tecnológica (FONDECYT), al Programa Nacional de Innovación para la Competitividad y Productividad del Ministerio de la Producción y al Instituto Tecnológico de la Producción-ITP, para que en el marco de sus competencias, puedan pagar gastos relacionados a pasajes, alimentación y hospedaje a profesionales científicos y técnicos calificados externos a la institución, domiciliados y no domiciliados en el país, dentro y fuera del territorio nacional, con el fin de brindar apoyo técnico en la implementación de políticas nacionales y sectoriales, actividades de promoción de

ciencia, tecnología e innovación (CTI), contribuir como evaluadores y/o actuar como jurados en procesos de selección y evaluación relacionados con ciencia, tecnología e innovación.

La presente disposición se financia con cargo al FONDECYT y al presupuesto institucional del pliego CONCYTEC, al Fondo de Investigación y Desarrollo para la Competitividad, Fondo Marco para la Innovación, Ciencia y Tecnología, Fondo Mipyme, Contrato de Préstamo 2693 "Proyecto de Innovación para la Competitividad" y a los presupuestos institucionales del Ministerio de la Producción y del Instituto Tecnológico de la Producción, según corresponda.

QUINCUAGÉSIMA QUINTA. Dispónese que los recursos del Fondo para las Fuerzas Armadas y la Policía Nacional, creado mediante Ley 28455, también podrán ser destinados a financiar la participación de las Fuerzas Armadas y la Policía Nacional en actividades y proyectos de inversión pública para la respuesta, rehabilitación y reconstrucción ante la ocurrencia del Fenómeno El Niño.

QUINCUAGÉSIMA SEXTA. Facúltese al Poder Ejecutivo para que mediante Decreto Supremo, con el voto aprobatorio del Consejo de Ministros, y refrendado por el Presidente del Consejo de Ministros, el Ministro de Economía y Finanzas, y el Ministro de Transportes y Comunicaciones, se aprueben las incorporaciones presupuestarias en el presupuesto institucional del pliego Ministerio de Transportes y Comunicaciones, para el Año Fiscal 2016, de los recursos siguientes:

a) Los recursos provenientes de las operaciones de endeudamiento externo, que se celebren hasta el 31 de diciembre de 2015 y las previstas a concertar durante el Año Fiscal 2016, por la República del Perú con el organismo financiero internacional o multilateral correspondiente, para el financiamiento del Proyecto Construcción de la Línea 2 y Ramal Av. Faucett - Av. Gambetta de la Red Básica del Metro de Lima y Callao y del Proyecto Mejoramiento de la Carretera Huánuco - Conococha, Sector: Huánuco - La Unión - Huallanca, Ruta Pe - 3n, así como para el financiamiento del Programa de Apoyo al Transporte Subnacional - PATS.
b) Los recursos provenientes de los saldos no utilizados de las operaciones de endeudamiento interno a través de bonos emitidos hasta el 31 de diciembre de 2015, para el financiamiento del Proyecto Construcción de la Línea 2 y Ramal Av. Faucett - Av. Gambetta de la Red Básica del Metro de Lima y Callao.

QUINCUAGÉSIMA SÉTIMA. Dispónese, a partir de la vigencia de la presente Ley, que son beneficiarios del Programa Piloto de Crédito-Beca, al que se refiere la Octogésima Octava Disposición Complementaria Final de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013, los profesionales que cuenten con título o grado académico, conforme a la normatividad vigente, presten servicios en entidades del Estado al menos dos (2) años consecutivos o cuatro (4) años acumulados, que serán contabilizados independientemente del número de entidades públicas en las que hubiera prestado servicio; y cumplan las condiciones previstas en la norma de creación del Programa Piloto.

QUINCUAGÉSIMA OCTAVA. Dispónese que las entidades públicas que resulten beneficiarias del Fondo Nacional de Desarrollo Científico, Tecnológico y de Innovación Tecnológica (FONDECYT), como resultado de un concurso de proyectos de investigación efectuado por el CONCYTEC, quedan autorizadas a otorgar un incentivo económico a los investigadores que participan en el desarrollo de proyectos de investigación.

Asimismo, aquellas entidades públicas que resulten beneficiarias de los concursos convocados por el Programa Nacional de Innovación para la Competitividad y Productividad, quedan autorizadas a otorgar un incentivo económico a los investigadores que participan en un proyecto de investigación, innovación u otro similar.

Dicho incentivo, no tiene carácter remunerativo ni pensionable, no forma parte de la base de cálculo para la asignación o compensación por tiempo de servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas, ni está afecto a cargas sociales. La ejecución de dicho gasto se efectúa en la Partida de Gasto 2.1.1.1.2. 99 Otras retribuciones y complementos, y 2.3.2.8 1: Contrato Administrativo de Servicios, según corresponda.

QUINCUAGÉSIMA NOVENA. Dispónese que los recursos derivados de la realización de la Vigésima Conferencia de las partes de la Convención Marco de las Naciones Unidas sobre el Cambio Climático (COP20), y la Décima Reunión de las Partes del Protocolo de Kioto (CMP10), sus actividades y eventos conexos, en el marco del convenio de administración de recursos celebrado por el Ministerio del Ambiente al amparo de la Décima Sétima Disposición Complementaria Final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014; se incorporan en el presupuesto institucional de dicha entidad, en la fuente de financiamiento Donaciones y Transferencias, para el fortalecimiento y la continuidad de la gestión ambiental y de la conservación del ambiente.

SEXAGÉSIMA. Dispónese que, a partir de la vigencia de la presente Ley y en los años fiscales siguientes, los pliegos presupuestarios, presentarán a la Contraloría General de la República, dentro de los plazos establecidos, sus estados presupuestarios y estados financieros auditados cuando su presupuesto aprobado sea igual o superior a las 13 000 UIT o cuando sus activos totales sean iguales o superiores a las 16 000 UIT, bajo responsabilidad de sus Titulares.

SEXAGÉSIMA PRIMERA. Autorízase al Ministerio de Agricultura y Riego, durante el Año Fiscal 2016, a efectuar las modificaciones presupuestarias en el nivel funcional programático, hasta por el monto de S/. 40 000 000,00 (CUARENTA MILLONES Y 00/100 NUEVOS SOLES), para financiar acciones para la implementación de reconversión productiva establecidas en la Ley 29736, Ley de reconversión productiva agropecuaria, la sustitución de cultivos de coca y el fortalecimiento de cultivos lícitos, con énfasis en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) y Alto Huallaga, quedando exceptuado, sólo para este fin, de lo establecido en el literal c) del numeral 41.1 del artículo 41 y del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

SEXAGÉSIMA SEGUNDA. Créase el Fondo para el financiamiento de proyectos de inversión pública para los Gobiernos Locales y el Fondo para el financiamiento de proyectos de inversión pública para Gobiernos Regionales, los mismos que se encuentran a cargo del Ministerio de Economía y Finanzas, con la finalidad de financiar la ejecución de proyectos de inversión pública a cargo de los Gobiernos Locales o de los Gobiernos Regionales, respectivamente.

Con este objeto, la Dirección General de Endeudamiento y Tesoro Público queda autorizada para depositar hasta S/. 600 000 000,00 (SEISCIENTOS MILLONES Y 00/100 NUEVOS SOLES) para el Fondo para el financiamiento de proyectos de inversión pública para los Gobiernos Locales, y de hasta S/. 300 000 000,00 (TRESCIENTOS MILLONES Y 00/100 NUEVOS SOLES) para el Fondo para el financiamiento de proyectos de inversión pública para Gobiernos Regionales, en una cuenta del Tesoro Público, con cargo a los recursos que se obtengan de la colocación de Bonos Soberanos.

Los recursos de los Fondos creados mediante la presente disposición se incorporan o transfieren, según corresponda, a favor de las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, según se determine, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente, y para el caso de los Gobiernos Regionales y Gobiernos Locales, dicha norma tendrá el refrendo del Presidente del Consejo de Ministros y del Ministro de Economía y Finanzas.

Los recursos de dichos Fondos se incorporan en los presupuestos institucionales de las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, según corresponda, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito.

El Ministerio de Economía y Finanzas, aprueba, mediante Decreto Supremo, de ser necesario, las disposiciones complementarias para la mejor aplicación de la presente disposición.

SEXAGÉSIMA TERCERA. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2016, a realizar modificaciones presupuestarias en el nivel institucional, con cargo a su presupuesto institucional, a favor del Ministerio de Defensa – Ejército del Perú y Fuerza Aérea Peruana, y a favor del Ministerio del Interior – Policía Nacional del Perú, para realizar estudios de preinversión y ejecutar obras de infraestructura, realizar el mantenimiento, mejora o rehabilitación y equipamiento, según corresponda, de los Aeródromos de Las Palmas en Lima y Teniente Bergerie en Iquitos, con la finalidad de asegurar la operatividad de dichos Aeródromos. Para tal fin, se exceptúa al Ministerio de Transportes y Comunicaciones de lo dispuesto en el literal c) del numeral 41.1 del artículo 41, el artículo 76 y el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Las modificaciones presupuestarias en el nivel institucional autorizadas en el párrafo precedente, se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, el Ministro de Defensa, el Ministro del Interior y el Ministro de Transportes y Comunicaciones, a propuesta de este último, previa suscripción del convenio respectivo.

Para tal efecto, el Ministerio de Transportes y Comunicaciones suscribe, con el Ministerio de Defensa y el Ministerio del Interior, los convenios de cooperación interinstitucional necesarios para establecer los alcances de la colaboración entre dichas instituciones.

SEXAGÉSIMA CUARTA. A partir de la vigencia de la presente ley, establézcase que la Oficina de Normalización Previsional (ONP) se encargará de la administración y pago de las pensiones al amparo del Decreto Ley 20530 y sus normas complementarias y modificatorias, correspondientes a los pensionistas de la empresa Petróleos del Perú S.A. (PETROPERU), así como de las contingencias que se deriven de dicha administración y pago. Para el pago de las pensiones, la ONP tomará como referencia el monto de las pensiones abonadas al último mes, previo a la entrada en vigencia de la presente Ley.

Para dicho efecto, la ONP debe programar en su presupuesto institucional de los años correspondientes, los recursos necesarios para la atención de la presente disposición.

Asimismo, dispóngase que Petroperú transfiera a la ONP toda la información, expedientes judiciales y acervo documentario relativo a los mencionados pensionistas, así como cualquier documentación necesaria para administrar el pago de las referidas pensiones, para lo cual, previamente, la ONP establecerá las disposiciones necesarias que permitan materializar dicha transferencia.

Mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas se emitirán las normas complementarias que resulten necesarias para la mejor aplicación de la presente disposición.

SEXAGÉSIMA QUINTA. Autorízase, por excepción, al Ministerio de Transportes y Comunicaciones a celebrar durante el año 2016 un acuerdo de asistencia técnica con la Organización de Aviación Civil Internacional (OACI), para que apoye a la Dirección General de Aeronáutica Civil de dicho ministerio a que cumpla adecuadamente sus actividades.

El acuerdo será suscrito por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la Oficina de Planeamiento y Presupuesto o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe técnico que demuestre las ventajas y beneficios del acuerdo.

El Ministerio de Transportes y Comunicaciones, bajo responsabilidad de su titular, debe proveer información a la Contraloría General de la República y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitada por éstos.

Para tal efecto, el Ministerio de Transportes y Comunicaciones queda autorizado a transferir financieramente, a favor del organismo internacional, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución del acuerdo de asistencia técnica celebrado en el marco de lo establecido en la presente disposición. Dicha transferencia se aprueba mediante resolución del titular del pliego del Ministerio de Transportes y Comunicaciones, la misma que se publica en el diario oficial El Peruano.

SEXAGÉSIMA SEXTA. Para garantizar la sostenibilidad de la supervisión de los servicios públicos de transporte ferroviario de pasajeros en las vías concesionadas del Proyecto Especial Sistema Eléctrico de Transporte Masivo de Lima y Callao, los costos y gastos de las actividades de supervisión de los servicios públicos serán financiados con un porcentaje adicional de hasta el uno por ciento (1%) de los ingresos percibidos por la entidad prestadora del servicio público, el mismo que será determinado en sus respectivos contratos de concesión. Este porcentaje adicional se aplica sin perjuicio de lo establecido en el artículo 14 de la Ley 26917.

En el caso del Contrato de Concesión de la Línea 1 del Sistema Eléctrico de Transporte Masivo de Lima y Callao, el pago del porcentaje adicional señalado en el párrafo precedente, será asumido directamente por el Concedente, siendo necesaria su incorporación como una obligación a su cargo en el Contrato de Concesión. Para tal efecto exceptúase al Ministerio de Transportes y Comunicaciones, de las limitaciones establecidas en el literal c) del numeral 41.1 del artículo 41 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

SEXAGÉSIMA SÉTIMA. Autorízase, durante el Año Fiscal 2016, al Ministerio de Transportes y Comunicaciones a realizar modificaciones presupuestarias en el nivel institucional a favor del Organismo Supervisor de la Inversión en Infraestructura de Transporte de Uso Público (OSITRAN), por la fuente de financiamiento Recursos Ordinarios con cargo a su Presupuesto Institucional, hasta por un monto de S/. 5 232 465,00 (CINCO MILLONES DOSCIENTOS TREINTA Y DOS MIL CUATROCIENTOS SESENTA Y CINCO Y 00/100 NUEVOS SOLES), a fin de garantizar la sostenibilidad de la supervisión de las obras de la segunda etapa de Construcción del Tramo Ancón - Huacho - Pativilca, de la Carretera Panamericana Norte. Dicha modificación presupuestaria en el nivel institucional se aprueba mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, el pliego Organismo Supervisor de la Inversión en Infraestructura de Transporte de Uso Público (OSITRAN), queda exonerado de lo establecido en el artículo 73 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

SEXAGÉSIMA OCTAVA. Autorízase al Ministerio de Desarrollo e Inclusión Social, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, para realizar modificaciones presupuestarias en el nivel institucional, a favor del Instituto Nacional de Estadística e Informática (INEI), hasta por el monto de S/. 8 000 000,00 (OCHO MILLONES Y 00/100 NUEVOS SOLES), previo cumplimiento de las acciones que debe efectuar el INEI para generar datos y cartografía orientados a mejorar los procedimientos del sistema de focalización y el seguimiento de la política social, las que se establecen mediante Decreto Supremo refrendado por el Ministro de Desarrollo e Inclusión Social. Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Desarrollo e Inclusión Social, a propuesta de este último, y se realizan hasta el primer trimestre del Año Fiscal 2016.

Para ello, el Ministerio de Desarrollo e Inclusión Social, sobre la información remitida por el INEI, debe enviar un informe al Ministerio de Economía y Finanzas en el que se validen las acciones realizadas por el INEI en el marco de lo establecido en la presente disposición y el monto correspondiente a ser transferido.

Mediante Decreto Supremo refrendado por el Ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que debe realizar el INEI en el marco de la presente disposición.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

SEXAGÉSIMA NOVENA. Amplíase la finalidad del Fondo de Estímulo al Desempeño y Logro de Resultados Sociales (FED), el cual se encuentra a cargo del Ministerio de Desarrollo e Inclusión Social, a impulsar el logro de los resultados en los cinco ejes establecidos en la Estrategia Nacional de Desarrollo e Inclusión Social (ENDIS). Asimismo, los recursos del FED son incorporados en los pliegos del Gobierno Nacional y los Gobiernos Regionales, que ejecutan intervenciones de los programas presupuestales vinculados a los cinco ejes de la Estrategia Nacional de Desarrollo e Inclusión Social, utilizando el mecanismo establecido en la Octogésima Cuarta Disposición Complementaria Final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014.

SEPTUAGÉSIMA. Dispónese, que en el Presupuesto del Sector Público para el Año Fiscal 2016, en la Reserva de Contingencia, se ha incluido la suma de S/. 3 000 000 000,00 (TRES MIL MILLONES Y 00/100 NUEVOS SOLES) para el financiamiento de actividades y proyectos de inversión pública, para la respuesta, rehabilitación y reconstrucción ante la ocurrencia del Fenómeno El Niño. Los recursos a los que se refiere la presente disposición no podrán ser destinados a fines distintos para los cuales son transferidos, bajo responsabilidad del Titular de la entidad.

SEPTUAGÉSIMA PRIMERA. La presente Ley entra en vigencia a partir del 1 de enero de 2016, salvo los artículos 11, 23, 24, 27 y 30, Tercera, Cuarta, Quinta, Décima, Vigésima Tercera, Trigésima Quinta, Trigésima Sexta, Trigésima Sétima, el segundo párrafo de la Trigésima Octava, Cuadragésima Segunda, Cuadragésima Quinta, Cuadragésima Octava y Sexagésima Octava Disposiciones Complementarias Finales, y la Primera y Segunda Disposiciones Complementarias Transitorias, que rigen a partir del día siguiente de su publicación en el diario oficial El Peruano.

Asimismo, prorrógase la vigencia, hasta el 31 de diciembre de 2016, de la Centésima Vigésima Cuarta Disposición Complementaria Final de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013; de los literales a), c), d) y g) de la Trigésima Tercera Disposición Complementaria Final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014; de la Décima Quinta, de los literales a), b), e), f) y g) de la Vigésima Segunda, de la Vigésima Sexta, de la Trigésima Cuarta la misma que incluye infraestructura de huaros, de la Cuadragésima, de la Cuadragésima Quinta, de la Sexagésima Octava Disposiciones Complementarias Finales de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015; de la Única Disposición Complementaria Final del Decreto de Urgencia 009-2012; de las disposiciones contenidas en los artículos 1 y 2 del Decreto de Urgencia 003-2012 para el Programa Nacional contra la Violencia Familiar y Sexual; del artículo 6 del Decreto Legislativo 1176, Decreto Legislativo para promover, fomentar y agilizar la inversión pública; del proceso de transferencia dispuesto en la Novena Disposición Complementaria Final de la Ley 29565, Ley de creación del Ministerio de Cultura.

SEPTUAGÉSIMA SEGUNDA. Para garantizar, en el año 2016, la continuidad de las intervenciones en las zonas declaradas en estado de emergencia ante el periodo de lluvias 2015-2016 y la ocurrencia del Fenómeno de El Niño, a cargo de los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, autorízase, excepcionalmente, a dichos pliegos a incorporar en sus presupuestos institucionales del Año Fiscal 2016, los créditos presupuestarios transferidos en el marco del artículo 2 del Decreto de Urgencia 004-2015, en la fuente de financiamiento Recursos Ordinarios, y comprometidos al 31 de diciembre de 2015, exclusivamente para la ejecución de proyectos de inversión o equipamiento, o, para el financiamiento de las acciones a las que se refiere la Segunda Disposición Complementaria Final de la Ley 30282, Ley de Equilibrio Financiero del Presupuesto del Sector Público para el Año Fiscal 2015, vinculados sólo a la ejecución de proyectos de inversión o a equipamiento. Para ello, exceptúase de lo dispuesto en el literal a) del numeral 12.1 del artículo 12 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no podrán ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 15 de enero de 2016, mediante resolución del titular del pliego del Gobierno Nacional, Gobiernos Regionales o Gobiernos Locales, según corresponda, y se incorporan en la fuente de financiamiento Recursos Ordinarios. Copia de dicha resolución deberá ser remitida a la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas en un plazo máximo de cinco (05) días calendario posteriores a la fecha de su aprobación. La incorporación de los recursos que se efectúa en el marco de la presente disposición, no podrá tener, bajo responsabilidad, fines y destino distintos a los del compromiso al 31 de diciembre de 2015 a que se refiere el primer párrafo de la presente disposición, y se encuentran bajo los alcances de lo establecido por los numerales 12.1 y 12.3 del artículo 12, y del artículo 13 del Decreto de Urgencia 004-2015, para cuyo efecto, se prorroga la vigencia de los mencionados numerales y artículos hasta el 31 de diciembre de 2016.

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2016 por parte del respectivo pliego, para el mismo proyecto de inversión o equipamiento, según corresponda.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

SEPTUAGÉSIMA TERCERA. Continuación de proceso de atención de pago de sentencias judiciales con calidad de cosa juzgada.

1. Dispónese la reactivación de la Comisión Evaluadora de las deudas del Estado generadas por sentencias judiciales emitidas, creada mediante la Sexagésima Novena Disposición Complementaria Final de la Ley 29812, y conformada por Resolución Suprema 100-2012-PCM, a fin de que apruebe un listado complementario de las deudas del Estado generadas por sentencias judiciales en calidad de cosa juzgada y en ejecución, cuyos montos no superen los S/. 50 000,00 (CINCUENTA MIL Y 00/100 NUEVOS SOLES), en un plazo de 60 días calendario contados a partir de la vigencia del reglamento de la presente disposición, a fin de continuar con el proceso de atención de pago de sentencias judiciales en calidad de cosa juzgada y en ejecución, iniciado por la Ley 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.
2. El listado a ser elaborado por la Comisión Evaluadora a que se refiere el numeral precedente, contiene sentencias judiciales en calidad de cosa juzgada y en ejecución, de pliegos del Gobierno Nacional y de los Gobiernos Regionales, que se financian con recursos ordinarios. Dicho listado se elaborará sobre la base de la información presentada por los "Comités para la elaboración y aprobación del listado priorizado de obligaciones derivadas de sentencias con calidad de cosa juzgada", al 31 de marzo de 2015, a que se refiere el artículo 4 del Reglamento de la Ley 30137, aprobado por Decreto Supremo 001-2014-JUS.

   Para tal efecto, los titulares de las entidades del Gobierno Nacional y de los Gobiernos Regionales deberán remitir al Ministerio de

Justicia y Derechos Humanos, la información de los comités referida en el párrafo precedente, conforme a los procedimientos y plazos que serán establecidos en el reglamento de la presente disposición.

3. La implementación de la presente disposición se financia con cargo al saldo de los recursos previstos en la cuenta del Tesoro Público a que se refiere el tercer párrafo de la Primera Disposición Complementaria Transitoria de la Ley 30137, el cual asciende a la suma de S/. 125 465 435,00 (CIENTO VEINTICINCO MILLONES CUATROCIENTOS SESENTA Y CINCO MIL CUATROCIENTOS TREINTA Y CINCO Y 00/100 NUEVOS SOLES).
Dichos recursos se incorporan en los pliegos del Gobierno Nacional y los Gobiernos Regionales, en la fuente de financiamiento Recursos Ordinarios, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y por el Ministro de Justicia y Derechos Humanos, a propuesta de este último y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.
4. Los pliegos a los que se asigne presupuesto en virtud del decreto supremo a que se refiere el numeral 3 de la presente disposición, tienen la obligación de verificar los montos que, a la fecha de la transferencia, mantienen por concepto de sentencias judiciales en calidad de cosa juzgada y en ejecución, para evitar duplicidad de pagos. Asimismo, deben reportar los pagos realizados de acuerdo al artículo 3 de Ley 30137.
5. Mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Justicia y Derechos Humanos, se aprueban las normas reglamentarias para la mejor aplicación de la presente disposición, dentro de los treinta (30) días siguientes a su entrada en vigencia.

SEPTUAGÉSIMA CUARTA. Dispóngase que, a partir de la vigencia de la presente Ley, no será de aplicación a aquellos hogares ubicados en la provincia de La Convención, departamento de Cusco, lo establecido en el artículo 26 de la Ley 29951 y sus normas complementarias, para continuar accediendo a la compensación social y promoción para el acceso al GLP, en el marco de lo establecido en la Ley 29852 y su reglamento aprobado por Decreto Supremo 021-2012-EM.

SEPTUAGÉSIMA QUINTA. A partir del día siguiente de la publicación de la presente ley, establécese que la Oficina de Normalización Previsional (ONP) se encargará de la administración y pago de las pensiones y rentas vitalicias de los ex trabajadores de la Empresa Minera del Centro del Perú S.A. en Liquidación - Centromin Perú S.A., sujetos a la Ley 1378, Ley 4916, Ley 10624 y al Decreto Ley 17262; así como de la administración y pago de las obligaciones de los ex trabajadores Centromin Perú S.A. sujetos al Decreto Ley 18846.

Para el pago de las citadas pensiones, rentas vitalicias, y obligaciones sujetas al Decreto Ley 18846, la ONP tomará en cuenta los montos abonados en la última planilla de pagos mensual de la Empresa Minera del Centro del Perú S.A. en Liquidación - Centromin Perú S.A. Para dicho efecto, la ONP debe programar en su presupuesto institucional de los años correspondientes, los recursos necesarios para la atención de la presente disposición.

Asimismo, dispónese que la Empresa Minera del Centro del Perú S.A. en Liquidación - Centromin Perú S.A. transfiera a la ONP toda la información, expedientes judiciales y acervo documentario relativo a los mencionados beneficiarios, así como cualquier otra documentación necesaria para administrar el pago a los referidos beneficiarios.

Mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas se emitirán las normas complementarias que resulten necesarias para la mejor aplicación de la presente disposición.

Las contingencias u obligaciones pensionarias no referidas con el presente encargo de administración y pago a la ONP, se mantienen a cargo de la Empresa Minera del Centro del Perú S.A. en Liquidación - Centromin Perú S.A. y, de ser el caso, con cargo a los recursos del FONAFE.

SEPTUAGÉSIMA SEXTA. Dispónese que, la creación de las siguientes unidades ejecutoras, durante el Año Fiscal 2016, se sujeta al presupuesto institucional de las entidades respectivas en las que se creen, sin demandar recursos adicionales al Tesoro Público, y para tal efecto, los pliegos presupuestarios que propongan su creación quedan exceptuados sólo del requisito del monto del presupuesto anual por toda fuente de financiamiento establecido en el artículo 58 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto:

- Unidad Ejecutora de los Institutos Superiores Tecnológicos José Abelardo Quiñónez Gonzales de Tumbes; 24 de Julio de Zarumilla; Contraalmirante Manuel Villar Olivera de Contralmirante Villar-Zorritos y del Instituto Superior Pedagógico José Antonio Encinas de Tumbes en el pliego Gobierno Regional del Departamento de Tumbes.
- Unidad Ejecutora Salud San Ignacio, en el pliego Gobierno Regional de Cajamarca.
- Unidad Ejecutora Frente Policial Puno, en el pliego Ministerio del Interior.
- Unidad Ejecutora Regional Policial Piura, en el pliego Ministerio del Interior.
- Unidad Ejecutora Complejos Arqueológicos de Pómac-Batán Grande y Cuenca de La Leche, que comprende los complejos arqueológicos del Santuario Histórico Bosque de Pómac-Batán Grande y los comprendidos en la Cuenca Hidrográfica del río de La Leche, en el pliego Ministerio de Cultura.
- Unidad Ejecutora del Centro Arqueológico de Kotosh, en el pliego Ministerio de Cultura.
- Unidad Ejecutora de Carpish, en el pliego Servicio Nacional de Áreas Naturales Protegidas – SERNANP.
- Unidad Ejecutora Policial Piura-Tumbes, en el pliego Ministerio del Interior.
- Unidad Ejecutora UGEL 308 Educación Moyobamba y Unidad Ejecutora UGEL 309 Educación Picota, en el pliego Gobierno Regional de San Martín.

SEPTUAGÉSIMA SÉTIMA. Autorízase el otorgamiento de una bonificación especial a favor del personal administrativo y jurisdiccional del Poder Judicial y del Ministerio Público, sujetos a los regímenes de los Decretos Legislativos 276 y 728, con excepción de los jueces y fiscales.

La bonificación especial no tiene carácter remunerativo, compensatorio, ni pensionable y no está sujeta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de las bonificaciones que establece el Decreto Supremo 051-91-PCM, para la compensación por tiempo de servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas.

El monto de la bonificación especial se aprueba mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a propuesta del Poder Judicial y del Ministerio Público, respectivamente. Para tal efecto, el Poder Judicial y el Ministerio Público quedan exonerados de lo dispuesto en el artículo 6 de la presente norma.

La bonificación especial se financia con cargo a los presupuestos institucionales de los pliegos Poder Judicial y Ministerio Público, conforme al artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

SEPTUAGÉSIMA OCTAVA. Autorízase al Ministerio de Vivienda, Construcción y Saneamiento, durante el Año Fiscal 2015, a destinar recursos de su presupuesto institucional, por la fuente de financiamiento Recursos Determinados, provenientes del Fondo para la Inclusión Económica en Zonas Rurales (FONIE), hasta por la suma de S/. 89 579 417,00 (OCHENTA Y NUEVE MILLONES QUINIENTOS SETENTA Y NUEVE MIL

CUATROCIENTOS DIECISIETE Y 00/100 NUEVOS SOLES), para la ejecución de intervenciones a través de Núcleos Ejecutores, con la población pobre y extremadamente pobre de las zonas rural y rural dispersa, para desarrollar el mejoramiento de la vivienda rural, proyectos de saneamiento rural y construcción de infraestructura de Tambos.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

SEPTUAGÉSIMA NOVENA. La implementación del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil, se encuentra sujeta a la emisión de la resolución de inicio del proceso de implementación, la aprobación del Cuadro de Puestos de la Entidad – CPE y la presentación del Plan de Implementación, al que hace referencia la Directiva 002-2015-SERVIR/GDSRH "Normas para la Gestión del Proceso de Administración de Puestos, y Elaboración y Aprobación del Cuadro de Puestos de la Entidad – CPE", en las entidades que correspondan. Para efectos de la aprobación del referido decreto supremo, las entidades quedan exoneradas de lo establecido en los artículos 6 y 9 de la presente Ley y las prohibiciones contenidas en la Ley 28212 y sus modificatorias.

OCTOGÉSIMA. Autorízase, excepcionalmente, al Ministerio del Ambiente, a otorgar subvenciones a favor de personas jurídicas privadas, en el marco de las Convocatorias de Planes Econegocios del Programa de Inversión Pública para el Fortalecimiento de la Gestión Ambiental y Social de los Impactos Indirectos del Corredor Vial Interoceánico Sur - II Etapa (PGAS CVIS 2), a cargo de la Unidad Ejecutora 004: Gestión de los Recursos Naturales del Ministerio del Ambiente.

Dichas subvenciones se aprueban mediante resolución del titular del pliego Ministerio del Ambiente, previa suscripción de convenio y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio del Ambiente es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos otorgados, y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su otorgamiento conforme a la presente disposición. Asimismo, el Ministerio del Ambiente, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas jurídicas privadas, así como para la evaluación por parte de dicho Ministerio de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

La aplicación de lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio del Ambiente, en el marco del Programa de Inversión Pública para el Fortalecimiento de la Gestión Ambiental y Social de los Impactos Indirectos del Corredor Vial Interoceánico Sur - II Etapa (PGAS CVIS 2), sin demandar recursos adicionales al Tesoro Público.

OCTOGÉSIMA PRIMERA. Dispónese que el anexo al que se refiere el artículo 5 de la Ley 30362, acompaña a la exposición de motivos de la Ley Anual de Presupuesto del año fiscal correspondiente y estará referido a los programas presupuestales vinculados a la infancia y adolescencia.

OCTOGÉSIMA SEGUNDA. Autorízase, excepcionalmente, al Ministerio del Interior a realizar transferencias financieras a favor de la Oficina Nacional de Gobierno Interior (ONAGI), con cargo a sus saldos de balance por la fuente de financiamiento Recursos Directamente Recaudados, que dicho Ministerio previamente incorpora en su presupuesto institucional, hasta por un monto de S/. 19 317 000,00 (DIECINUEVE MILLONES TRESCIENTOS DIECISIETE MIL Y 00/100 NUEVOS SOLES), para el financiamiento de la mejora tecnológica de los servicios, apoyo al Plan Multisectorial de Heladas y Friaje, ejecución de proyectos de inversión de Gobernaciones Provinciales y Distritales, y designación de gobernadores.

Las transferencias financieras autorizadas por la presente disposición se aprueban mediante resolución del titular del pliego Ministerio del Interior, previo informe favorable de la oficina de presupuesto o la que haga sus veces en el Ministerio del Interior. La resolución del titular del pliego se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La Oficina Nacional de Gobierno Interior incorpora los recursos a los que se refiere la presente disposición en su presupuesto institucional, en la fuente de financiamiento Donaciones y Transferencias.

OCTOGÉSIMA TERCERA. Incorpórase, excepcionalmente por única vez, en el escalafón de Oficiales de Servicios de la Policía Nacional del Perú, con el grado de "Mayor de Servicios PNP", al personal profesional civil nombrado enfermeras (os) de la PNP, que causaron alta en la institución a mérito de la Resolución Ministerial 1260-95-IN/PNP y que en la actualidad se encuentran en actividad, asimismo este personal se sujetará a lo establecido por el Decreto Legislativo 1133, encontrándose incorporados en el sistema de pensiones que rige el referido Decreto Legislativo.

Autorízase la transferencia de los aportes previsionales, del personal mencionado en el párrafo precedente, generados durante el tiempo de servicios prestados como profesionales civiles en la Policía Nacional del Perú, al Sistema Privado de Pensiones, a la Caja de Pensiones Militar Policial, para el caso de los asegurados que hayan aportado al Sistema Nacional de Pensiones, la Caja de Pensiones Militar Policial asumirá el costo de las aportaciones de este personal.

Para el caso de los afiliados al Sistema Privado de Pensiones, las AFP deberán transferir directamente a la Caja de Pensiones Militar Policial, el saldo de las Cuentas Individuales de Capitalización (CIC), libre de aportes voluntarios sin fin previsional y, de ser el caso, el valor del Bono de Reconocimiento o el Título de Bono de Reconocimiento.

Mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, se dictarán las normas reglamentarias, para establecer los procedimientos para el pago de adeudos por diferencial de aportes y transferencias del saldo de las CIC y del Bono o Título de Bono de Reconocimiento del Sistema Privado de Pensiones a la Caja de Pensiones Militar Policial; a ser transferido a la Caja de Pensiones Militar Policial.

OCTOGÉSIMA CUARTA. Dispónese que el saldo total del Fondo de Inversiones para el Desarrollo de Ancash–FIDA, constituido mediante Decreto Supremo 007-2002-PRES, en el marco de la Novena Disposición Complementaria y Transitoria de la Ley 27573, Ley de Presupuesto del Sector Público para el Año Fiscal 2002, se transfieran a la cuenta del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL), a fin de que sean ejecutados de acuerdo a las finalidades, tipologías y mecanismos de dicho Fondo, en la Región Ancash.

OCTOGÉSIMA QUINTA. Autorízase al Ministerio de Economía y Finanzas a establecer el nuevo monto de la Escala Base del Incentivo Único, mediante decreto supremo refrendado por el Ministerio de Economía y Finanzas, a propuesta de la Dirección General de Gestión de Recursos Públicos en coordinación con la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas, así como dictar las disposiciones complementarias que resulten necesarias.

Para efecto de lo dispuesto en la presente disposición, la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas emite la respectiva resolución directoral por cada unidad ejecutora, tomando en cuenta los nuevos montos de la Escala Base, determinando el monto y la Escala de Incentivo Único resultante de la implementación de la presente disposición y procede al registro de las mismas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público.

La presente disposición queda exonerada de las prohibiciones establecidas en el literal a.5 de la Octava Disposición Transitoria del Texto Único Ordenado de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, aprobado por Decreto Supremo 304-2012-EF y del artículo 6 de la presente Ley.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

OCTOGÉSIMA SEXTA. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2016, a realizar modificaciones presupuestarias en el nivel institucional, con cargo a su presupuesto institucional, a favor del Ministerio de Defensa, para el financiamiento del traslado de las embarcaciones pesqueras artesanales que se encuentren en el área del fondeadero, ubicado en la rada interior del Terminal Portuario del Callao, que carezcan de matrícula, registro o permiso correspondiente, en razón que se encuentran imposibilitadas para navegar, realizar actividades u operar en el medio acuático, y las que se encuentran en estado de abandono, que debe efectuar la Autoridad Marítima Nacional – Dirección General de Capitanías y Guardacostas, conforme a lo establecido en la Segunda Disposición Complementaria Final del Decreto Legislativo 1201, que autoriza el otorgamiento de un Incentivo Especial para el retiro definitivo de embarcaciones del área del fondeadero ubicado en la rada interior del Terminal Portuario del Callao.

Dichas modificaciones presupuestarias en el nivel institucional se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, el Ministro de Defensa, y el Ministro de Transportes y Comunicaciones, a solicitud de este último.

Para efectos de lo establecido en la presente Disposición Complementaria Final, exonérase al Ministerio de Transportes y Comunicaciones de las limitaciones establecidas en el literal c) del numeral 41.1 del artículo 41 y del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

OCTOGÉSIMA SÉTIMA. Autorízase, excepcionalmente, al Programa Nacional de Alimentación Escolar Qali Warma, adscrito al Ministerio de Desarrollo e Inclusión Social, a emitir una constancia de previsión de recursos previo a la aprobación de las bases de los procesos de compra en el Año Fiscal 2015, cuya prestación del servicio se lleve a cabo en el año 2016 y que cuente con el financiamiento previsto en el proyecto de Ley de Presupuesto del Sector Público correspondiente a dicho año fiscal, presentado por el Poder Ejecutivo al Congreso de la República, conforme a lo establecido por el artículo 78 de la Constitución Política del Perú, de acuerdo a lo siguiente:

a) Previo a la aprobación de las bases de los procesos de compras, que será conducida por el Comité de Compras, de acuerdo al Modelo de Cogestión, la Oficina de Presupuesto del Programa Nacional de Alimentación Escolar Qali Warma, otorgará una constancia respecto a la previsión de recursos correspondientes al valor referencial de dicha convocatoria. La citada constancia debe señalar el monto de los recursos programados para tal efecto en el proyecto de Ley de Presupuesto del Sector Público correspondiente al Año Fiscal 2016, las metas previstas y la fuente de financiamiento con cargo a la cual se atenderá su financiamiento.
b) Previo a la firma del contrato por parte del Comité de Compras, se debe contar con la certificación de crédito presupuestario emitida por la oficina de presupuesto de la entidad o la que haga sus veces, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en el Año Fiscal 2016, bajo responsabilidad del titular del referido programa.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

OCTOGÉSIMA OCTAVA. Autorízase durante el Año Fiscal 2016, la asimilación a la Policía Nacional del Perú de personal profesional y técnico en servicios para el fortalecimiento institucional, en materia de salud, gestión administrativa, defensa legal y modernización tecnológica; como oficiales y suboficiales de servicios, según corresponda.

La presente disposición se financia con cargo al presupuesto institucional del Ministerio del Interior.

OCTOGÉSIMA NOVENA. Dispónese que a los funcionarios y servidores públicos sujetos al régimen del Decreto Legislativo 276, Ley de Bases de la Carrera Administrativa y de Remuneraciones del Sector Público que, en virtud de lo dispuesto en el literal c) del artículo 54º de la referida norma, les corresponda el pago de la Compensación por Tiempo de Servicios con ocasión del cese, se les otorgará una entrega económica por única vez equivalente a diez (10) Remuneraciones Mínimas vigentes al momento del cese. La presente disposición queda exonerada de lo dispuesto en el artículo 6 de la presente Ley.

El financiamiento de la medida se efectuará con cargo al presupuesto de cada entidad, de acuerdo a la disponibilidad presupuestal.

Mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a propuesta de la Dirección General de Gestión de Recursos Públicos en coordinación con la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas, se establecerán las disposiciones complementarias que resulten necesarias para la implementación de la presente disposición.

NONAGÉSIMA. Autorízase excepcionalmente hasta el 31 de diciembre de 2016, al Ministerio del Interior a prorrogar la vigencia de los Convenios de Administración de Recursos celebrados con la Organización Internacional para las Migraciones, para garantizar la continuidad de la ejecución de los proyectos "Mejoramiento de los servicios críticos y de consulta externa del Hospital Nacional Luis N. Sáenz" (Código SNIP 305924), "Mejoramiento de los servicios brindados por la Escuela Técnica Superior de Sub Oficiales de la PNP en el distrito de Puente Piedra, provincia de Lima y departamento de Lima" (Código SNIP 256241), "Ampliación y Mejoramiento del servicio de formación policial de la Escuela de Oficiales de la Policía Nacional del Perú (EO PNP) del distrito de Chorrillos, provincia de Lima, Lima" (Código SNIP 256073), "Ampliación y mejoramiento de la Escuela Técnico Superior Mujeres PNP – San Bartolo" (Código SNIP 255985).

NONAGÉSIMA PRIMERA. En el marco del régimen del Servicio Civil aprobado por la Ley 30057, autorízase excepcionalmente y por única vez, a las entidades públicas que se encuentran en la última etapa del proceso de implementación a dicho régimen y, además, que cuenten con un Incentivo Único (CAFAE) por debajo de una (1) UIT, a abonar a sus trabajadores nombrados pertenecientes al régimen laboral correspondiente al Decreto Legislativo 276, la suma de 3 UISP, de las cuales una (1) UISP se entrega una vez que se emita la resolución que incorpora a la entidad respectiva dentro del régimen del servicio civil, y la diferencia una vez que hayan accedido al nuevo régimen del servicio civil. Para tal efecto, déjase en suspenso lo dispuesto en el artículo 6 de la Ley 30281 y de la presente ley.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de las entidades correspondientes.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

NONAGÉSIMA SEGUNDA. Precísase que, de acuerdo a lo establecido en el inciso b) del artículo 5 del Decreto de Urgencia 037-94, la bonificación a la que se refiere el artículo 2 de esa misma norma, no tiene carácter ni naturaleza remunerativa ni pensionable y no se encuentra afecta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de la Compensación por Tiempo de Servicios o para cualquier otro tipo de bonificaciones, asignaciones o entregas. Las oficinas de Recursos Humanos o las que hagan sus veces deben velar por el adecuado cumplimiento de lo señalado en el presente párrafo.

Créase la Comisión Especial encargada de evaluar, cuantificar y proponer recomendaciones para la

devolución de los montos que los pliegos presupuestarios hubieran descontado respecto a la bonificación a que se refiere el artículo 2 del Decreto de Urgencia 037-94, desde su entrada en vigencia, respecto a los regímenes pensionarios de los Decretos Leyes 19990 y 20530. Mediante decreto supremo refrendado por el Ministro de Economía y Finanzas se establecerá la conformación de esta Comisión Especial, sus atribuciones y competencias, así como las normas necesarias para el cumplimiento de su finalidad.

Para efectos del pago del monto que se determine en aplicación de la presente disposición, el que efectúa de manera progresiva, constitúyese un Fondo, para lo cual se autoriza, de manera excepcional, al Poder Ejecutivo, a través del Ministerio de Economía y Finanzas, a realizar modificaciones presupuestarias en el nivel institucional a favor de dicho ministerio, con cargo a los saldos disponibles según proyección al cierre del Año Fiscal 2015 del Presupuesto del Sector Público, hasta por la suma de S/. 50 000 000,00 (CINCUENTA MILLONES Y 00/100 NUEVOS SOLES).

Dichos recursos se incorporan en el presupuesto del Ministerio de Economía y Finanzas en la fuente de financiamiento Recursos Ordinarios. Luego de que se incorporen los referidos recursos, y hasta el 30 de diciembre de 2015, el pliego Ministerio de Economía y Finanzas, mediante resolución de su titular, que se publica en el diario oficial El Peruano, deberán autorizar una transferencia financiera, por el monto total de los recursos que les han sido transferidos en virtud de lo establecido en la presente disposición, a favor del Fondo creado mediante la presente disposición.

Para tal fin, autorízase a la Dirección General de Endeudamiento y Tesoro Público a abrir una cuenta del Tesoro Público, para el depósito de hasta S/. 50 000 000,00 (CINCUENTA MILLONES Y 00/100 NUEVOS SOLES), que constituyen recursos del Fondo al que se refiere la presente disposición, los que a efectos de la presente norma, están exceptuados del literal a) del numeral 12.1 del artículo 12 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no podrán ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería. Dichos recursos se incorporan en los pliegos respectivos, en la fuente de financiamiento Recursos Ordinarios, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas.

Para la aprobación de las modificaciones presupuestarias autorizadas por la presente disposición, las solicitudes remitidas por los pliegos respectivos serán evaluadas y consolidadas por la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas, la cual establece los criterios y procedimientos para la administración de los recursos del Fondo creado en la presente disposición, los que serán establecidos mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a propuesta de la citada Dirección General.

Lo establecido en la presente disposición no afecta las pensiones que, a la fecha de entrada en vigencia de la misma, hubieran sido ya determinadas en los regímenes pensionarios de los Decretos Leyes 19990 y 20530.

En lo que respecta a la devolución de los aportes a la Cuenta Individual de Capitalización y su rentabilidad en el Sistema Privado de Pensiones, se rige por las disposiciones que dicte la Superintendencia de Banca, Seguros y AFP.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

NONAGÉSIMA TERCERA. Declárase de interés público la implementación de Centros de Servicios al Transportista (Truck Centers), como infraestructuras complementarias al transporte terrestre en las carreteras que forman parte de la Red Vial Nacional, debiendo implementarse de manera prioritaria en las zonas de Corcona, La Oroya, Ancón, Huarmey y Pucusana – Chilca. El Ministerio de Transportes y Comunicaciones es el responsable de desarrollar y promover proyectos para la implementación de los Centros de Servicios al Transportista, a través de los mecanismos de promoción de la inversión privada establecidos en la normativa vigente.

Para tal fin, facúltase al Ministerio de Transportes y Comunicaciones para que emita las disposiciones necesarias que permitan cumplir con la presente norma.

Asimismo, modifícase la quinta disposición complementaria final de la Ley 30025, conforme al siguiente texto:

> **"QUINTA:**
> (...)
> (147) Centro de Servicios al Transportista de Corcona, La Oroya, Ancón, Huarmey y Pucusana – Chilca."

NONAGÉSIMA CUARTA. Declárase de interés nacional al 2021, la Universalización de la Política Nacional de Enseñanza, Aprendizaje y Uso del Idioma Inglés – "Inglés, puertas al mundo" aprobada por Decreto Supremo 012-2015-MINEDU. Para tal efecto, el Ministerio de Educación, asume el rol de ente rector para la coordinación y la articulación intersectorial en el desarrollo de la citada política, con la finalidad de que todos los sectores involucrados cumplan sus roles y ejecuten sus intervenciones, con cargo a sus presupuestos institucionales en el Año Fiscal 2016, con miras a la realización de acciones de carácter multianual, las cuales deberán planificarse y reflejarse en los próximos años fiscales, de forma que se garantice así su completa implementación.

Mediante Decreto Supremo refrendado por el Ministro de Educación y los ministros de los sectores correspondientes, se aprueba el Plan de Implementación.

NONAGÉSIMA QUINTA. El docente contratado de los Institutos y Escuelas de Educación Superior, así como los Institutos de Educación Superior (IES) y Escuelas de Educación Superior (EES) públicos, transitoriamente y hasta la aprobación e implementación de la Ley de Institutos y Escuelas de Educación Superior, percibe una remuneración equivalente a la segunda escala de la Ley 29944, Ley de Reforma Magisterial, de acuerdo a su jornada laboral. En el caso de los docentes que laboren menos de la jornada laboral, el pago de su remuneración se realiza en forma proporcional a las horas laboradas.

Para efectos de la implementación de la presente disposición, autorízase al Ministerio de Educación a realizar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales, las cuales se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último. Exonérase al Ministerio de Educación y a los Gobiernos Regionales de lo dispuesto en los artículos 6 y 9, numeral 9.1 de la presente Ley.

NONAGÉSIMA SEXTA. Autorízase a la SUNAT, durante el año 2016, a preparar, organizar y realizar reuniones en el marco de la XXIV Cumbre de Líderes de APEC y eventos conexos a ésta, siempre que estén vinculados a las materias de competencia de la SUNAT, como es el caso de las reuniones del Subcomité de Procedimientos Aduaneros y del ACBD, los mismos que podrá financiar con cargo a su presupuesto institucional.

NONAGÉSIMA SÉTIMA. Declárase de interés nacional y necesidad pública la ejecución y desarrollo de un sistema integrado de semaforización de fibra óptica para Lima Metropolitana con el objetivo de reducir la congestión vehicular, el tiempo de circulación y la contaminación, así como fortalecer la seguridad ciudadana.

NONAGÉSIMA OCTAVA. Declárase de necesidad pública y de preferente interés nacional los siguientes proyectos de inversión y estudios:

a) Mejoramiento y Ampliación del Sistema de Alcantarillado y Construcción de la Planta de Tratamiento de Aguas Residuales, para las localidades de Pechichal, San Jacinto, Plateros, Santa Rosa y La Peña, distrito de San Jacinto –

Tumbes – Tumbes, con código SNIP 209234.

b) Mejoramiento de los Servicios Educativos de la I.E. La Convención de la Ciudad de Quillabamba, Distrito de Santa Ana, La Convención – Cusco, con código SNIP 337151.

c) Mejoramiento y tratamiento de veredas y pavimento de las calles Colina, Tarapacá, Bolognesi, Grau, Gálvez, Manco Cápac, Alfonso Ugarte y Atahualpa, dentro del Centro Histórico de Jauja, provincia de Jauja-Junín, con código SNIP 313441.

d) Creación del Servicio Vial en las Avenidas Víctor Raúl Haya de la Torre, Industrial y Calle San Martín de los Sectores I, IV, V, VI-A, y Pueblo Joven en el C.P. El Milagro, distrito de Huanchaco-Trujillo-La Libertad, con código SNIP 272921.

e) Mejoramiento de la transitabilidad vehicular y peatonal de la Av. Los Laureles, distrito de Florencia de Mora-Trujillo-La Libertad, con código SNIP 340438.

Para la aplicación de la presente disposición los proyectos de inversión pública correspondientes deberán elaborarse y evaluarse en el marco de la normatividad del Sistema Nacional de Inversión Pública (SNIP), debiendo contar con la declaración de viabilidad previamente a su ejecución.

NONAGÉSIMA NOVENA. Exonérase al pliego 028 de lo dispuesto en el artículo 6 de la presente Ley a efectos de implementar, en el año 2016, lo establecido por el Acuerdo 106-2015-2016/MESA-CR de Mesa Directiva del Congreso de la República. Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Congreso de la República. Además de encontrarse exonerado del artículo 9 de la presente Ley y del artículo 2 del Decreto de Urgencia 038-2006.

Asimismo, autorízase a dicho pliego, en el año 2016, la continuidad de proyectos de inversión para lo cual se autoriza al Poder Ejecutivo para incorporar los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios asignados en el Año Fiscal 2015 no devengados al 31 de diciembre de dicho año, a dicho pliego para ejecutar los proyectos de inversión. La incorporación se realiza hasta el 31 de marzo de 2016, mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas. Para ello, exceptúase de lo dispuesto en el artículo 12 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, y sus modificatorias. Para tal efecto, el pliego 028 deberá remitir a la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas su solicitud de incorporación de recursos suscrita por su titular con el informe favorable del Jefe de la Oficina de Presupuesto o el que haga sus veces.

Autorízase al pliego 028 la ejecución de proyectos para sedes legislativas o administrativas, equipamiento, mobiliario y software, exceptuándose de la aplicación del Decreto Legislativo 1017 o la norma que lo sustituya, Ley 28296, Ley 27293, Ley 29090, Ley 27157, Ley 27333 y del artículo 53 del Decreto Supremo 035-2006-VIVIENDA, Decreto Supremo 002-89-JUS, Resolución 097-2013-SUNARP-SN, normas reglamentarias, complementarias, modificatorias y conexas.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CENTÉSIMA. Declárase de interés nacional la compatibilización de los proyectos viales aprobados por las entidades competentes con el trazo del Proyecto Línea 2 y Ramal Av. Faucett – Av. Gambetta de la Red Básica del Metro de Lima y Callao.

Para tal efecto, las áreas de dominio público y/o privado que se encuentren afectadas por la infraestructura del Proyecto Línea 2 y Ramal Av. Faucett – Av. Gambetta de la Red Básica del Metro de Lima y Callao, que a su vez hayan sido afectadas por secciones viales, reservas viales, proyectos viales u otras cargas que restrinjan las autorizaciones y/o uso de las mismas para el proyecto antes citado, deberán ser levantadas y compatibilizadas, bajo responsabilidad, por la entidad titular de dicha afectación y/o carga, a sola solicitud de la Autoridad Autónoma del Sistema Eléctrico de Transporte Masivo de Lima y Callao.

Las entidades deberán levantar dichas afectaciones y/o cargas en un plazo no mayor de 10 días hábiles de solicitada la misma, bajo responsabilidad funcional del titular de la entidad y del funcionario responsable del pronunciamiento.

La presente norma se hará extensiva a la Red Básica del Metro de Lima y Callao.

DISPOSICIONES COMPLEMENTARIAS TRANSITORIAS

PRIMERA. Las entidades públicas que a continuación se detallan aprueban disposiciones de austeridad, disciplina y calidad en el gasto público y de ingresos del personal, que contienen necesariamente medidas en esos rubros. Dicha aprobación se efectúa conforme a lo siguiente:

a) En las empresas y entidades bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), mediante decreto supremo refrendado por el ministro de Economía y Finanzas.

b) En el Banco Central de Reserva del Perú (BCRP) y la Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones (SBS), mediante acuerdo de directorio y resolución de su titular, según corresponda.

c) En la empresa Petróleos del Perú (PETROPERÚ S.A.), mediante acuerdo de directorio. En materia de ingresos del personal y arbitraje laboral, dicha entidad se sujeta a los lineamientos técnicos financieros y limitaciones que establezca el FONAFE.

d) En las empresas de los Gobiernos Regionales y de los Gobiernos Locales, mediante acuerdo de directorio.

e) En los organismos supervisores y reguladores de servicios públicos, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en esta Ley; y, en lo que corresponda, a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la Décima Disposición Complementaria Final de la mencionada Ley.

Las disposiciones que se aprueben conforme a lo señalado en los literales precedentes deben publicarse en el diario oficial El Peruano, en un plazo que no exceda el 31 de diciembre de 2015, y rigen a partir del 1 de enero de 2016. De no efectuarse tal publicación, son de aplicación las normas de austeridad, disciplina y calidad del gasto público y de ingresos del personal contenidas en la presente Ley, según sea el caso.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

SEGUNDA. De producirse una modificación en las estimaciones de ingresos que determinen una variación en los recursos, correspondientes a las fuentes de financiamiento Recursos Determinados y Recursos Directamente Recaudados, autorízase a las entidades públicas de las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, hasta el 15 de enero de 2016, a modificar su presupuesto institucional aprobado por las fuentes de financiamiento antes mencionadas. Para el caso de los recursos por la fuente de financiamiento Recursos Determinados provenientes de los conceptos incluidos en los índices de distribución que aprueba el Ministerio de Economía y Finanzas, a través de la Dirección General de Presupuesto Público, las entidades públicas deben modificar su presupuesto institucional aprobado, por los conceptos antes referidos, conforme a los montos estimados de Recursos Determinados para el Presupuesto Institucional de Apertura correspondiente al Año Fiscal 2016, que son publicados hasta el 20 de diciembre de 2015, mediante resolución directoral de la mencionada Dirección General.

A efectos de la aplicación de la presente disposición, las entidades públicas quedan exoneradas de todas las disposiciones legales que se opongan o limiten su aplicación, debiendo cumplir con lo establecido en los artículos 23 y 54 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

DISPOSICIONES COMPLEMENTARIAS MODIFICATORIAS

PRIMERA. Modifícanse el numeral 80.2 del artículo 80 y el numeral 81.1 del artículo 81 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, con el siguiente texto:

*"**Artículo 80. Modificaciones presupuestarias en el marco de los Programas Presupuestales***

(...)

80.2 Las entidades que cuenten con programas presupuestales pueden realizar modificaciones presupuestarias en el nivel institucional con cargo a los recursos asignados a dichos programas, siempre que el pliego habilitado cuente con productos o proyectos del mismo programa, salvo para las modificaciones presupuestarias en el nivel institucional que se autoricen para la elaboración de encuestas, censos o estudios que se requieran para el diseño, seguimiento y evaluación del desempeño en el marco del presupuesto por resultados. Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, previo informe favorable de la Dirección General de Presupuesto Público, debiéndose emitir el Decreto Supremo respectivo, para aquellos casos en los que se haya fijado un plazo, dentro del plazo correspondiente.

En el caso de proyectos de inversión pública, previa a la aprobación de las modificaciones en el nivel institucional a que se refiere el párrafo precedente, tales proyectos deben contar con viabilidad en el marco del Sistema Nacional de Inversión Pública (SNIP), y con el registro del informe de consistencia del estudio definitivo o expediente detallado, o con el registro de Variaciones en la Fase de Inversión, o con el registro de la Verificación de Viabilidad, en el Banco de Proyectos del Sistema Nacional de Inversión Pública (SNIP), a los que se refiere la Directiva 001-2011-EF/68.01, Directiva General del Sistema Nacional de Inversión Pública, aprobada por la Resolución Directoral 003-2011-EF/68.01 y modificatorias. En el caso de los proyectos de inversión que no cuenten con el estudio definitivo o expediente técnico, la transferencia de recursos se efectúa sólo para financiar esta finalidad y sólo deben contar con viabilidad en el marco del SNIP.

Las modificaciones presupuestarias en el nivel institucional que se efectúen en el marco del presente numeral para el financiamiento de proyectos de inversión, sólo se aprueban, previa suscripción de convenio, hasta el segundo trimestre del año fiscal correspondiente, no estando sujetos a dicho plazo las modificaciones presupuestarias en el nivel institucional que se aprueben para el financiamiento de productos. No podrán aprobarse modificaciones presupuestarias en el nivel institucional con cargo a los recursos de productos de un programa presupuestal con la finalidad de financiar la ejecución de un proyecto de inversión pública en el pliego habilitado, luego de vencido el plazo al que se refiere el presente párrafo.

Cada pliego presupuestario que transfiera recursos en el marco del presente numeral es responsable del monitoreo, seguimiento y verificación del cumplimiento de los fines y metas para los cuales fueron transferidos los recursos, lo que incluye el monitoreo financiero de los recursos, y para el caso de los proyectos de inversión comprende, además, el monitoreo del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución del proyecto de inversión."

*"**Artículo 81. Sobre la evaluación en el marco del Presupuesto por Resultados (PpR)***

81.1 La evaluación independiente en el marco del Presupuesto por Resultados (PpR) consiste en el análisis sistemático y objetivo de un proyecto, programa o política en diseño, curso o concluido, en razón a su diseño, ejecución, eficiencia, eficacia e impacto y resultados en la población, sin perjuicio de las normas y procesos establecidos por el Sistema Nacional de Inversión Pública (SNIP) relativos a los proyectos de inversión. Los resultados de las evaluaciones vinculan a las entidades cuyas acciones han sido objeto de las mismas, las cuales deberán asumir compromisos formales de mejora sobre su desempeño.

Las evaluaciones independientes son:

i) la Evaluación Rápida de Diseño, que busca tener un diagnóstico previo a la implementación de la intervención pública, sobre los criterios mínimos que garanticen su efectividad y transparencia, objetivos, componentes, beneficiarios, indicadores y línea de base;
ii) la Evaluación de Diseño y Ejecución Presupuestal, que analiza el diseño de la intervención en marcha o culminada, así como los aspectos críticos de su implementación y desempeño (eficiencia, eficacia, calidad); y
iii) la Evaluación de Impacto, que evalúa el logro de resultados atribuibles exclusivamente a las intervenciones.

La evaluación incluye los sistemas de información a través de los cuales se levanta, organiza y se provee la información sobre la operación de los programas, en especial la referida a los productos que estos entregan a la población para el logro de sus objetivos".

SEGUNDA. Modifícase el artículo 5, el numeral 8.4 del artículo 8 y el artículo 16 de la Ley 30099, Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal, conforme a los siguientes textos:

*"**Artículo 5. Reglas fiscales***

Las leyes anuales de presupuesto, de endeudamiento y de equilibrio financiero, los créditos suplementarios y la ejecución presupuestal del Sector Público no Financiero, se sujetan a las reglas fiscales previstas en los artículos 6 y 7 de esta Ley, así como a las metas de convergencia al cumplimiento de las reglas fiscales previstas en el artículo 20 de esta Ley."

*"**Artículo 8. Medidas correctivas***

(...)

8.4. Los Gobiernos Regionales y Gobiernos Locales que en el año fiscal anterior: hubieran incumplido alguna de las reglas fiscales previstas en el artículo 7 de esta Ley y que no hubieran cumplido con su respectiva meta de convergencia establecida en el Informe Multianual de Gestión Fiscal a que se refiere el artículo 20 de la presente Ley, siempre y cuando en este último caso se encuentren obligados a hacerlo en el marco de la implementación gradual de la obligación de presentar dicho informe; y los

que no brinden la información requerida por la Dirección General de Política Macroeconómica y Descentralización Fiscal del Ministerio de Economía y Finanzas para la elaboración del informe anual de evaluación del cumplimiento de las reglas fiscales en el plazo dispuesto en la presente Ley, están impedidos de lo siguiente: (...)".

"Artículo 16. Aprobación y publicación del Marco Macroeconómico Multianual

16.1 El Ministerio de Economía y Finanzas debe remitir al Consejo Fiscal, a más tardar el 31 de marzo de cada año, el proyecto de Marco Macroeconómico Multianual, para su opinión dentro de los siguientes quince días calendario.
16.2 El Marco Macroeconómico Multianual es aprobado por el Consejo de Ministros, antes del último día hábil del mes de abril de cada año y es publicado íntegramente, junto con el Informe del Consejo Fiscal a que se refiere el numeral precedente, dentro de los dos días hábiles siguientes a su aprobación, en el diario oficial El Peruano y en el portal institucional del Ministerio de Economía y Finanzas.
16.3 El Consejo de Ministros puede, a solicitud del Ministerio de Economía y Finanzas y con la previa opinión técnica del Consejo Fiscal, modificar el Marco Macroeconómico Multianual, en cuyo caso emite un documento complementario justificando las modificaciones que se efectúen. La modificación del Marco Macroeconómico Multianual es aprobada y publicada siguiendo el procedimiento establecido en los numerales precedentes, cumpliendo con las reglas fiscales previstas en el Subcapítulo I del Capítulo II de esta Ley."

TERCERA. Modifícase la Quinta Disposición Complementaria Final de la Ley 30025, Ley que facilita la adquisición, expropiación y posesión de bienes inmuebles para obras de infraestructura y declara de necesidad pública la adquisición o expropiación de bienes inmuebles afectados para la ejecución de diversas obras de infraestructura, conforme al siguiente texto:

*"**QUINTA.***
(...)
INFRAESTRUCTURA DE MOVILIDAD URBANA Y RURAL
(...)
127) Proyecto Teleférico Independencia - San Juan de Lurigancho – Lima.
(...)
142) Proyecto Nueva Ciudad de Olmos - Lambayeque.
143) Proyecto Nueva Ciudad de Belén - Loreto.
144) Proyecto Teleférico Santa Apolonia - Cajamarca.
145) Proyecto Teleférico San Miguel - Lima.
146) Proyecto Huaros a Nivel Nacional.
(...)".

CUARTA. Modifícase la Septuagésima Primera Disposición Complementaria Final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014, conforme al siguiente texto:

***"SEPTUAGÉSIMA PRIMERA.** Dispóngase que la aprobación de la metodología para determinar la liquidación de gastos incurridos en la supervisión de los servicios públicos de transporte ferroviario de pasajeros en las vías concesionadas que forman parte del Sistema Eléctrico de Transporte Masivo de Lima Callao, siempre que el contrato de concesión prevea su aprobación por el Ministerio de Economía y Finanzas, será realizada por la Dirección General de Política de Promoción de la Inversión Privada de dicho ministerio".*

QUINTA. Modifícase el numeral 32.1 del artículo 32 de la Ley 27314, modificado por el artículo 1 del Decreto Legislativo 1065, conforme al siguiente texto:

"Artículo 32. Construcción de infraestructura

32.1 Los proyectos de infraestructura de residuos sólidos del ámbito municipal deben ser aprobados, según su alcance, de la siguiente manera:

a) Por la Municipalidad Provincial cuando la infraestructura preste el servicio a uno o más distritos de la provincia,
b) Por el Gobierno Regional cuando el servicio sea a dos o más provincias de la región,
c) Por la Dirección General de Salud Ambiental (DIGESA) cuando el servicio corresponda a dos o más regiones.

Para todos los casos se requerirá de la aprobación del respectivo Estudio Ambiental y la opinión técnica favorable del proyecto otorgada por la unidad orgánica especializada de la institución que aprueba el proyecto".

SEXTA. Modifícase el artículo 187 del Texto Único Ordenado de la Ley Orgánica del Poder Judicial, aprobado por Decreto Supremo 017-93-JUS, conforme al siguiente texto:

*"**Artículo 187.** Los Jueces del Poder Judicial, con excepción de los Jueces Supremos de la Corte Suprema, perciben una bonificación equivalente al 25% de su remuneración básica, al cumplir diez años en el cargo sin haber sido promovidos. Esta bonificación no es computable al ascender, requiriéndose nuevamente diez años en el nuevo grado para percibirla.*
Los Jueces Supremos de la Corte Suprema que permanezcan más de cinco años en el ejercicio del cargo, perciben una bonificación adicional, equivalente a tres (03) Unidades de Ingreso del Sector Público - UISP, sin considerar bonificaciones ni asignaciones especiales ni otras entregas dinerarias. Esta bonificación es pensionable sólo después que el Juez Supremo cumpla treinta años de servicios al Estado, diez de los cuales deben corresponder al Poder Judicial."

DISPOSICIÓN COMPLEMENTARIA DEROGATORIA

ÚNICA. Deróganse o déjanse en suspenso, según sea el caso, las disposiciones legales y reglamentarias que se opongan a lo establecido por la presente Ley o limiten su aplicación.

Comuníquese al señor Presidente de la República para su promulgación.

En Lima, a los treinta días del mes de noviembre de dos mil quince.

LUIS IBERICO NÚÑEZ
Presidente del Congreso de la República

NATALIE CONDORI JAHUIRA
Primera Vicepresidenta del Congreso de la República

AL SEÑOR PRESIDENTE DE LA REPÚBLICA

POR TANTO:

Mando se publique y cumpla.

Dado en la Casa de Gobierno, en Lima, a los cinco días del mes de diciembre del año dos mil quince.

OLLANTA HUMALA TASSO
Presidente de la República

PEDRO CATERIANO BELLIDO
Presidente del Consejo de Ministros

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2016

28/11/2015
03:16:36

FPR40S1
PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
AMBIENTAL	5 900 000	
005 M. DEL AMBIENTE	5 900 000	
	5 900 000	COMUNIDADES NATIVAS COMUNIDADES CAMPESINAS
JUSTICIA	2 603 000	
006 M. DE JUSTICIA Y DERECHOS HUMANOS	2 603 000	
	2 603 000	IGLESIA CATOLICA
INTERIOR	1 935 588	
007 M. DEL INTERIOR	1 935 588	
	3 000	ASOCIACION DE CORONELES EN RETIRO (ASCOREFA)
	5 000	ASOCIACION DE OFICIALES GENERAL DE LAS FUERZAS ARMADAS (ADOGEN)
	88 000	ASOCIACION DE OFICIALES GENERAL PNP (ADOGPOL)
	4 000	ASOCIACION VENCEDORES DE CAMPAÑA MILITAR 1941
	110 449	BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 MAYO DE 1866 Y DEFENSORES CALIFICADOS DE LA PATRIA
	7 000	C.E. 1149 JORGE CIEZA LACHO
	7 000	C.E. 7 DE AGOSTO (AREQUIPA)
	13 000	C.E. CAP PNP ALIPIO PONCE VASQUEZ
	11 000	C.E. CARLOS TEODORO PUELL MENDOZA (TUMBES)
	13 000	C.E. FELIX TELLO ROJAS (CHICLAYO)
	11 000	C.E. JUAN LINARES ROJAS
	4 000	C.E. MARIANO SANTOS MATEOS (TACNA)
	9 000	C.E. MARIANO SANTOS MATEOS (TRUJILLO)
	20 000	C.E. PRECURSORES DE LA INDEPENDENCIA
	9 000	C.E. ROBERTO MORALES ROJAS (SULLANA)
	12 000	C.E. SANTA ROSA DE LIMA 2001
	10 000	C.E. SO. 2DA. BASILIO RAMIREZ PEÑA (PIURA)
	11 000	C.E. SO. 2DA. JESUS VERA FERNANDEZ
	20 000	C.E. SO. 2DA. JUAN INGUNZA VALDIVIA
	10 000	C.E. SO. 2DA. MARTIN ESQUICHA BERNEDO
	11 000	C.E. SO. 2DA. NEPTALI VALDERRAMA AMPUERO (AREQUIPA)
	18 000	C.E. SO. 2DA. TEODOSIO FRANCO GARCIA (ICA)
	10 000	C.E. SO. TCO. 3RA. ARTURO PALOMINO RODRIGUEZ (CUSCO)
	9 000	C.E. SO. TCO. 3RA. JOSE RODRIGUEZ TRIGOSO
	13 000	C.E. SO. TCO. 3RA. RAMIRO VILLAVERDE LAZO (HUANCAYO)
	12 000	C.E. TUPAC AMARU
	4 000	C.E. VIRGEN DE FATIMA
	4 000	C.E.I. JUAN BENITES LUNA
	93 449	CENTRO DE ESTUDIOS HISTORICO MILITARES DEL PERU
	1 200 000	COMITE DE DAMAS PNP
	12 000	I.E.I. ALCIDES VIGO HURTADO
	10 000	I.E.I. ALIPIO PONCE VASQUEZ - JAUJA - HUANCAYO
	3 000	I.E.I. ANGELES DE MARIA (HUANCAYO)
	3 000	I.E.I. DIVINO NIÑO DEL MILAGRO (CHICLAYO)
	12 000	I.E.I. FELIX TELLO R. LA MOLINA
	4 000	I.E.I. HORACIO PATIÑO CRUZATTI (CAJAMARCA)
	3 000	I.E.I. HORACIO PATIÑO CRUZATTI - PUCALLPA
	3 000	I.E.I. MARIANO LINARES JARAMILLO (JAEN)
	3 000	I.E.I. SAN MARTIN DE PORRAS (LIMA)
	4 000	I.E.I. SANTA ROSA DE LIMA PNP (CHIMBOTE)
	9 000	I.E.I. SANTA ROSA DE LIMA PNP (JULIACA)
	63 190	INSTITUTO LIBERTADOR RAMON CASTILLA
	2 000	INSTITUTO SAN MARTINIANO
	37 500	OBISPADO CASTRENSE
	3 000	TRIBUNAL SUPERIOR MILITAR POLICIAL DEL NORTE - CHICLAYO
	3 000	ZONAS JUDICIALES DE LA PNP (CUSCO)
	3 000	ZONAS JUDICIALES DE LA PNP (IQUITOS)
	3 000	ZONAS JUDICIALES DE LA PNP (LIMA 1RA SALA)

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2016

28/11/2015
03:16:36

FPR40S1
PAGINA : 2

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
INTERIOR	1 935 588	
007 M. DEL INTERIOR	1 935 588	
	3 000	*ZONAS JUDICIALES DE LA PNP (LIMA 2DA SALA)*
RELACIONES EXTERIORES	27 284	
008 M. DE RELACIONES EXTERIORES	27 284	
	27 284	*SOCIEDAD PERUANA DE DERECHO INTERNACIONAL*
ECONOMIA Y FINANZAS	2 033 626	
009 M. DE ECONOMIA Y FINANZAS	2 033 626	
	1 000 000	*CAJA DE PROTECCION Y ASISTENCIA DE LOS TRABAJADORES LUSTRADORES DE CALZADO DEL PERU*
	1 033 626	*CAJA DE PROTECCION Y ASISTENCIA SOCIAL DE LOS CANILLITAS*
EDUCACION	26 103 542	
010 M. DE EDUCACION	2 457 675	
	100 000	*ACADEMIA NACIONAL DE CIENCIAS*
	255 275	*ACADEMIA PERUANA DE LA LENGUA*
	1 000 000	*ASOCIACIÓN FE Y ALEGRÍA*
	17 400	*CEIP MIXTO GRATUITO "SANTA MARÍA MADRE DE DIOS"*
	30 000	*CENTRO DE REHABILITACIÓN DE CIEGOS DE LIMA - CERCIL*
	90 000	*ESCUELA HOGAR DE NIÑAS "NUESTRA SEÑORA DE LA MISERICORDIA"*
	80 000	*INSTITUTO LIBERTADOR RAMÓN CASTILLA*
	25 000	*OFICINA NACIONAL DE EDUCACIÓN CATÓLICA - ONDEC*
	860 000	*SOCIEDAD GEOGRÁFICA DE LIMA*
342 INSTITUTO PERUANO DEL DEPORTE	23 645 867	
	1 609 045	*COMITE OLIMPICO PERUANO*
	79 466	*FDN ACTIVIDADES SUBACUATICAS*
	5 826	*FDN AERODEPORTIVA*
	277 688	*FDN AJEDREZ*
	2 612 362	*FDN ATLETISMO*
	233 039	*FDN AUTOMOVILISMO*
	1 569 176	*FDN BADMINTON*
	577 440	*FDN BASQUETBALL*
	507 092	*FDN BEISBOL*
	350 723	*FDN BILLAR*
	84 642	*FDN BOCHAS*
	270 441	*FDN BOWLING*
	49 850	*FDN BOXEO*
	285 822	*FDN CANOTAJE*
	494 042	*FDN CICLISMO*
	281 277	*FDN DEPORTES ECUESTRES*
	2 913	*FDN ESCALADA*
	400 593	*FDN ESGRIMA*
	504 795	*FDN ESQUI ACUATICO*
	234 437	*FDN FISICOCULTURISMO*
	564 081	*FDN FUTBOL AMERICANO*
	432 560	*FDN GIMNASIA*
	106 033	*FDN GOLF*
	139 357	*FDN HANDBALL*
	276 666	*FDN HOCKEY*
	2 913	*FDN JIU JITSU*
	730 343	*FDN JUDO*
	634 666	*FDN KARATE*
	116 519	*FDN KICK BOXING*
	193 655	*FDN KUNG FU*
	621 956	*FDN LEVANTAMIENTO DE PESAS*
	50 000	*FDN LEVANTAMIENTO DE POTENCIA*
	633 690	*FDN LUCHA AMATEUR*
	116 985	*FDN MOTOCICLISMO*

28/11/2015
03:16:36

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2016

FPR40S1
PAGINA : 3

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	28 103 542	
342 INSTITUTO PERUANO DEL DEPORTE	23 645 867	
	78 650	*FDN MOTONAUTICA*
	369 599	*FDN MUAY THAI*
	550 394	*FDN NATACION*
	222 348	*FDN PALETA FRONTON*
	663 950	*FDN REMO*
	487 970	*FDN RUGBY*
	128 171	*FDN SAMBO*
	339 211	*FDN SOFTBOL*
	259 255	*FDN SQUASH RACKET*
	355 500	*FDN TABLA*
	602 113	*FDN TAE KWON DO*
	509 724	*FDN TENIS*
	373 724	*FDN TENIS DE MESA*
	718 003	*FDN TIRO*
	265 701	*FDN TIRO CON ARCO*
	190 800	*FDN TRIATHLON*
	505 485	*FDN VELA*
	1 875 186	*FDN VOLEIBOL*
	100 000	*FEDENADIF*
SALUD	10 425 000	
011 M. DE SALUD	10 425 000	
	150 000	*A.O.H. HOGAR CLINICA SAN JUAN DE DIOS DE PIURA*
	250 000	*ACADEMIA NACIONAL DE MEDICINA*
	250 000	*ASOCIACION DE DAMAS VOLUNTARIAS Y AMIGAS DEL MINISTERIO DE SALUD ADAVAMINSA*
	50 000	*ASOCIACIÓN PATRONATO DE LEPROSOS DEPARTAMENTAL DE LORETO*
	50 000	*CAJA DE PROTECCION Y ASISTENCIA SOCIAL LEY Nº 10674*
	44 500	*CENTRO DE EDUCACION BASICA ESPECIAL "FE Y ALEGRIA" Nº 42*
	80 000	*CENTRO DE REHABILITACION DE CIEGOS DE LIMA*
	102 000	*CENTRO DE REPOSO SAN JUAN DE DIOS (CREMPT) - PIURA DE LA ORDEN HOSPITALARIA SAN JUAN DE DIOS*
	120 000	*HOGAR CLINICA SAN JUAN DE DIOS (AREQUIPA)*
	710 746	*HOGAR CLINICA SAN JUAN DE DIOS - LIMA*
	100 000	*HOGAR CLINICA SAN JUAN DE DIOS -IQUITOS*
	144 000	*HOGAR CLINICA SAN JUAN DE DIOS CHICLAYO*
	180 000	*HOGAR CLINICA SAN JUAN DE DIOS CUSCO*
	87 600	*LIGA PERUANA DE LUCHA CONTRA EL CANCER - FILIAL AREQUIPA*
	2 465 368	*ORGANIZACIÓN PANAMERICANA DE LA SALUD*
	40 000	*PATRONATO PERUANO DE REHABILITACION Y EDUCACION ESPECIAL, FILIAL AYACUCHO*
	5 600 786	*UNION DE OBRAS DE ASISTENCIA SOCIAL*
DEFENSA	4 220 713	
026 M. DE DEFENSA	4 220 713	
	98 994	*ASOCIACION DE OFICIALES DE LA FAP*
	35 000	*ASOCIACIÓN "VENCEDORES DE LA CAMPAÑA MILITAR DE 1941"*
	20 000	*ASOCIACIÓN CAPITANES DE NAVIO, CORONELES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL EN SITUACIÓN DE RETIRO*
	20 000	*ASOCIACIÓN DE COMANDANTES DE LAS FUERZAS ARMADAS*
	250 000	*ASOCIACIÓN DE DISCAPACITADOS DE LAS FUERZAS ARMADAS DEL PERÚ "MY. E.P. MARKO JARA SCHENONE"*
	20 000	*ASOCIACIÓN DE OFICIALES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL DEL PERÚ*
	150 000	*ASOCIACIÓN DE OFICIALES GENERALES Y ALMIRANTES*
	72 000	*ASOCIACIÓN STELLA MARIS*
	210 000	*BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 DE MAYO DE 1986 Y DEFENSORES CALIFICADOS DE LA PATRIA*
	306 313	*CENTRO DE ESTUDIOS HISTÓRICOS MILITARES DEL PERÚ*

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2016

28/11/2015
03:16:36

FPR40S1
PAGINA : 4

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
DEFENSA	4 220 713	
026 M. DE DEFENSA	4 220 713	
	300 000	*COMITE FEMENINO DE APOYO*
	830 000	*FEDERACIÓN DEPORTIVA MILITAR DEL PERÚ*
	35 000	*FUNDACIÓN MIGUEL GRAU*
	300 000	*IEP PEDRO RUIZ GALLO*
	79 890	*INSTITUCIONES RELIGIOSAS*
	310 000	*INSTITUTO DE ESTUDIOS HISTÓRICOS MARÍTIMOS*
	300 000	*INSTITUTO HISTÓRICOS AEROESPACIALES*
	507 516	*INSTITUTO LIBERTADOR RAMÓN CASTILLA*
	45 000	*INSTITUTO SAN MARTINIANO DEL PERÚ*
	300 000	*OBISPADO CASTRENSE*
	30 000	*ORDEN DE LA LEGIÓN MARISCAL CÁCERES*
PRODUCCION	5 000 000	
241 INSTITUTO TECNOLOGICO DE LA PRODUCCION - ITP	5 000 000	
	5 000 000	*CENTROS DE INNOVACIÓN TECNOLÓGICA - CITE - LEY N° 30230*
GOBIERNOS REGIONALES	673 500	
443 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AREQUIPA	180 000	
	180 000	*CONGREGACION DE LAS HERMANITAS DE LOS ANCIANOS DESAMPARADOS ASILO " VICTOR F. LIRA"*
444 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AYACUCHO	373 500	
	50 000	*APOYO DISPENSARIO MÉDICO Y COMEDOR "PAZ Y BIEN" - AYACUCHO*
	323 500	*HOGAR DE ANCIANOS "PADRE SATURNINO" - AYACUCHO*
451 GOBIERNO REGIONAL DEL DEPARTAMENTO DE LA LIBERTAD	120 000	
	120 000	*HERMANITAS DE LOS ANCIANOS DESAMPARADOS, HOGAR SAN JOSE DE TRUJILLO*
TOTAL RUBRO :	58 922 253	

28/11/2015
03:16:36

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2016

FPR40S1
PAGINA : 5

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	14 248 623	
342 INSTITUTO PERUANO DEL DEPORTE	14 248 623	
	1 056 232	*COMITE OLIMPICO PERUANO*
	85 800	*FDN ACTIVIDADES SUBACUATICAS*
	261 681	*FDN AJEDREZ*
	1 066 587	*FDN ATLETISMO*
	150 000	*FDN AUTOMOVILISMO*
	553 290	*FDN BADMINTON*
	88 136	*FDN BASQUETBALL*
	214 800	*FDN BEISBOL*
	149 000	*FDN BILLAR*
	127 358	*FDN BOCHAS*
	67 900	*FDN BOWLING*
	157 217	*FDN BOXEO*
	104 700	*FDN CANOTAJE*
	176 000	*FDN CICLISMO*
	128 600	*FDN DEPORTES ECUESTRES*
	256 200	*FDN ESGRIMA*
	166 780	*FDN ESQUI ACUATICO*
	98 800	*FDN FISICOCULTURISMO*
	428 765	*FDN GIMNASIA*
	109 000	*FDN GOLF*
	80 400	*FDN HANDBALL*
	112 558	*FDN HOCKEY*
	473 200	*FDN JUDO*
	605 312	*FDN KARATE*
	70 000	*FDN KICK BOXING*
	283 800	*FDN KUNG FU*
	666 220	*FDN LEVANTAMIENTO DE PESAS*
	456 150	*FDN LUCHA AMATEUR*
	99 600	*FDN MOTOCICLISMO*
	62 500	*FDN MOTONAUTICA*
	112 800	*FDN MUAY THAI*
	527 637	*FDN NATACION*
	64 175	*FDN PALETA FRONTON*
	230 180	*FDN REMO*
	241 211	*FDN RUGBY*
	20 000	*FDN SALVAMENTO ACUATICO*
	208 880	*FDN SOFTBOL*
	57 500	*FDN SQUASH RACKET*
	594 900	*FDN TABLA*
	483 250	*FDN TAE KWON DO*
	563 393	*FDN TENIS*
	289 260	*FDN TENIS DE MESA*
	533 790	*FDN TIRO*
	41 968	*FDN TIRO CON ARCO*
	166 250	*FDN TRIATHLON*
	566 179	*FDN VELA*
	1 090 664	*FDN VOLEIBOL*
	100 000	*FEDUP*
COMERCIO EXTERIOR Y TURISMO	4 556 250	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	4 556 250	
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍA Y TURISMO CCATCCA - CITE ARTESANÍA Y TURISMO CCATCCA (CUSCO)*
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍA Y TURISMO UTCUBAMBA - CITE DE ARTESANIA Y TURISMO UTCUBAMBA (AMAZONAS)*
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍAS Y TURISMO AREQUIPA - CITE AREQUIPA*
	518 750	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE CERÁMICA CHULUCANAS - CITE CERÁMICA CHULUCANAS (PIURA)*

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2016

FPR40S1
PAGINA : 6

28/11/2015
03:16:36

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
COMERCIO EXTERIOR Y TURISMO	4 556 250	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	4 556 250	
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE LA JOYERÍA - CITE JOYERÍA CATACAOS (PIURA)*
	518 750	*CENTRO DE INNOVACIÓN TECNOLÓGICA DE LOS CAMÉLIDOS SUDAMERICANOS - CITE CAMÉLIDOS SUDAMERICANOS (PUNO)*
	518 750	*CENTRO DE INNOVACIÓN TECNOLÓGICA JOYERÍA KORIWASI - CITE JOYERÍA KORIWASI (CAJAMARCA)*
	600 000	*CENTRO DE INNOVACIÓN TECNOLÓGICA TEXTIL CAMÉLIDOS HUANCAVELICA - CITE TEXTIL CAMÉLIDOS HUANCAVELICA*
TOTAL RUBRO :	18 604 873	

28/11/2015
03:17:01

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2016

FPR40S1
PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	733 476	
001 PRESIDENCIA DEL CONSEJO DE MINISTROS	176 440	
	130 000	*CENTRO LATINOAMERICANO DE ADMINISTRACIÓN PARA EL DESARROLLO*
	46 440	*ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO*
002 INSTITUTO NACIONAL DE ESTADISTICA E INFORMATICA	210 000	
	3 200	*INSTITUTO INTERAMERICANO DE ESTADÍSTICA (IASI)*
	206 800	*SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA*
114 CONSEJO NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACION TECNOLOGICA	347 036	
	10 500	*CENTRO LATIONAMERICANO DE FISICA - CLAF*
	35 000	*CENTRO REGIONAL DE SISMOLOGÍA PARA AMÉRICA DEL SUR - CERESIS*
	45 150	*INTERNACIONAL CENTER FOR GENETIC ENGENEERIC AND BIOTECHNOLOGY*
	234 000	*PROGRAMA IBEROAMERICANO DE CIENCIA Y TECNOLOGÍA PARA EL DESARROLLO - CYTED*
	22 386	*UNION INTERNACIONAL PARA LA CIENCIA - ICSU*
AMBIENTAL	394 221	
005 M. DEL AMBIENTE	394 221	
	34 100	*CONVENCIÓN DE LAS NACIONES UNIDAS DE LUCHA CONTRA LA DESERTIFICACIÓN Y MITIGACIÓN DE LOS EFECTOS DE LA SEQUÍA (CNULD)*
	18 711	*CONVENCIÓN RAMSAR RELATIVA A LOS HUMEDALES DE IMPORTANCIA INTERNACIONAL ESPECIALMENTE COMO HÁBITAT DE AVES ACUÁTICAS*
	54 850	*CONVENIO BASILEA*
	49 929	*CONVENIO ESTOCOLMO*
	80 100	*CONVENIO MARCO DE LAS NACIONES UNIDADES SOBRE EL CAMBIO CLIMÁTICO (CMNUCC)*
	30 798	*CONVENIO ROTTERDAM*
	52 433	*INFRAESTRUCTURA MUNDIAL DE INFORMACIÓN EN BIODIVERSIDAD GLOBAL BIODIVERSITY FACILITY - GBIF.*
	30 000	*PROGRAMA DE LAS NACIONES UNIDAS PARA EL MEDIO AMBIENTE - PNUMA (FONDO DE CONTRIBUCIONES DE LA RED DE FORMACIÓN AMBIENTAL PARA AMÉRICA LATINA Y EL CARIBE)*
	43 300	*PROTOCOLO DE KYOTO*
RELACIONES EXTERIORES	32 564 000	
008 M. DE RELACIONES EXTERIORES	32 564 000	
	41 490	*ACADEMIA DE LA HAYA DE DERECHO INTERNACIONAL*
	443 156	*ASOCIACIÓN LATINOAMERICANA DE INTEGRACIÓN*
	121 261	*CENTRO DE DESARROLLO DE LA ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO*
	79 200	*CENTRO REGIONAL DE LAS NACIONES UNIDAS PARA LA PAZ, EL DESARME Y EL DESARROLLO EN AMÉRICA LATINA Y EL CARIBE*
	54 307	*COMISIÓN INTERNACIONAL DE LA BALLENA*
	568 153	*COMISIÓN PERMANENTE DEL PACÍFICO SUR*
	32 736	*COMITÉ CIENTÍFICO PARA LA INVESTIGACIÓN ANTÁRTICA*
	37 752	*COMITÉ DE INVERSIONES DE LA ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO*
	13 200	*COMITÉ PARA LA ELIMINACIÓN DE TODAS LAS FORMAS DE DISCRIMINACIÓN CONTRA LAS PERSONAS CON DISCAPACIDAD*
	18 715	*CONFERENCIA DE LA HAYA DE DERECHO INTERNACIONAL PRIVADO*
	27 588	*CONSEJO CONSULTIVO EMPRESARIAL DEL APEC*
	18 432	*CONSEJO DE ADMINISTRADORES DE LOS PROGRAMAS NACIONALES ANTÁRTICOS*
	21 648	*CONSEJO DE COOPERACIÓN ECONÓMICA DEL PACÍFICO*
	1 317	*CONVENCIÓN DE OTTAWA - CONVENCIÓN SOBRE LA PROHIBICIÓN DEL EMPLEO, ALMACENAMIENTO, PRODUCCIÓN Y TRANSFERENCIA DE MINAS ANTIPERSONALES Y SOBRE SU DESTRUCCIÓN*
	4 322	*CONVENCIÓN SOBRE LA PROHIBICIÓN DEL DESARROLLO, LA PRODUCCIÓN Y EL ALMACENAMIENTO DE ARMAS BACTEREOLÓGICAS (BIOLÓGICAS) Y TOXÍNICAS Y SOBRE SU DESTRUCCIÓN*

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2016

28/11/2015
03:17:01

FPR40S1
PAGINA : 2

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	32 564 000	
008 M. DE RELACIONES EXTERIORES	32 564 000	
	3 326	CONVENCIÓN SOBRE MUNICIONES EN RACIMO
	27 719	CONVENIO DE BASILEA SOBRE EL CONTROL DE LOS MOVIMIENTOS TRANSFRONTERIZOS DE DESECHOS PELIGROSOS PARA SU DISPOSICIÓN
	14 488	CONVENIO DE ROTTERDAM SOBRE LOS PROCEDIMIENTOS CONVENIDOS PARA CIERTOS QUÍMICOS Y PESTICIDAS PELIGROSOS EN EL COMERCIO INTERNACIONAL
	3 939	CONVENIO SOBRE PROHIBICIONES O RESTRICCIONES DEL EMPLEO DE CIERTAS ARMAS CONVENCIONALES QUE PUEDAN CONSIDERARSE EXCESIVAMENTE NOCIVAS O DE EFECTOS INDISCRIMINADOS
	3 905	CORTE PERMANENTE DE ARBITRAJE
	13 200	FONDO CENTRAL PARA ACCIÓN DE EMERGENCIAS
	13 200	FONDO DE CONTRIBUCIONES VOLUNTARIAS DE LAS NACIONES UNIDAS PARA LAS POBLACIONES INDÍGENAS
	650 000	FONDO DE COOPERACIÓN DE LA ALIANZA DEL PACÍFICO
	28 121	FONDO DE LAS NACIONES UNIDAS PARA LA DEMOCRACIA
	52 800	FONDO DEL PROGRAMA DE NACIONES UNIDAS PARA EL MEDIO AMBIENTE
	198 000	FONDO ESPECIAL MULTILATERAL DEL CONSEJO INTERAMERICANO PARA DESARROLLO INTEGRAL
	13 200	FONDO ESPECÍFICO DEL GRUPO DE TRABAJO ENCARGADO DE ELABORAR EL PROYECTO DE DECLARACIÓN AMERICANA SOBRE LOS DERECHOS DE LOS PUEBLOS INDÍGENAS
	125 094	FONDO FIDUCIARIO DEL PLAN DE ACCIÓN DEL PACÍFICO SUDESTE
	9 906	FONDO FIDUCIARIO GENERAL PARA EL PRESUPUESTO BASICO PROGRAMA PROTOCOLO SOBRE SEGURIDAD DE LA BIOTECNOLOGÍA (FUND 9340 PER)
	5 547	FONDO FIDUCIARIO PARA EL CONVENIO DE VIENA PARA LA PROTECCIÓN DE LA CAPA DE OZONO
	38 125	FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA (FUND 5080PER)
	17 659	FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA DEL PROG.NACIONES UNIDAS PARA EL MEDIO AMBIENTE (FUND 850 PER)
	26 400	FONDO PARA APOYAR LAS TAREAS DEL GRUPO DE REVISIÓN DE LA IMPLEMENTACIÓN DE LAS CUMBRES DE AMÉRICA
	13 200	FONDO PARA LA CONSOLIDACIÓN DE LA PAZ
	52 800	FONDO PÉREZ GUERRERO
	4 884	FONDO VOLUNTARIO NNUU PARA LAS VÍCTIMAS DE LA TORTURA
	235 781	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (ADMINISTRATIVA)
	38 808	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (OPERATIVA)
	14 060	GRUPO DE LOS 77
	66 000	INSTITUTO INTERNACIONAL PARA LA DEMOCRACIA Y ASISTENCIA ELECTORAL
	19 854	INSTITUTO ÍTALO-LATINOAMERICANO
	13 200	INTERAMERICAN INSTITUTE FOR GLOBAL CHANGE RESEARCH
	15 924	INTERGOVERNMENTAL PANEL ON CLIMATE CHANGE
	26 400	MISIONES DE OBSERVACIÓN ELECTORAL DE LA OEA
	66 000	OFICINA DE ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS DERECHOS HUMANOS
	18 208	OFICINA INTERNACIONAL DE EXPOSITORES
	5 280	ONU-MUJERES
	483 822	ORGANISMO ANDINO DE SALUD-CONVENIO HIPÓLITO UNANUE
	147 832	ORGANISMO INTENACIONAL PARA LAS MIGRACIONES
	720 926	ORGANISMO INTERNACIONAL DE ENERGÍA ATÓMICA
	26 787	ORGANISMO PARA LA PROSCRIPCIÓN DE LAS ARMAS NUCLEARES EN AMÉRICA LATINA Y EL CARIBE
	12 070 786	ORGANIZACIÓN DE LAS NACIONES UNIDAS
	1 613 903	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN
	132 000	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN FAO - OFICINA SEDE LIMA

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2016

FPR40S1

28/11/2015
03:17:01

PAGINA : 3

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	32 564 000	
008 M. DE RELACIONES EXTERIORES	32 564 000	
	990 000	*ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA*
	1 879 944	*ORGANIZACIÓN DE LOS ESTADOS AMERICANOS*
	66 000	*ORGANIZACIÓN DE LOS ESTADOS AMERICANOS - OFICINA LIMA*
	993 168	*ORGANIZACIÓN DEL TRATADO DE COOPERACIÓN AMAZÓNICA*
	302 106	*ORGANIZACIÓN INTERNACIONAL DE LAS MADERAS TROPICALES*
	1 280 491	*ORGANIZACIÓN INTERNACIONAL DEL TRABAJO*
	90 196	*ORGANIZACIÓN MARÍTIMA INTERNACIONAL*
	1 195 975	*ORGANIZACIÓN MUNDIAL DE COMERCIO*
	1 683 280	*ORGANIZACIÓN MUNDIAL DE LA SALUD*
	177 380	*ORGANIZACIÓN MUNDIAL DEL TURISMO*
	213 130	*ORGANIZACIÓN PARA LA PROHIBICIÓN DE LAS ARMAS QUÍMICAS*
	2 470 608	*PROGRAMA DE LAS NACIONES UNIDAS PARA EL DESARROLLO*
	1 322 397	*PROGRAMA MUNDIAL DE ALIMENTOS*
	18 480	*RED DE ARCHIVOS DIPLOMÁTICOS IBEROAMERICANOS*
	89 863	*SECRETARÍA DEL TRATADO ANTÁRTICO*
	134 593	*SECRETARÍA GENERAL IBEROAMERICANA*
	79 200	*SISTEMA INTERAMERICANO DE DERECHOS HUMANOS*
	8 427	*TRATADO SOBRE LA NO PROLIFERACIÓN DE ARMAS NUCLEARES*
	1 044 402	*UNIÓN DE LAS NACIONES SURAMERICANAS*
ECONOMIA Y FINANZAS	16 000	
009 M. DE ECONOMIA Y FINANZAS	16 000	
	16 000	*ASOCIACION INTERNACIONAL DEL PRESUPUESTO PUBLICO - ASIP*
EDUCACION	431 000	
010 M. DE EDUCACION	356 000	
	39 000	*FACULTAD LATINOAMERICANA DE CIENCIAS SOCIALES - FLACSO*
	317 000	*INSTITUTO DE TRANSFERENCIA DE TECNOLOGIAS APROPIADAS PARA SECTORES MARGINALES DEL CONVENIO ANDRES BELLO - ITACAB*
342 INSTITUTO PERUANO DEL DEPORTE	60 000	
	55 746	*AGENCIA MUNDIAL DE ANTIDOPAJE - WADA - AMA*
	4 254	*CONSEJO IBEROAMERICANO DEL DEPORTE - CID*
514 U.N. DE INGENIERIA	15 000	
	15 000	*UNIÓN INTERNACIONAL DE TELECOMUNICACIONES*
AGRICULTURA	5 500 000	
013 M. DE AGRICULTURA Y RIEGO	5 500 000	
	5 500 000	*AUTORIDAD AUTÓNOMA BINACIONAL DEL LAGO TITICACA*
DEFENSA	711 299	
026 M. DE DEFENSA	711 299	
	704 299	*SECRETARIA GENERAL DE LA UNASUR-CEED-CDS*
	7 000	*SISTEMA DE COOPERACIÓN ENTRE LAS FUERZAS AÉREAS AMERICANAS (SICOFAA)*
CONGRESO DE LA REPUBLICA	463 400	
028 CONGRESO DE LA REPUBLICA	463 400	
	1 120	*ASOCIACIÓN DE SECRETARIOS DE PARLAMENTARIOS -ASGP-UIP*
	114 841	*PARLAMENTO AMAZÓNICO*
	32 000	*PARLAMENTO ANDINO*
	169 592	*PARLAMENTO LATINOAMERICANO*
	145 847	*UNIÓN INTERPARLAMENTARIA*
COMERCIO EXTERIOR Y TURISMO	100 000	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	100 000	
	100 000	*PROGRAMA IBEROAMERICANO PARA LA PROMOCION DE LAS ARTESANIAS (IBERARTESANIAS)*
TRANSPORTES Y COMUNICACIONES	157 795	

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2016

FPR40S1
PAGINA : 4

28/11/2015
03:17:01

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
TRANSPORTES Y COMUNICACIONES	157 795	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	157 795	
	22 000	*ASOCIACIÓN LATINOAMERICANA DE METROS Y SUBTERRÁNEOS-ALAMYS*
	68 288	*ASSOCIATION OF AMERICAN RAILROADS ASOCIACIÓN DE FERROCARRILES AMERICANOS (AAR)*
	30 413	*INTERNACIONAL ASSOCIATION OF PUBLIC TRANSPORT ASOCIACIÓN INTERNACIONAL DE TRANSPORTE PÚBLICO (UITP)*
	37 094	*INTERNACIONAL UNION OF RAILWAYS UNION INTERNACIONAL DE FERROCARRILES (UIC)*
VIVIENDA CONSTRUCCION Y SANEAMIENTO	1 398	
037 MINISTERIO DE VIVIENDA, CONSTRUCCION Y SANEAMIENTO	1 398	
	1 398	*UNION INTERAMERICANA PARA LA VIVIENDA - UNIAPRAVI*
PRODUCCION	342 013	
244 INSTITUTO NACIONAL DE CALIDAD - INACAL	342 013	
	7 039	*COMISIÓN PANAMERICANA DE NORMAS TÉCNICAS COPANT*
	1 661	*CONFERENCIA DE ESTANDARIZACIÓN NACIONAL DE LABORATORIOS INTERNACIONALES NCSLI*
	6 400	*COOPERACION INTERNACIONAL PARA LA ACREDITACION DE LABORATORIOS - ILAC*
	7 070	*COOPERACIÓN DE ACREDITACIÓN DEL PACIFICO PAC*
	10 624	*COOPERACIÓN DEL ASIA PACÍFICO PARA LA ACREDITACIÓN DE LABORATORIOS-APLAC*
	14 084	*COOPERACIÓN INTERAMERICANA DE ACREDITACIÓN IAAC*
	4 767	*FORO INTERNACIONAL DE ACREDITACION IAF*
	120 231	*OFICINA INTERNACIONAL DE PESOS Y MEDIDAS - BIPM*
	7 135	*ORGANIZACIÓN INTERNACIONAL DE METROLOGÍA LEGAL - OIML*
	163 022	*ORGANIZACIÓN INTERNACIONAL DE NORMALIZACIÓN ISO*
TOTAL RUBRO :	41 414 602	

ANEXO B : CUOTAS INTERNACIONALES FPR40S1
AÑO FISCAL 2016

28/11/2015
03:17:01
PAGINA : 5

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	279 974	
019 ORGANISMO SUPERVISOR DE LA INVERSION PRIVADA EN TELECOMUNICACIONES	125 213	
	125 213	*UIT - UNIÓN INTERNACIONAL DE TELECOMUNICACIONES*
183 INSTITUTO NACIONAL DE DEFENSA DE LA COMPETENCIA Y DE LA PROTECCION DE LA PROPIEDAD INTELECTUAL	154 761	
	75 290	*COMITE DE COMPETENCIA DE LA ORGANIZACION PARA COOPERACION Y EL DESARROLLO ECONOMICO-OECD*
	36 045	*CONVENIO INTERNACIONAL PARA LA PROTECCION DE LAS OBTENCIONES VEGETALES-UPOV*
	5 139	*INTERNATIONAL ASSOCIATION OF INSOLVENCY REGULATORS-IAIR*
	38 287	*ORGANIZACION MUNDIAL DE LA PROPIEDAD INTELECTUAL-OMPI*
CULTURA	37 900	
060 ARCHIVO GENERAL DE LA NACION	37 900	
	1 200	*ASOCIACIÓN LATINOAMERICANA DE ARCHIVOS - ALA*
	2 700	*CONSEJO INTERAMERICANO DE ARCHIVOS - CIA*
	34 000	*PROGRAMA DE APOYO AL DESARROLLO DE ARCHIVOS IBEROAMERICANOS - ADAI*
ECONOMIA Y FINANZAS	1 485 200	
009 M. DE ECONOMIA Y FINANZAS	8 000	
	8 000	*ASOCIACION IBEROAMERICANA DE TRIBUNALES DE JUSTICIA FISCAL O ADMINISTRATIVA A.C.*
055 AGENCIA DE PROMOCION DE LA INVERSION PRIVADA	67 000	
	38 000	*OECD - ORGANIZACION PARA LA COOPERACION Y EL DESARROLLO ECONOMICO*
	29 000	*WAIPA- WORLD ASSOCIATION OF INVESTMENT PROMOTION AGENCIAS*
057 SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	357 200	
	233 450	*CENTRO INTERAMERICANO DE ADMINISTRACIONES TRIBUTARIAS - CIAT*
	123 750	*ORGANIZACION MUNDIAL DE ADUANAS - OMA*
058 SUPERINTENDENCIA DEL MERCADO DE VALORES	1 018 000	
	1 018 000	*INTERNACIONAL ORGANIZATION OF SECURITIES COMMISSIONS*
095 OFICINA DE NORMALIZACION PREVISIONAL-ONP	35 000	
	35 000	*CENTRO INTERAMERICANO DE LA SEGURIDAD SOCIAL*
EDUCACION	131 113	
511 U.N. DE SAN ANTONIO ABAD DEL CUSCO	16 113	
	16 113	*GRUPO DE UNIVERSIDADES IBEROAMERICANAS LA RÁBIDA*
519 U.N. DE LA AMAZONIA PERUANA	100 000	
	30 000	*ASOCIACIÓN DE UNIVERSIDADES AMAZÓNICAS-UNAMAZ*
	70 000	*ORGANIZACIÓN UNIVERSITARIA INTERAMERICANA-OUI*
533 U.N. DE SAN MARTIN	15 000	
	15 000	*ASOCIACIÓN DE UNIVERSIDADES AMAZÓNICAS - UNAMAZ.*
TRABAJO Y PROMOCION DEL EMPLEO	62 910	
012 M. DE TRABAJO Y PROMOCION DEL EMPLEO	62 910	
	900	*ASOCIACION ESPAÑOLA DE EMPLEO CON APOYO - AESE*
	6 510	*ASOCIACION INTERNACIONAL DE CONSEJOS ECONOMICOS Y SOCIALES E INSTITUCIONES SIMILARES - AICESIS*
	15 000	*ASOCIACIÓN MUNDIAL DE LOS SERVICIOS PÚBLICOS DE EMPLEO - AMSPE*
	6 000	*CENTRO INTERAMERICANO PARA EL DESARROLLO DEL CONOCIMIENTO EN LA FORMACION PROFESIONAL (OIT/CINTERFOR)*
	17 000	*ORGANIZACIÓN IBEROAMERICANA DE SEGURIDAD SOCIAL - OISS*
	17 500	*RED INTERAMERICANA PARA LA ADMINISTRACION LABORAL - RIAL*
AGRICULTURA	250 000	
160 SERVICIO NACIONAL DE SANIDAD AGRARIA - SENASA	250 000	
	180 000	*COMITE DE SANIDAD VEGETAL DEL CONO SUR - COSAVE*
	70 000	*ORGANISMO INTERNACIONAL DE SANIDAD ANIMAL - OIE*
ENERGIA Y MINAS	695 000	

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2016

FPR40S1

28/11/2015
03:17:01

PAGINA : 6

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
ENERGIA Y MINAS	695 000	
016 M. DE ENERGIA Y MINAS	695 000	
	90 000	*GIEC, GRUPO INTERNACIONAL DE ESTUDIO DEL COBRE*
	80 000	*GIEPZ, GRUPO INTERNACIONAL DE ESTUDIO DEL PLOMO Y ZINC*
	85 000	*IRENA. AGENCIA INTERNACIONAL DE ENERGÍA RENOVABLE*
	120 000	*OLADE, ORGANISMO LATINOAMERICANO DE ENERGÍA.*
	320 000	*PAISES EXPORTADORES DE GAS*
CONTRALORIA GENERAL	35 850	
019 CONTRALORIA GENERAL	35 850	
	9 850	*ORGANIZACION INTERNACIONAL DE ENTIDADES FISCALIZADORAS SUPERIORES-INTOSAI*
	26 000	*ORGANIZACION LATINOAMERICANA Y DEL CARIBE DE ENTIDADES FISCALIZADORAS-OLACEFS*
DEFENSA	288 000	
026 M. DE DEFENSA	288 000	
	125 000	*COSPAS SARSAT PROGRAMME*
	78 000	*INTERNATIONAL ASSOCIATION OF MARINE AIDS TO NAVIGATION AND LIGHTHOUSE AUTHORITIES - IALA*
	85 000	*ORGANIZACIÓN HIDROGRÁFICA INTERNACIONAL*
TRANSPORTES Y COMUNICACIONES	1 898 810	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	1 898 810	
	591 889	*COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL (CLAC)*
	190 000	*COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL Y ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL*
	540 683	*ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL (OACI)*
	303 372	*UNIÓN INTERNACIONAL DE TELECOMUNICACIONES (UIT)*
	113 471	*UNIÓN POSTAL DE LAS AMÉRICAS ESPAÑA Y PORTUGAL (UPAEPA)*
	159 395	*UNIÓN POSTAL UNIVERSAL (UPU)*
PRODUCCION	1 004 060	
038 MINISTERIO DE LA PRODUCCION	1 004 060	
	159 486	*COMISIÓN INTERAMERICANA DEL ATÚN TROPICAL*
	615 099	*ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA EL DESARROLLO INDUSTRIAL-ONUDI*
	66 240	*ORGANIZACIÓN INTERNACIONAL DE LA VIÑA Y EL VINO - OIV*
	163 235	*ORGANIZACIÓN LATINOAMERICANA DE DESARROLLO PESQUERO*
TOTAL RUBRO :	6 168 817	

1320266-1